Form 10-K, Exhibit 13
period 1994-01-01
LADD FURNITURE INC
filed 1994-03-31
CIK 721669

LADD is North America's fourth largest residential furniture manufacturer, with annualized net sales in excess of $600 million, 26 manufacturing facilities in ten states and Mexico, and nearly 8,000 employees. LADD markets its broad line of residential and contract furniture products under the major brand names American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, Lea Industries, Pennsylvania House and Pilliod, and distributes these products domestically and worldwide through LADD International.



Financial Highlights
In thousands, except per share data and ratios

                                                             Percent
                                        1993      1992*      Change
Operations Statement
Net sales                           $521,200    496,679      + 4.9%
Gross profit                          94,279     95,429     -- 1.2
Operating income                      12,326     16,936     --27.2
Net earnings                           3,846      4,545     --15.4
Weighted average shares outstanding   23,054     21,442      + 7.5
Per Share
Net earnings                        $   0.17       0.21     --19.0%
Cash dividends                          0.12       ----      ----
Year-end book value                     6.51       6.46      + 0.8
Closing stock price                    10.00      10.50     -- 4.8
Balance Sheet
Net working capital                 $123,004    117,693      + 4.5%
Total assets                         335,737    315,649      + 6.4
Long-term debt**                     105,257     91,503      +15.0
Shareholders' equity                 150,103    148,724      + 0.9
Ratios
Gross margin                            18.1%      19.2
Operating profit margin                  2.4        3.4
Net return on sales                      0.7        0.9
Return on beginning equity               2.6        4.1
Long-term debt** to capitalization      37.9       35.2
Current ratio                            3.1x       3.1


*1992 contained 53 weeks and has been restated to reflect LADD's adoption of SFAS No. 109.
**Excluding current installments.

(AMERICAN, LADD Furniture, Inc., Lea Lumber & Plywood Co., AMERICAN DREW,
 LADD TRANSPORTATION, INC. and Pilliod Logos)


Letter to Shareholders

Strong housing activity and low interest rates during 1993
produced a second year of recovery for the U.S. residential
furniture industry. In this environment, LADD achieved
record net sales of $521 million during its 52-week 1993
fiscal year, an increase of 5 percent over the                    (Photo,
$497 million recorded in fiscal 1992's 53 weeks. While              see
sales hit a record level, net earnings for the year declined      appendix)
to $3.8 million, or $.17 per share, from $4.5 million, or $.21 per share in 1992. During 1993, LADD was required to adopt a new accounting standard for postretirement benefits (SFAS No. 106) which reduced 1993 net earnings by $1.3 million, or $.05 per share. Excluding SFAS No. 106, net earnings rose 13 percent and net earnings per share were up 5 percent on an 8 percent increase in average shares outstanding.

Factors affecting 1993 performance
Several major strategic actions were initiated in 1993 to improve LADD's longer-term profitability and return on investment. While painful in the short-term, we believe these actions will generate significant future returns for LADD shareholders. They include:

(bullet) the discontinuation of unprofitable American of Martinsville
         ("AOM") Residential Casegoods product lines and the merger of the remaining AOM lines into our American Drew business;

(bullet) the reallocation of certain Virginia-based manufacturing assets among two LADD operating companies; and

(bullet) the initiation of a major capital investment program designed to increase productivity, improve product quality and reduce operating costs. In 1993, LADD's capital spending exceeded $24 million, compared to the previous yearly high of $9 million.


These strategic actions had a significant negative impact on 1993's second half results. In total, we discontinued AOM product lines representing approximately $12 million in annualized sales. Discontinuing this unprofitable business produced operating losses in excess of $1 million in each of 1993's last two quarters and reduced fourth quarter sales by almost $3 million.

(AMERICAN, LADD Furniture, Inc., Lea Lumber & Plywood Co., AMERICAN DREW,
 LADD TRANSPORTATION, INC. and Pilliod Logos)





            In addition, production capacity reallocations and major capital investment projects initiated during 1993 at LADD's Martinsville,
(Photo,     Chilhowie, Marion and St. Paul, VA manufacturing facilities caused
 see        short-term manufacturing disruptions during the second half of the
appendix)   year. As a result, LADD's profitability was adversely impacted during the third and fourth quarters of 1993. We expect these projects to be completed by mid-1994.

            Finally, sales weakness in higher-priced product lines, primarily AOM Residential Casegoods and the casegoods (wood furniture) products of Pennsylvania House, reduced LADD's overall 1993 sales gains and profitability. The AOM Residential Casegoods product mix was thinned out and refocused as previously mentioned, while Pennsylvania House began aggressively introducing new products at somewhat lower price points during 1993. Featuring more casual styling, these products are designed to provide increased value to the Pennsylvania House dealers and customers, a process which will continue in 1994.

Pilliod acquisition
On January 31, 1994, LADD invested $54 million to acquire Pilliod Furniture, a major U.S. manufacturer of promotional bedroom and occasional furniture. Headquartered in High Point, NC, Pilliod has annual sales in excess of $85 million and employs over 1,100 people in its headquarters and its three plants in Ohio, Alabama and South Carolina. The acquisition was financed with
available bank credit lines and the sale of              (International
selected trade accounts receivable in an asset             Sales Graph
securitization transaction. Following the                  appears here,
acquisition, LADD's long-term debt-to-capitalization       see appendix)
ratio was approximately 42%, which remains within our goal of having no more than 45% of capitalization in the form of long-term debt.

International market development
One of LADD's key strategies is the identification and development of new markets around the world. LADD
International, formed in 1992, facilitates the international cross-marketing of products from all the LADD operating companies. LADD further increased its international business last year, making shipments to 51 countries totaling more than $40 million. An additional and ongoing part of our international thrust is the investigation and development of possible joint ventures with various overseas partners. We believe being an experienced international company will be a distinct competitive advantage in the latter half of the 1990's.

(PENNSYLVANIA HOUSE, Clayton Marcus, BARCLAY, Daystrom,
 LADD INTERNATIONAL, Brown Jordan and Fournier Logos)


Operating company management changes
Early in 1994, four new LADD operating company presidents were appointed. These executives each have extensive general management experience and demonstrated leadership capabilities that we feel will lead their respective operating companies to significant future growth in sales and profits.

(bullet)  Craig M. Shoemaker (44) was appointed president of
          Pennsylvania House. Craig worked for Pennsylvania House in various managerial positions for 14 years early in his career and has served since that time as president of two other furniture companies.

(bullet)  Robert J. Maricich (43) was appointed president of American
          Drew. Bob has served as president of our AOM Contract business since 1989 and brings strong leadership skills to his new assignment.

(bullet) Lee H. Houston, Jr. (49) was appointed president of Daystrom. Lee's experience includes service as a consultant to numerous furniture manufacturers and general management experience in the industry.

(bullet)  D. Fredric ("Fritz") Myers (58) was appointed president of
          Fournier. A strong marketing and operating executive, Fritz has over 30 years of senior management experience with a variety of manufacturing companies.

I am pleased to welcome these four men to their new LADD responsibilities.

Outlook
At this point in early 1994, the outlook for the U.S. furniture industry remains positive. Consumer confidence, a major factor influencing retail furniture sales, has strengthened appreciably from previously depressed levels. Recent strong housing activity also suggests substantial future demand for a wide variety of residential consumer durables, including home furnishings.

We believe LADD is well-positioned to capitalize on this favorable industry outlook. We have the size, diversity and financial resources necessary to compete effectively. We have a strong commitment to excellence and to meeting the needs of our customers and consumers. Further, we are dedicated to aggressively investing financial and human resources for the future benefit of our customers, employees and shareholders.

On behalf of LADD's 7,800 employees, I want to thank you for your continuing support and confidence.


                                     Sincerely,
                                     (Signature, see appendix)
                                     Richard R. Allen
                                     Chairman and Chief Executive Officer

(LADD INTERNATIONAL, Daystrom, PENNSYLVANIA HOUSE, AMERICAN,
Clayton Marcus, BARCLAY and FOURNIER Logos)


                 Investing for the Future

                 As discussed in the 1992 Annual Report, LADD is committed
                 to making strategically-driven investments in all areas of its business that will enable it to be a world-class
 (Capital        manufacturer and marketer of products known for their quality
Investment       and value. In the manufacturing area, new automation
  Graph,         technologies continue to emerge which can shorten cycle
see appendix)    lead times for LADD's retailers and consumers, reduce
                 manufacturing costs, increase productivity and improve product quality. In 1993, capital investment totaled a record
                 $24.7 million, more than double the year's depreciation. A similar level of investment is anticipated for 1994.

                 LADD is also committed to making strategic investments aimed at improving its information systems and developing new products and markets. In the market development category, LADD invested $54 million in early 1994 to acquire Pilliod Furniture, a leader in the fast growing promotional casegoods sector. The following paragraphs outline several of the major investments LADD has initiated.


                      Virginia manufacturing realignment
                      During 1993, a strategic decision was made to reallocate
(Photo,               certain Virginia-based manufacturing capacity among two
 see                  LADD business units in order to consolidate the operations
appendix)             of one company while providing additional production
                      capability to meet the current and anticipated sales growth of the other. In this process, more than $15 million will have been invested during 1993 and 1994 in realigning the production capabilities of LADD's
                 Martinsville, Chilhowie and Marion manufacturing plants.
                 These moves accomplished two objectives. First, the American of Martinsville ("AOM") contract manufacturing operations were concentrated into one larger, more efficient facility in Martinsville. Second, the former AOM plants in Chilhowie and Marion were transferred to Lea Industries ("Lea"), which has significantly expanded its already broad line of youth bedroom furniture to accommodate the strong demographics of this market segment. Although these plant realignments disrupted production and hurt profit margins during the third and fourth quarters of 1993 and early 1994, the reconfigured facilities will substantially improve the future business prospects of both AOM and Lea.

(Brown Jordan, LADD TRANSPORTATION, AMERICAN DREW, Lea Lumber & Plywood, Co., PILLIOD and LADD Furniture, Inc. Logos)

American of Martinsville investment
As part of AOM's manufacturing consolidation, a 100,000            (Photo,
square foot expansion of the Martinsville plant was completed        see
in late 1993 and the facility was substantially reconfigured.     appendix)
During 1994, a new highly-
automated panel manufacturing         (Photo,
line which uses construction            see
techniques new to AOM will be         appendix)
installed at Martinsville. This
new line has the flexibility to efficiently manufacture parts in smaller quantities with reduced labor. When fully operational in mid-1994, it will broaden Martinsville's production capabilities, enabling AOM to target the faster growing "budget" sector of the hospitality (hotel/motel) market with high value lower-priced wood furniture. Buyers in this market segment generally seek casegoods at price points lower than traditionally manufactured by AOM.

Lea Industries investment
The Chilhowie plant began manufacturing Lea's residential bedroom furniture in late 1993, following a 112,000 square foot expansion of the facility. A major new base coat and print line being installed in the Chilhowie facility is expected to become operational around mid-1994. This highly automated line will efficiently provide the large quantities of printed end and top panels required for Lea's lower-medium to medium-priced youth bedroom and correlate furniture. During 1993, several other major pieces of sophisticated new equipment which lower unit costs and improve product quality were also installed at Chilhowie. In total, the investments at the Chilhowie location significantly increase Lea's capability to efficiently produce its growing medium-priced Charter House product line.

The Marion plant is being converted during 1994 for the manufacture of Lea's lower-priced Design Horizons product line, targeted at the relatively fast-growing low-priced youth bedroom furniture segment of the market. By internally manufacturing Design Horizons products which were previously assembled from purchased parts, Lea will be able to improve quality levels while at the same time

(Lea, PILLIOD, LADD TRANSPORTATION, AMERICAN DREW, Lea Lumber & Plywood Co., LADD Furniture, Inc. and AMERICAN Logos)

(Photo,      lowering production costs. The investment in Marion includes
  see        computer-controlled saws and boring machinery, edge banding and
appendix)    edge foiling equipment and materials handling equipment, all designed to make Design Horizons a low cost, high value product.

             Fournier investment
             Shortly after its acquisition by LADD in mid-1992, Fournier Furniture significantly increased the size of its St. Paul, VA ready-to-assemble ("RTA") furniture manufacturing facility. Since that time, Fournier has made major additional capital investments in the St. Paul facility to increase capacity, improve production efficiency and enhance product quality.


                   Over $8 million has been invested in Fournier since its 1992 acquisition, including a fully-automated production line
(Photo,            which began operating during 1993's third quarter. This
  see              new line substantially increased Fournier's production
appendix)          capacity, improved the quality of its products and reduced unit costs. A second automated line is scheduled to begin operating at St. Paul in mid-1994. This second line will have the capability of manufacturing Fournier products with contoured edges, a growing design feature of RTA furniture.

                        Another major 1994 investment at Fournier is the
        (Photo,         installation of equipment which will allow the company
          see           to laminate its own particleboard, as opposed to
        appendix)       purchasing laminated board from outside suppliers. The
                        laminating equipment will also furnish panels for Lea's Design Horizons plant in nearby Marion, VA.

(FOURNIER, Brown Jordan, LADD INTERNATIONAL, Daystrom, BARCLAY,
Clayton Marcus and PENNSYLVANIA HOUSE Logos)

American Drew investment
Major investments are also being made at
American Drew's North Wilkesboro, NC facilities           (Photo,
to improve production efficiencies, substantially           see
increase material yields and otherwise add value to the   appendix)
company's line of medium-priced wood bedroom, dining room and occasional furniture products.

The installation of a flat line finishing system has             (Photo,
increased American Drew's manufacturing productivity,              see
while at the same time allowing the company to meet             appendix)
increasingly stringent regulations governing permissible levels of volatile organic compound ("VOC") emissions. New computer-controlled molding equipment now produces all of American Drew's visible critical drawer parts, reducing machine set-up times, accelerating production run rates and virtually eliminating subsequent sanding and rough trim operations on these parts.


Another major current capital investment project          (Photo,
at American Drew's North Wilkesboro facilities is          see
the pending automation during 1994 of the company's       appendix)
rough mill operation. This investment will significantly increase American Drew's lumber yields - an extremely important consideration given recent increases in U.S.
hardwood lumber prices and the importance of lumber as a raw material component in American Drew's products.

Other investments
In addition to the capital projects discussed above, investments which improve LADD's marketing, product development, information systems and human resource capabilities are also deemed to be equally critical to the company's future success. Some examples are:

(bullet) Significant joint marketing investments were initiated last year with an international electronics manufacturer and a large national retailer to market

(FOURNIER, BARCLAY, Clayton Marcus, AMERICAN, PENNSYLVANIA HOUSE,
Daystrom, and LADD INTERNATIONAL Logos)

               (Photo,       LADD's home theatre products and Lea's youth
                 see         furniture, respectively.
              appendix)
                             (bullet) LADD continued its strong emphasis on
                             product development, as Pennsylvania House
       (Photo,        introduced exciting new products targeted at a lower
        see           price point and Lea  introduced a record number of new
      appendix)       products at the October International Home Furnishings
                      Market. Brown Jordan continued to win national design recognition for new product additions to its metal casual and outdoor furniture line.

             (bullet) A major new information system enhancement initiated at
   (Photo,   the High Point data center takes advantage of new data base and
    see      client server technologies and will give LADD and its operating appendix)  companies improved marketing information, as well as increased capabilities for serving customers with electronic data interchange ("EDI") and voice response.

             (bullet) LADD completed its first comprehensive company wide employee survey during 1993 which has led to, among other things, an accelerated employee training initiative throughout the organization. LADD will continue to increase its investments in its people with training designed to improve their skills and abilities to deal with an increasingly complex business environment, to ensure that LADD remains a leader in the furniture industry.

         (Photo,  The future
          see     The rate of change in the U.S. furniture industry has
       appendix)  increased and will likely accelerate further in the years ahead. LADD has the resources, commitment and vision to
                         capitalize on change and turn it into a competitive
            (Photo,      advantage. Through intelligent, aggressive investment
              see        in new technologies, new products, new domestic and
            appendix)    global market opportunities and the development of
                         LADD's human resources, continued growth and improved profitability will be achieved.

(Fournier, Brown Jordan, LADD INTERNATIONAL, Daystrom, Barclay,
Clayton Marcus, Pennsylvania House logos)

Management's Statement of Responsibility

The management of LADD Furniture, Inc. is responsible for the integrity of the financial statements of the Company and for ascertaining that the financial statements accurately reflect the financial position and results of operations of the Company. The financial statements were prepared in conformity with generally accepted accounting principles, applying estimates and management's best judgment, as required. Information presented elsewhere in this Annual Report is consistent with the financial statements.
LADD has established and maintains a system of internal controls designed to provide reasonable assurance, at an appropriate cost, that the Company's assets are adequately safeguarded and that the accounting records reflect the transactions of the Company accurately, fairly and in reasonable detail. The internal control system provides for careful selection and training of personnel, the delegation of management authority and responsibility, the dissemination of management control policies and procedures and an internal audit program.
The board of directors, through its Audit Committee consisting of three directors who are not officers or employees of the Company, is responsible for reviewing and monitoring the financial statements and accounting practices of the Company. The Audit Committee meets periodically, either separately or jointly, with the independent auditors, representatives of management and the Company's internal auditors to discuss auditing, accounting and financial statement matters. To ensure complete independence, representatives of KPMG Peat Marwick, certified public accountants retained by the Company to audit the financial statements, have full and free access to meet with the Audit Committee with or without the presence of management representatives.


(Signature of Richard R. Allen)          (Signature of William S. Creekmuir)
Richard R. Allen                         William S. Creekmuir
Chairman & Chief Executive Officer       Senior Vice President & Chief Financial Officer
February 11, 1994                        February 11, 1994

Independent Auditors' Report


The Board of Directors and Shareholders
LADD Furniture, Inc.:
We have audited the accompanying consolidated balance sheets of LADD Furniture, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 1, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LADD Furniture, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 1994 in conformity with generally accepted accounting principles.
As discussed in notes 1, 10 and 11 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," in 1993.


(Signature of KPMG Peat Marwick)
Greensboro, North Carolina
February 11, 1994

(American, LADD Furniture, Inc., Lea Lumber & Plywood Co., AMERICAN DREW LADD TRANSPORTATION, INC., PILLIOD, Lea logos)

LADD Furniture, Inc. and Subsidiaries
Consolidated Statements of Operations
Years ended January 1, 1994, January 2, 1993 and December 28, 1991 Dollar amounts in thousands, except share data

                                                     1993        1992        1991
Net sales                                       $ 521,200     496,679     429,110

Cost of sales                                     426,921     401,250     356,025

          Gross profit                             94,279      95,429      73,085


Selling, general and administrative expenses       81,953      78,493      79,322

          Operating income (loss)                  12,326      16,936      (6,237)



Other deductions:

     Interest expense -- Note 7                     5,542       7,502      10,413
     Other, net                                       377       1,164       2,594

                                                    5,919       8,666      13,007

          Earnings (loss) before income taxes       6,407       8,270     (19,244)


Income tax expense (benefit) -- Note 11             2,561       3,725      (6,041)


          Net earnings (loss)                  $    3,846       4,545     (13,203)

Net earnings (loss) per common share           $     0.17        0.21       (0.70)

Cash dividends per common share                $     0.12        ----        0.24

Weighted average number of common
 shares outstanding                            23,053,654  21,441,616  18,945,763


See accompanying notes to consolidated financial statements.

(PENNSYLVANIA HOUSE, Clayton Marcus, Barclay, Daystrom, LADD INTERNATIONAL, Brown Jordan, FOURNIER logos)

LADD Furniture, Inc. and Subsidiaries
Consolidated Balance Sheets

Dollar amounts in thousands, except share data


                                                                 January 1,    January 2,
                                                                       1994          1993
Assets

Current assets:

     Cash                                                        $   1,350       1,826
     Trade accounts receivable, less allowances for doubtful

          receivables, discounts, returns and allowances of

         $4,178 and $3,517, respectively -- Note 13                 72,975      69,843
     Inventories -- Note 3                                         100,639      95,576
     Prepaid expenses and other current assets - Note 9              6,110       6,171
          Total current assets                                     181,074     173,416
Property, plant and equipment, net -- Note 4                        97,497      83,609
Intangible and other assets, net -- Notes 5 and 9                   57,166      58,624
                                                                 $ 335,737     315,649

Liabilities and Shareholders' Equity

Current liabilities:

     Current installments of long-term debt -- Note 7            $  5,815        1,070
     Trade accounts payable                                        23,414       23,104
     Accrued expenses and other current

          liabilities - Notes 6, 11 and 13                         28,841       31,549
               Total current liabilities                           58,070       55,723
Long-term debt, excluding current installments -- Note 7          105,257       91,503
Deferred compensation and other liabilities -- Notes 9 and 10       3,405        1,477
Deferred income taxes - Note 11                                    18,902       18,222
               Total liabilities                                  185,634      166,925
Shareholders' equity -- Notes 8 and 14:

     Preferred stock of $100 par value. Authorized

          500,000 shares; no shares issued                           ----         ----
     Common stock of $.10 par value. Authorized

          50,000,000 shares; issued 23,062,262 shares and

          23,019,631 shares, respectively                           2,306        2,302
     Additional paid-in capital                                    49,186       48,681
     Currency translation adjustment                                 (170)         (89)
     Retained earnings                                             99,568       98,489
                                                                  150,890      149,383
     Less unamortized value of restricted stock                      (787)        (659)
          Total shareholders' equity                              150,103      148,724

Commitments and contingencies -- Notes 12 and 13

                                                                $ 335,737      315,649

See accompanying notes to consolidated financial statements.

(LADD INTERNATIONAL, Daystrom, PENNSYLVANIA HOUSE, AMERICAN, Clayton Marcus, BARCLAY, FOURNIER logos)

LADD Furniture, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended January 1, 1994, January 2, 1993 and December 28, 1991 Dollar amounts in thousands


                                                               1993         1992         1991
Cash Flows from Operating Activities:

Net earnings (loss)                                         $ 3,846        4,545      (13,203)
Adjustments to reconcile net earnings (loss) to net

   cash provided by operating activities:

     Depreciation of property, plant and equipment           10,508        9,151        8,783
     Amortization                                             2,554        2,848        5,081
     Provision for losses on trade accounts receivable        2,056        3,126        7,356
     Gain on sales of property, plant and equipment            (155)        (127)      (1,280)
     Provision for deferred income taxes                        214          802        3,456
     Increase (decrease) in deferred compensation and


        other liabilities                                     1,840         (144)         696
     Change in assets and liabilities, net of effects


        from the acquisition of a business in 1992:

           Increase in trade accounts receivable             (5,188)      (6,407)      (1,613)
          (Increase) decrease in inventories                 (5,063)      (5,633)       6,207
          (Increase) decrease in refundable income taxes        ----       7,264       (5,050)
          Decrease in prepaid expenses and other
                  current assets                                    61        2,132        1,128
          Increase in trade accounts payable                    310        3,031        5,734
          Increase (decrease) in accrued expenses and

               other current liabilities                     (2,239)       5,750      (11,505)
          Total adjustments                                   4,898       21,793       18,993
          Net cash provided by operating activities           8,744       26,338        5,790
Cash Flows From Investing Activities:

     Acquisition of a business - Note 2                         ----      (4,720)         ----
     Additions to property, plant and equipment             (24,666)      (8,988)      (7,549)
     Proceeds from sales of property, plant and

          equipment                                             425        1,161        6,035
     Additions to intangible and other assets                  (724)        (420)      (2,598)
          Net cash used in investing activities             (24,965)     (12,967)      (4,112)
Cash Flows From Financing Activities:

     Proceeds from long-term borrowings                      19,654         ----       13,590
     Principal payments of long-term debt                    (1,155)     (49,010)      (7,695)
     Proceeds from common stock issued                           94       34,049          218
     Dividends paid                                          (2,767)        ----       (4,545)
          Net cash provided by (used in)

               financing activities                          15,826      (14,961)       1,568
Effect of Exchange Rate Changes on Cash                         (81)         (89)         ----
     Net increase (decrease) in cash                           (476)      (1,679)       3,246
Cash at beginning of year                                     1,826        3,505          259
Cash at end of year                                         $ 1,350        1,826        3,505


See accompanying notes to consolidated financial statements.

(Brown Jordan, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., PILLIOD, LADD Furniture, Inc., Lea logos)

LADD Furniture, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years ended January 1, 1994, January 2, 1993 and December 28, 1991 Dollar amounts in thousands, except share data





                                                                                               Unamortized              Total
                                            Number          Additional     Currency               value of      shareholders'
                                         of shares  Common     paid-in  translation  Retained   restricted            equity
                                            issued   stock     capital   adjustment  earnings        stock   (Notes 8 and 14)
Balance at December 29, 1990,
      restated (Notes 1 and 11)         18,840,526  $1,884      13,912         ----   111,692         (157)          127,331
     Shares issued in connection
          with incentive stock
          option plan                       30,928       3         204         ----      ----         ----               207
     Shares issued in connection
          with and amortization
          of employee restricted
          stock awards                     112,998      11         920         ----      ----         (720)              211
     Net loss                                 ----    ----        ----         ----   (13,203)        ----           (13,203)
     Dividends paid                           ----    ----        ----         ----    (4,545)        ----            (4,545)
Balance at December 28, 1991, restated  18,984,452   1,898      15,036         ----    93,944         (877)          110,001
     Shares issued in connection
          with incentive stock
          option plan                       10,179       1          29         ----      ----         ----               30
     Proceeds from public offering
          of 4,025,000 shares            4,025,000     403      33,616                                               34,019
     Currency translation
          adjustment                          ----    ----        ----          (89)     ----         ----              (89)
     Amortization of employee
          restricted stock awards                                                                      218              218
     Net earnings                             ----    ----        ----         ----     4,545         ----            4,545
Balance at January 2, 1993, restated    23,019,631   2,302      48,681          (89)   98,489         (659)         148,724
     Shares issued in connection
          with incentive stock
          option plan                       11,668       1          90         ----      ----         ----               91
     Shares issued in connection
          with and amortization
          of employee restricted
          stock awards                      30,963       3         415         ----      ----         (128)             290
     Currency translation
          adjustment                          ----    ----        ----          (81)     ----         ----              (81)
     Net earnings                             ----    ----        ----         ----     3,846         ----            3,846
     Dividends paid                           ----    ----        ----         ----    (2,767)        ----           (2,767)
Balance at January 1, 1994              23,062,262  $2,306      49,186         (170)   99,568         (787)         150,103



See accompanying notes to consolidated financial statements.

(Lea, PILLIOD, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., LADD Furniture, Inc., AMERICAN logos)

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of LADD Furniture, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation. FISCAL YEAR The Company's fiscal year ends on the Saturday nearest the end of December. Fiscal year 1993 ended January 1, 1994; fiscal year 1992 ended January 2, 1993; and fiscal year 1991 ended December 28, 1991. Fiscal years 1993 and 1991 comprised 52 weeks; fiscal year 1992 comprised 53 weeks.
INVENTORIES In both 1993 and 1992, approximately 64% of the Company's inventories are valued using the last-in, first-out
(LIFO) cost method, which is not in excess of market. All other inventories in 1993 and 1992 are valued at the lower of first-in, first-out (FIFO) cost or market (net realizable value).
PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets on the straight-line method. Estimated useful lives are 10 to 35 years for buildings and improvements and 3 to 13 years for machinery and equipment.
REVENUE RECOGNITION The Company's only line of business is the manufacture and sale of furniture, related components and accessories. Sales are recognized when products are shipped and invoiced to customers. Monthly provision is made for doubtful receivables, discounts, returns and allowances.
Substantially all of the Company's accounts receivable are due from retailers of residential furniture. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company has no concentrated credit risk with any individual customer.
FOREIGN CURRENCY TRANSLATION Assets and liabilities of a foreign subsidiary are translated at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net income.
INCOME TAXES The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement No. 109), effective January 3, 1993 and has applied the provisions of the statement retroactively to January 1, 1989. The adoption of the statement resulted in an increase to retained earnings at December 29, 1990 of approximately $226,000. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities at income tax rates expected to be in effect when such amounts are realized or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.
EARNINGS PER SHARE Earnings per share are calculated based upon the weighted average number of common shares outstanding during each fiscal year. The effect of dilutive stock options on the calculation is insignificant in each of the fiscal years presented.
INTANGIBLE ASSETS Intangible assets consist principally of values assigned to patents, furniture designs, trade names and the excess of cost over the assigned value of net assets acquired. These assets are being amortized using the straight-line method over periods of 15 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations.

(FOURNIER, Brown Jordan, LADD INTERNATIONAL, Daystrom, BARCLAY,
Clayton Marcus, PENNSYLVANIA HOUSE)

Note 1: Summary of Significant Accounting Policies (continued) POSTRETIREMENT BENEFITS In addition to providing pension benefits, the Company provides certain health care benefits for certain retired employees. The Company's policy had been to expense retiree health costs as they were incurred (i.e., the "pay as you go" method). Effective January 3, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which was issued in December 1990. The provisions of this statement require the Company to accrue for the expected costs of retiree health care benefits, for which substantially all employees are eligible if they reach normal retirement, during the active period when such benefits are earned. Additionally, the new standard requires the recognition of a transition obligation which represents that portion of future retiree benefit costs related to the service already rendered by both active and retired employees up to the date of adoption. The Company has elected to amortize the transition obligation of $20,618,000 at January 3, 1993 over a period of 20 years.
POSTEMPLOYMENT BENEFITS Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, which was issued in November 1992, establishes new financial accounting and reporting standards for postemployment benefits for fiscal years beginning after December 15, 1993. The Company plans to adopt the provisions of Statement No. 112 in fiscal year 1994 and believes, based upon analyses performed to date, that the impact of adoption will not be material. RECLASSIFICATION Certain items in the 1992 and 1991 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact the results from operations as previously reported.


Note 2: Acquisitions
On January 31, 1994, the Company acquired The Pilliod Cabinet Company (Pilliod), a manufacturer of promotional priced casegoods furniture, by purchasing all of the common stock of its parent company, Pilliod Holding Company, for $24,257,000 cash (including acquisition expenses), the repayment of Pilliod debt of $29,893,000, and the assumption of other long-term debt of $247,000. The excess of cost over fair value of the net assets acquired was approximately $31,134,000 and will be amortized on a straight-line basis over 40 years. The acquisition will be accounted for as a purchase and accordingly, the net assets and operations of Pilliod will be included in the Company's consolidated financial statements beginning in fiscal 1994.
The following unaudited pro forma data presents the combined 1993 results of operations of the Company and Pilliod as though the acquisition had occurred on January 3, 1993, giving effect to depreciation and amortization of assets on the accounting basis recognized in recording the purchase, the interest on the funds used to effect the purchase, and excluding certain non-recurring expenses of Pilliod during 1993. Valuations assigned are preliminary and subject to change.

In thousands, except per share data                                 1993
Net sales                                                      $ 607,845
Net earnings                                                       7,000
Net earnings per common share                                  $    0.30

(FOURNIER, BARCLAY, Clayton Marcus, AMERICAN, PENNSYLVANIA HOUSE,
Daystrom, LADD INTERNATIONAL logos)

Notes to Consolidated Financial Statements
(continued)

Note 2: Acquisitions (continued)
An unaudited pro forma combined balance sheet follows:
                                                                     January 1,
In thousands                                                               1994
Assets
Current assets                                                        $ 186,689
Property, plant and equipment, net                                      106,747
Intangible and other assets, net                                         88,322
                                                                      $ 381,758

Liabilities and Shareholders' Equity
Current liabilities                                                    $ 89,160
Long-term debt                                                          119,509
Deferred items and other liabilities                                     22,986
Shareholders' equity                                                    150,103
                                                                      $ 381,758

On July 2, 1992, the Company acquired substantially all of the assets and assumed certain liabilities of Fournier Furniture Corporation and subsidiary for an aggregate purchase price of approximately $11,000,000, including acquisition accounting adjustments. The purchase price consisted of approximately $4,720,000 in cash and the assumption of a $3,500,000 Industrial Development Authority obligation and certain other liabilities. The acquisition was accounted for as a purchase, and the net assets and results of operations of Fournier are included in the Company's consolidated financial statements from the acquisition date.


Note 3: Inventories

A summary of inventories follows:

                                                January 1,           January 2,
In thousands                                          1994                 1993
Inventories on the FIFO cost method:
   Finished goods                                 $ 55,881               52,823
   Work in process                                  19,277               19,014
   Raw materials and supplies                       37,183               32,431
       Total inventories on the FIFO cost method   112,341              104,268
Less adjustments of certain inventories
   to the LIFO cost method                         (11,702)              (8,692)
                                                  $100,639               95,576

(Lea, LADD Furniture, Inc., PILLIOD, Lea Lumber & Plywood Co., AMERICAN DREW, LADD TRANSPORTAION, INC., Brown Jordan logos)

Note 4: Property, Plant and Equipment

A summary of property, plant and equipment follows:

                                                January 1,           January 2,
In thousands                                          1994                 1993
Land and improvements                              $ 5,892                5,717
Buildings and improvements                          65,850               60,689
Machinery and equipment                             72,997               62,276
Construction in progress                            12,266                5,587
                                                   157,005              134,269
Less accumulated depreciation                      (59,508)             (50,660)
                                                   $97,497               83,609



Note 5: Intangible and Other Assets

A summary of intangible and other assets follows:


                                                               January 1,             January 2,
In thousands                                                         1994                   1993
Trade names                                                       $26,031                 26,031
Excess of cost over assigned value of net assets acquired          27,289                 27,289
Furniture designs and patents                                      10,570                 10,570
Other                                                               3,095                  2,287
                                                                   66,985                 66,177
Less accumulated amortization                                      (9,819)                (7,553)
                                                                  $57,166                 58,624



Note 6: Accrued Expenses and Other Current Liabilities

A summary of accrued expenses and other current liabilities follows:


                                                               January 1,             January 2,
In thousands                                                         1994                   1993
Payrolls, commissions and employee benefits                      $ 13,637                 15,715
Other                                                              15,204                 15,834
                                                                 $ 28,841                 31,549



(AMERICAN, LADD Furniture, Inc., Lea Lumber & Plywood Co., AMERICAN DREW, LADD TRANSPORTATION, INC., PILLIOD, Lea logos)

Notes to Consolidated Financial Statements
(continued)

Note 7: Long-term Debt

Long-term debt consists of the following:


                                                               January 1,             January 2,
In thousands                                                         1994                   1993
Term loan due at various dates through January 15, 1999          $ 45,000                 45,000
Revolving credit loan, due January 15, 1996                        58,000                 38,350
Other indebtedness, primarily fixed-rate
   industrial revenue bonds, due through 2001                       8,072                  9,223
           Total long-term debt                                   111,072                 92,573
Less current installments of long-term debt                         5,815                  1,070
          Long-term debt, excluding current installments         $105,257                 91,503


At January 1, 1994, the Company had outstanding under a term and revolving credit loan agreement (the Facility) provided by a syndicate of banks a term loan of $45,000,000 and borrowings of $58,000,000 under an $85,000,000 revolving credit loan. Borrowings under the Facility are unsecured. The term loan is payable in quarterly installments commencing April 15, 1994 ranging from $1,750,000 to $2,375,000. Borrowings under the Facility bear interest at rates selected by the Company of LIBOR (3.35% at January 1, 1994) plus 1 1/8% or prime (6.0% at January 1, 1994). The Company pays a commitment fee of 3/8% per annum on the unused portion of the revolving credit loan.
The Facility contains restrictions relating to the maintenance of certain ratios pertaining to shareholders' equity, working capital, cash flow and operating earnings. Additionally, the Facility contains restrictions which relate to future borrowings, liens on assets, specified amounts of consolidated net worth and include covenants relating to the operations of the Company. The Company was in compliance with all such restrictions at January 1, 1994.
The industrial revenue bonds are secured by property, plant and equipment with a depreciated cost of approximately $4,349,000 at January 1, 1994.
The aggregate annual maturities of long-term debt during each of the five fiscal years subsequent to January 1, 1994 are approximately as follows: $5,815,000 in 1994; $9,401,000 in 1995;
$67,943,000 in 1996; $9,872,000 in 1997; and $9,716,000 in 1998.
Interest paid by the Company in 1993, 1992 and 1991 amounted to approximately $4,995,000, $7,338,000 and $10,629,000, respectively.


Note 8: Employee Stock Plans
STOCK OPTION PLAN Under an Incentive Stock Option Plan which expired in June 1993, the Company granted nontransferable stock options to officers, key management employees and nonemployee directors. Although options were generally granted at fair market value on the dates of grant, nonqualified options could have been granted at less than fair market value at the discretion of the Plan's Administrative Committee. Incentive stock options and director options were granted at not less than fair market value on the date of grant. All optionees were employees or directors of the Company on the date of grant and throughout the term

(PENNSYLVANIA HOUSE, Clayton Marcus, BARCLAY, Daystrom, LADD INTERNATIONAL, Brown Jordan, FOURNIER logos)

Note 8: Employee Stock Plans (continued) of the option except in the case of death, retirement, or disability. In February 1994, the board of directors, subject to shareholder approval, adopted a new Incentive Stock Option Plan substantially similar in nature to the prior plan.
A total of 1,166,666 shares were reserved for option under the Plan. Options granted prior to 1991 are generally exercisable at the cumulative rate of 20% per year after one year from the date of grant. Options granted subsequent to 1990 are exercisable at the cumulative rate of 25% per year after one year from the date of grant. Options expire over a period not to exceed ten years from the date of grant. Stock option activity during 1993, 1992 and 1991 follows:


                                                   Number of              Option price
                                                      shares                 per share
Outstanding at December 29, 1990                     501,818          $ 6.00 - $22.76
Granted in 1991                                      247,201          $ 7.25 - $ 9.75
Exercised in 1991                                    (30,928)         $ 6.56 - $ 6.96
Cancelled in 1991                                    (43,466)         $ 9.75 - $20.69
Outstanding at December 28, 1991                     674,625          $ 6.00 - $22.76
Granted in 1992                                       16,000          $ 8.25
Exercised in 1992                                    (10,179)         $ 6.00 - $ 9.75
Cancelled in 1992                                   (131,295)         $ 6.00 - $20.69
Outstanding at January 2, 1993                       549,151          $ 6.00 - $22.76
Granted in 1993                                      136,101          $11.50 - $14.85
Exercised in 1993                                    (11,668)         $ 6.00 - $11.63
Cancelled in 1993                                    (81,700)         $ 6.00 - $22.76
Outstanding at January 1, 1994                       591,884          $ 7.25 - $16.13

Exercisable at January 1, 1994                       304,092          $ 7.25 - $16.13


RESTRICTED STOCK AWARDS The board of directors periodically awards restricted common stock to key executives. Vesting of such awards is subject to future service requirements of five years from the date of each award. The difference between cash paid by the employee for the awarded shares, generally par value, and the market value of the shares as of the award date is amortized over the five-year service requirement periods. During 1993 and 1991, the board of directors awarded and issued 30,963 and 112,998 shares, respectively. During 1992, there were no shares awarded or issued.


Note 9:  Employee Benefit Plans
DEFINED BENEFIT PENSION PLANS The Company and several of its subsidiaries have noncontributory defined benefit pension plans covering qualified salaried and hourly employees. The plans covering qualified salaried employees provide pension benefits based on the participant's final average salary before retirement. The plans covering qualified hourly employees provide pension benefits based on years of service. The Company's policy is to fund normal costs and amortization of prior service costs.

(LADD INTERNATIONAL, Daystrom, PENNSYLVANIA HOUSE, AMERICAN, Clayton Marcus, BARCLAY, FOURNIER logos)

Notes to Consolidated Financial Statements
(continued)

Note 9:  Employee Benefit Plans (continued)
In addition to the qualified plans, the Company has a nonqualified retirement plan covering certain salaried employees. At January 1, 1994 and January 2, 1993, the Company had approximately $471,000 and $469,000, respectively, of assets available to fund future obligations of the nonqualified plan. These assets are included in intangible and other assets, and the related liability is included in deferred compensation and other liabilities in the accompanying consolidated balance sheets. The liability for the nonqualified retirement plan is reflected in the reconciliation of the funded status of the plans below.
The following sets forth the funded status of the plans:


In thousands                                           January 1, 1994                      January 2, 1993
                                               Assets exceed       Accumulated      Assets exceed       Accumulated
                                                 accumulated          benefits        accumulated          benefits
                                                    benefits     exceed assets           benefits     exceed assets
Actuarial present value of
     benefit obligations:
Vested benefit obligation                           $(32,113)             (875)           (26,597)             (709)

Accumulated benefit obligation                       (32,781)           (1,042)           (27,179)             (863)

Projected benefit obligation
     for service rendered to date                    (40,778)           (1,370)           (34,179)           (1,080)

Less plan assets at fair value,
     primarily equity, fixed income
     and short-term investment funds                  36,445              ----             31,669              ----
Projected benefit obligation in
     excess of plan assets                            (4,333)           (1,370)            (2,510)           (1,080)

Unrecognized net asset at transition
     being amortized over 15 years                      (651)             ----               (730)             ----
Unrecognized net (gain) loss                           3,124               227              1,511               (20)
Unrecognized prior service cost                        2,375               270              2,577               320
Adjustment required to recognize
     minimum liability                                  ----              (169)              ----               (83)
Pension asset (liability)
     recognized in the consolidated
     balance sheets                                    $ 515            (1,042)               848              (863)

Net pension expense for the plans for 1993, 1992 and 1991 included the following components:
In thousands                                                              1993               1992              1991
Service costs - benefits earned during the period                      $ 1,915              1,698             1,818
Interest cost on projected obligation                                    2,644              2,517             2,152
Return on assets                                                        (4,737)            (1,358)           (4,508)
Amortization of unrecognized net obligation
     (asset) at transition and net deferrals                             2,166               (872)            3,007
Net pension expense                                                    $ 1,988              1,985             2,469




(Brown Jordan, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., PILLIOD, LADD Furniture, Inc., Lea logos)

Note 9:  Employee Benefit Plans (continued)
The projected benefit obligation at January 1, 1994 and January 2, 1993 was determined using an assumed discount rate of 7.25% and 8.00%, respectively. The salary plans assume a long-term rate of increase in compensation of 5% to age 60, and 3% thereafter. The assumed long-term rate of return on plan assets is 8.5%.
DEFINED CONTRIBUTION PLANS The Company has savings plans for certain employees which qualify under Section 401(k) of the Internal Revenue Code. The plans allow eligible employees to contribute up to a fixed percentage of their compensation, with the Company matching a portion of each employee's contributions. Company contributions under the plans aggregated approximately $687,000 in 1993, $422,000 in 1992 and $525,000 in 1991.


Note 10:  Postretirement Benefits Other than Pensions
The Company has plans which provide for postretirement health care benefits for certain employees. These benefits include major medical insurance with deductible and coinsurance provisions. The Company pays all benefits on a current basis, and the plans are not funded.
The components of the net postretirement benefit cost for the year ended January 1, 1994 are as follows:

In thousands                                                           1993

Service costs                                                      $    439
Interest costs of benefit obligation                                  1,611
Amortization of transition obligation                                 1,031
                                                                   $  3,081

The plan's funded status as of January 1, 1994 was as follows:
In thousands                                                           1993
Accumulated postretirement benefit obligation:
    Retirees                                                       $(11,985)
    Active participants eligible to retire                           (6,285)
    Other active participants                                        (4,472)
                                                                    (22,742)
Unrecognized net loss                                                 1,104
Unrecognized transition obligation                                   19,587
Accrued postretirement benefit cost                                $ (2,051)

The postretirement benefit obligation was determined by application of the terms of the various plans using relevant actuarial assumptions. Health care costs are projected to increase at annual rates ranging from 9.25% in 1993 down to 5.25% in 1997 and thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at January 1, 1994 by approximately $1,372,000 and the service and interest cost components of the net postretirement benefit cost for 1994 by approximately $100,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25%.

(Lea, PILLIOD, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., LADD Furniture, Inc., AMERICAN logos)

Notes to Consolidated Financial Statements
(continued)

Note 10: Postretirement Benefits Other than Pensions (continued) For the year ended January 1, 1994, the effect of adopting Statement No. 106 was to increase the net postretirement benefit cost by approximately $2,100,000, to decrease net earnings by approximately $1,260,000 and to decrease net earnings per share by $0.05.


Note 11:  Income Taxes
The consolidated financial statements for the years ended January 2, 1993 and December 31, 1991 have been restated to comply with the provisions of Statement No. 109, Accounting for Income Taxes. The following summarizes the impact on net earnings (loss) and net earnings (loss) per share of applying Statement No. 109 for the years ended January 2, 1993 and December 28, 1991:

In thousands                                                 1992       1991
Net earnings (loss) as
  previously reported                                     $ 5,176    (12,749)
Effect of Statement No. 109                                  (631)      (454)
Net earnings (loss) as restated                           $ 4,545    (13,203)

Per share amounts as
  previously reported                                     $  0.24      (0.67)
Effect of Statement No. 109                                 (0.03)     (0.03)
Net earnings (loss) per share as restated                 $  0.21      (0.70)

Components of income tax expense (benefit) are as follows:

In thousands                                       1993      1992       1991
Current:
Federal                                         $ 1,855     2,394     (9,497)
State                                               492       529         __
                                                  2,347     2,923     (9,497)
Deferred:
Federal                                             199       657      2,833
State                                                15       145        623
                                                    214       802      3,456
                                                $ 2,561     3,725     (6,041)

(FOURNIER, Brown Jordan, LADD INTERNATIONAL, Daystrom, BARCLAY,
Clayton Marcus, PENNSYLVANIA HOUSE logos)

Note 11:  Income Taxes (continued)
The effective income tax rate on earnings (loss) before income taxes for the years ended January 1, 1994, January 2, 1993 and December 28, 1991 was 40.0%, 45.0% and 31.4%, respectively. The actual income tax expense (benefit) differs from the "expected" income tax expense (benefit) computed by applying the applicable Federal corporate income tax rate (34% for each year) to earnings
(loss) before income taxes for the years ended January 1, 1994, January 2, 1993 and December 28, 1991 as follows:

In thousands                                       1993      1992       1991
Computed "expected" income
  tax expense (benefit)                         $ 2,178     2,812     (6,543)
Increase (reduction) in income
  taxes resulting from:
  State income taxes, net of
     Federal income tax benefit                     335       445       ----
  Amortization of the excess of
     cost over the assigned value
     of net assets acquired                         250       250        250
Other                                              (202)      218        252
Actual income tax expense (benefit)             $ 2,561     3,725     (6,041)

During 1993, the effect of enacted changes in tax rates was to increase deferred tax expense by approximately $469,000.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                    January 1,     January 2,
In thousands                                              1994           1993
Deferred tax liabilities:
     Inventories                                      $ (6,226)        (7,815)
     Property, plant and equipment                      (7,975)        (7,593)
     Intangible and other assets                       (10,938)       (10,686)
     Other                                              (2,174)        (2,164)
      Total deferred tax liabilities                   (27,313)       (28,258)
Deferred tax assets:
     Accounts receivable                                 1,655          1,590
     Liabilities and reserves                            3,730          4,487
     Capital loss carryforwards                          2,614          2,552
     Other                                                 728          1,257
     Gross deferred tax assets                           8,727          9,886
     Valuation allowance                                (2,600)        (2,600)
     Total deferred tax assets                           6,127          7,286
Net deferred tax liability                           $ (21,186)       (20,972)

(FOURNIER, BARCLAY, Clayton Marcus, AMERICAN, PENNSYLVANIA HOUSE,
Daystrom, LADD INTERNATIONAL logos)

Notes to Consolidated Financial Statements
(continued)

Note 11:  Income Taxes (continued)
Deferred taxes are classified in the accompanying consolidated balance sheet captions as follows:

                                                    January 1,     January 2,
In thousands                                              1994           1993
Accrued expenses and other current liabilities         $ 2,284          2,750
Deferred income taxes                                   18,902         18,222
                                                       $21,186         20,972

The Company has approximately $6,600,000 of capital loss carryforwards available to offset future capital gains. These carryforwards will expire in 1994 and 1995 if not utilized and total approximately $2,375,000 and $4,225,000, respectively. A valuation allowance has been provided for the deferred tax assets related to these loss carryforwards. There was no change in the valuation allowance for any of the years reported. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.


Note 12:  Leases
The Company leases manufacturing facilities, various warehouses, sales offices and showrooms, as well as manufacturing, transportation and data processing equipment under operating leases which expire at various dates through 2026. Future minimum lease payments under noncancelable operating leases as of January 1, 1994 are:

In thousands
Fiscal year:
1994                                                                  $ 5,862
1995                                                                    5,694
1996                                                                    4,423
1997                                                                    2,732
1998                                                                      865
Thereafter                                                              3,573
     Total                                                            $23,149

Rental expense for cancelable and noncancelable operating leases charged to operations was as follows:

In thousands
Fiscal year:
1993                                                                 $ 10,275
1992                                                                    9,337
1991                                                                    8,891

Rental expense includes contingent rentals based upon usage of transportation equipment under cancelable and noncancelable operating leases which totaled approximately $650,000 in 1993, $786,000 in 1992 and $868,000 in 1991.

(Lea, LADD Furniture, PILLIOD, Lea Lumber & Plywood Co., AMERICAN DREW, LADD TRANSPORTATION, INC., Brown Jordan logos)

Note 13:  Dealer Financing Arrangement
The Company has a cancelable financing arrangement whereby certain notes receivable from furniture dealers are assigned with recourse to a bank. The terms of the notes receivable, which are collateralized by inventories held by the furniture dealers, range from 12 to 48 months with interest rates ranging from 6% to prime plus 1 1/4%. Upon cancelation of the financing arrangement, the bank retains the previously assigned notes receivable and, as such, the notes receivable and related obligations under the dealer financing arrangement are not recorded in the January 1, 1994 and January 2, 1993 consolidated balance sheets. Total notes receivable assigned during fiscal 1993, 1992 and 1991 were approximately $7,503,000, $5,304,000 and $9,464,000, respectively.
During 1992, the Company assumed approximately $2,300,000 in notes previously assigned to the bank, and such amount is included in accrued expenses and other current liabilities at January 2, 1993. At January 1, 1994, the Company was contingently liable for approximately $8,855,000 of receivables transferred with recourse to the bank under the dealer financing arrangement for which the Company maintains a $4,000,000 letter of credit agreement to fund any liabilities which might arise under the program. In the opinion of management, adequate provision for potential losses under the dealer financing arrangement has been included in the allowances for doubtful receivables, discounts, returns and allowances in the accompanying consolidated balance sheets.


Note 14:  Stock Offering
In May 1992, the Company sold 4,025,000 shares of common stock, realizing net proceeds of $34,019,000. The net proceeds from the offering were used to reduce outstanding borrowings under the Company's revolving credit loan.


Note 15:  Subsequent Event
On January 31, 1994, the Company sold ownership interest in a defined pool of trade accounts receivable for $20,000,000, the proceeds of which were used to partially finance the Pilliod acquisition -- see Note 2. The sold accounts receivable will be reflected as a reduction of trade accounts receivable in the 1994 consolidated balance sheet. Under the agreement, which expires in January 1995, the maximum amount of the purchaser's investment will be $30,000,000 and is subject to change based on the level of eligible receivables and concentrations of receivables. The Company will retain substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program will be based on the purchaser's level of investment and borrowing costs.

(AMERICAN, LADD Furniture, Inc., Lea Lumber & Plywood Co., AMERICAN DREW, LADD TRANSPORTATION, INC., PILLIOD, Lea logos)

LADD Furniture, Inc. and Subsidiaries
Selected Annual Data
Dollar and share data in thousands, except per share amounts

                                                                                                   Five-Year     One-Year
                                                                                                   Compound      Changes
                                                                                                   Growth Rates  (1993 vs. 1992)
                                         Fiscal    Fiscal     Fiscal    Fiscal   Fiscal    Fiscal
                                           1993      1992       1991      1990     1989      1988
Operating Statement Data
 Net sales                             $ 521,200   496,679    429,110   511,911  453,002   379,904   + 6.5%    +4.9%
 Cost of sales                           426,921   401,250    356,025   406,039  352,660   289,751      8.1      6.4
 Gross profit                             94,279    95,429     73,085   105,872  100,342    90,153      0.9     (1.2)
 Selling, general and
    administrative expenses               81,953    78,493     79,322    80,617   64,639    48,956     10.9      4.4
 Manufacturing restructuring charge        ----     ----         ----     8,268    ----      ----      ----      ----
 Operating income (loss)                  12,326    16,936     (6,237)   16,987   35,703    41,197    (21.4)   (27.2)
     Other deductions (income):
       Interest expense                    5,542     7,502     10,413    14,799    8,860     3,980      6.8    (26.1)
          Other (net)                        377     1,164      2,594     1,584    1,038      (946)     N/M    (67.6)
     Earnings (loss) before income taxes   6,407     8,270    (19,244)      604   25,805    38,163    (30.0)   (22.5)
     Income tax expense (benefit)          2,561     3,725     (6,041)     (426)   9,383    13,558    (28.3)   (31.2)
     Net earnings (loss)               $   3,846     4,545    (13,203)    1,030   16,422    24,605    (31.0)   (15.4)
Depreciation                           $  10,508     9,151      8,783     9,138    8,018     5,681   + 13.1%  + 14.8%
     Amortization                          2,554     2,848      5,081     2,952    1,244       274     56.3    (10.3)
     Cash dividends paid                   2,767      ----      4,545     5,274    5,814     4,704    (10.1)      N/M
Weighted average shares outstanding       23,054    21,442     18,946    18,833   18,759    18,694     4.3       7.5

Per Share Data
     Net sales                           $ 22.61     23.16       22.65    27.18     24.15     20.32  + 2.2%     (2.4%)
     Net earnings (loss)                    0.17      0.21       (0.70)    0.05      0.88      1.32   (33.6)    (19.0)
     Cash dividends                         0.12      ----        0.24     0.28      0.31      0.25   (13.7)      N/M
     Year-end book value                    6.51      6.46        5.79     6.76      6.99      6.43     0.2       0.8
Balance Sheet Data
Net working capital                    $ 123,004   117,693     111,583  115,960   123,968     84,724   +7.7%     +4.5%
     Net property, plant and equipment    97,497    83,609      81,660   82,758   106,838     50,601   14.0      16.6
     Total assets                        335,737   315,649     308,980  320,539   407,136    172,923   14.2       6.4
     Long-term debt                      105,257    91,503     125,304  124,462   145,997     21,146   37.8      15.0
     Shareholders' equity                150,103   148,724     110,001  127,331   131,399    120,201    4.5       0.9

Ratios, Other
     Gross profit margin                    18.1%     19.2        17.0     20.7      22.2       23.7
     Operating profit (loss) margin          2.4       3.4        (1.5)     3.3       7.9       10.8
     Return (loss) on sales                  0.7       0.9        (3.1)     0.2       3.6        6.5
     Effective income tax rate              40.0      45.0        31.4      N/M      36.4       35.5
     Dividend payout ratio                  71.9      ----         N/M      N/M      35.4       19.1
     Return (loss) on beginning assets       1.2       1.5        (4.1)     0.3       9.5       13.5
     Return (loss) on beginning equity       2.6       4.1       (10.4)     0.8      13.7       23.6
     Current ratio                           3.1       3.1         3.1      3.2       2.1        4.2
     Inventory turnover                      4.4x      4.4         4.0      4.2       4.6        5.7
     Asset turnover                          1.6       1.6         1.4      1.4       1.6        2.1
     Long-term debt to capitalization       37.9%     35.2        49.1     46.3      49.0       14.4
     Year-end employees                    6,670     6,940       6,340    6,880     8,020      5,990
     Sales per employee (000's)          $  77.0      75.4        66.1     67.7      62.1       62.4
Stock Data
   High                                 $ 14.750    12.000      12.750    13.000   17.750      17.000
   Low                                     7.500     6.250       5.750     4.250   11.000      11.250
   Close                                  10.000    10.500       7.500     6.250   11.375      13.750
P/E ratios:
   High                                     86.8x     57.1         N/M       N/M     20.2        12.9
   Low                                      44.1      29.8         N/M       N/M     12.5         8.5
Trading volume (shares)                   24,781    19,758      11,619    12,240   11,834      10,322




NOTES: Fiscal year 1992 comprised 53 weeks; all other years comprised 52 weeks. Fiscal years 1989 - 1992 have been restated to reflect the adoption of SFAS No. 109 effective January 1, 1989. Long-term debt excludes current installments. Capitalization defined as net working capital plus noncurrent assets. Share and per share data adjusted for stock splits. P/E ratios based on yearly net earnings per share. Stock price data is for calendar years. N/M = Not meaningful. Sales per employee based on monthly employee averages.

(PENNSYLVANIA HOUSE, Clayton Marcus, BARCLAY, Daystrom, LADD INTERNATIONAL, Brown Jordan, FOURNIER logos)

Management's Discussion and Analysis

The following discussion should be read in conjunction with the
Consolidated Financial Statements and Notes thereto.
Results of Operations
The table below sets forth the percentage relationship of net sales to certain items included in the consolidated statements of operations in each of the last three fiscal years.
                                                  1993      1992      1991
Net sales                                        100.0%    100.0%    100.0%
Cost of sales                                     81.9      80.8      83.0
      Gross profit                                18.1      19.2      17.0
Selling, general and administrative expenses      15.7      15.8      18.5
      Operating income (loss)                      2.4       3.4      (1.5)
Other deductions, net                              1.2       1.7       3.0
Earnings (loss) before income taxes                1.2       1.7      (4.5)
Income tax expense (benefit)                       0.5       0.8      (1.4)
       Net earnings (loss)                         0.7%      0.9%     (3.1)%

The following paragraphs provide an analysis of the changes in net sales, selected cost and expense items, and net earnings (loss) over the three-year period ended January 1, 1994.
Fiscal 1993 Compared to 1992
Net sales increased $24.5 million, or 4.9%, to a record $521.2 million in 1993's 52-week fiscal year, compared to $496.7 million in 1992's 53-week year. Sales growth in 1993 occurred within a competitive selling environment which limited the Company's ability to increase product prices. The increase in net sales was primarily attributable to growth in shipments of medium and lower-priced casegoods products, upholstery products and the Company's contract business. Additionally, sales of Fournier Furniture were $15.0 million higher for the full year 1993 than for the six-month period following Fournier's acquisition by the Company in July 1992. Net sales for 1993 were negatively impacted by $11.9 million due to the non-renewal of a government contract which expired during 1992, as well as by a decrease in sales of higher-priced casegoods products. Further, as a result of a decision in the third quarter of 1993 to discontinue certain unprofitable product lines of American of Martinsville Residential Casegoods (AOM Casegoods) and merge profitable products with American Drew's product lines, 1993 sales were reduced by $2.7 million compared to 1992. The Company believes that the loss of sales volume in 1994 from the discontinuance of AOM Casegoods products totaling approximately $12.0 million will be more than offset by internal sales growth and by sales of Pilliod Furniture, which was acquired January 31, 1994 (see note 2 to the consolidated financial statements).
Cost of sales as a percentage of net sales increased to 81.9% in 1993, from 80.8% in 1992. This increase was largely due to increased raw material costs, principally lumber, as well as the cost associated with the implementation of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions (see note 10 to the consolidated financial statements). The impact of higher lumber prices in 1993, which was as much as 35% for cherry lumber, was somewhat countered through selective purchasing, improved yield management and species substitution, as well as by lumber substitution in general. Additionally, as a result of the above-mentioned decision to discontinue certain products of AOM Casegoods, manufacturing capacity became available for redeployment to other operating

(LADD INTERNATIONAL, Daystrom, PENNSYLVANIA HOUSE, AMERICAN, Clayton Marcus, BARCLAY, FOURNIER logos)

Management's Discussion and Analysis
(continued)

companies. Virginia manufacturing capacity of AOM Casegoods, American of Martinsville Contract (AOM Contract) and Lea Industries was realigned such that AOM Contract operations were consolidated from three plants into one expanded plant and two plants were transferred to and are being upfitted by Lea Industries to accommodate its current and anticipated sales growth. Initial inefficiencies associated with these significant manufacturing changes increased 1993 cost of sales, particularly during the fourth quarter. In addition, manufacturing disruptions associated with the implementation of certain capital projects increased 1993 cost of sales. Although 1994 cost of sales will likely continue to reflect high lumber costs, the manufacturing disruptions associated with the Virginia manufacturing realignment should end by mid-year and the Company should also begin to benefit from returns generated by 1993 capital expenditures.
The gross profit margin decreased from 19.2% of net sales in 1992 to 18.1% in 1993. The decline in the gross margin was primarily attributable to the above factors which increased 1993 cost of sales, as well as discounting of selling prices due to the highly competitive industry conditions and due to the liquidation of certain AOM Casegoods products.
Selling, general and administrative (SG&A) expenses were 15.7% of net sales in 1993, comparable to 1992's 15.8%.
Operating income in 1993 was $2.4 million versus $3.4 million in 1992. The costs associated with the Virginia manufacturing plant realignment, the operating loss of approximately $2.5 million incurred by AOM Casegoods after the decision to discontinue its unprofitable products, and the additional $2.1 million cost in 1993 for post-retirement benefits, were factors negatively impacting 1993 operating margins.
Net other deductions declined to 1.2% of net sales in 1993 from 1.7% in 1992. The decrease was largely attributable to a decline in interest expense of $2.0 million in 1993, related to a year-to-year reduction in average outstanding borrowings and lower interest rates which resulted from a new credit agreement entered into by the Company in January 1993.
The difference between the Company's actual effective income tax rate for 1993 of 40.0% compared to the expected income tax rate of 34% was largely due to state income taxes net of the federal income tax benefit, as well as the non-deductibility of the amortization of intangible assets. Additionally, Congress enacted new tax legislation during the year which increased the top Federal income tax rate retroactive to January 1, 1993. The adjustment of the Company's net deferred tax liability to reflect the revised Federal income tax rate lowered net earnings by approximately $469,000, or $.02 per share, during 1993. Tax planning strategies implemented late in 1993 are expected to reduce the Company's state income taxes in the future.
Fiscal 1992 Compared to 1991
Net sales increased $67.6 million, or 15.8%, to $496.7 million in 1992. The increase in net sales was primarily attributable to an increase in the volume of furniture shipments and the purchase of the assets of Fournier Furniture in July 1992. Excluding the Fournier acquisition, net sales increased approximately 11.6% over prior year levels. The extremely competitive sales environment in 1992 limited the Company's ability to increase net sales prices. Cost of sales as a percentage of net sales declined to 80.8% in 1992, from 83.0% in 1991. The reduction in the cost of sales percentage was the result of an increase in production volume resulting in better absorption of manufacturing overhead costs in 1992. Additionally, cost reduction programs begun in the fourth quarter of

(Brown Jordan, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., PILLIOD, LADD Furniture, Inc., Lea logos)

1991 to reduce personnel impacted 1992 results. The impact of rising lumber prices in 1992 was minimized through selective purchasing, yield management and species substitution, as well as by lumber substitution in general. Further, lumber price increases were also offset by decreases in other raw material prices.
The gross profit margin increased from 17.0% of net sales in 1991 to 19.2% in 1992. The improvement in the gross profit margin resulted from increased production volume and the cost reduction programs implemented by the Company. Gross profit margins in both years were negatively impacted by promotional discounting of selling prices, especially in the "hospitality" (hotel/motel) category.
Selling, general and administrative (SG&A) expenses declined to 15.8% of net sales, from 18.5% in 1991. While total SG&A expense was comparable in dollar amount to 1991, the percentage decreased as a result of increased sales. Included in SG&A for 1992 was a $3.1 million provision for losses on doubtful accounts receivable, a decrease of $4.3 million from the record levels recorded in 1991 when the impact of the recession on white collar workers hit several of the Company's furniture retailers. The decrease in the provision for losses on doubtful accounts receivable in 1992 was offset by an increase in SG&A expenses associated with the Fournier acquisition.
Net other deductions declined from 3.0% of net sales in 1991 to 1.7% in 1992. The decrease was largely attributable to a decline in interest expense of $2.9 million principally related to a year-to-year reduction in outstanding borrowings. Additionally, 1991 net other deductions included a one-time write-off of $1.9 million of loan fees in connection with the term and revolving credit agreement signed in January 1992.
The difference between the Company's effective income tax rate for 1992 of 45.0% compared to the expected income tax rate of 34% was primarily attributable to the non-deductibility of the amortization of intangible assets and state income taxes net of the federal income tax benefit. The increased effective income tax rate for the third and fourth quarters of 1992 arose as it became apparent that net operating losses recorded in Pennsylvania during 1991 would not be available to offset 1992 taxable income due to tax law changes enacted in that state.
Liquidity and Capital Resources
On January 1, 1994, the Company had $103.0 million outstanding under a long-term bank credit facility, comprised of a $45.0 million term loan and borrowings of $58.0 million under an $85.0 million revolving credit line. Additionally, the Company had other long-term indebtedness outstanding at the same date, primarily fixed-rate industrial revenue bonds, aggregating $8.1 million. Excluding current installments, total long-term debt represented 37.9% of the Company's total capitalization at the end of 1993, below management's internal financial goal of keeping long-term debt to capitalization at or below 45%. Additionally, on January 1, 1994, net working capital totaled $123.0 million, $5.3 million higher than at the end of the prior year, and the Company's current ratio was 3.1:1, the same as a year earlier. On January 1, 1994, the Company had $27.0 million of unused lines of credit available under its bank credit lines.
During 1993, the Company generated cash from operating activities of $8.7 million, a decrease of $17.6 million compared to 1992. Cash flows from net earnings plus depreciation and amortization of $16.9 million in 1993 were up slightly over $16.5 million in 1992. However, increases in trade accounts receivable associated with higher 1993 sales, increases in inventory levels (principally raw materials and lower-priced casegoods products) and a decrease in accrued expenses and other current liabilities, in the aggregate, used $12.5 million of cash. Operating cash flows in 1992 were positively impacted by the nonrecurring collection of $7.3 million of refundable income taxes.

(Lea, PILLIOD, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., LADD Furniture, Inc., AMERICAN logos)

Management's Discussion and Analysis
(concluded)

During 1993, capital spending totaled $24.7 million compared to $9.0 million during 1992. Capital expenditures were principally directed to new computerized manufacturing equipment designed to automate production, reduce manufacturing costs and improve quality. Capital expenditures during 1993 were funded largely from the operations of the Company and borrowings under the Company's existing long-term credit facility. The Company anticipates spending in excess of $25.0 million for capital improvements during 1994. The Company believes that unused short-term and long-term credit lines available under banking arrangements, as well as cash generated from operations, will be adequate to fund planned capital expenditures.
As more fully discussed in note 2 to the consolidated financial statements, the Company acquired Pilliod Furniture on January 31, 1994 for $54.0 million, by retiring $29.9 million of Pilliod's debt, assuming $0.2 million of debt, and paying $23.9 million to Pilliod's shareholders. The purchase price was financed with funds from available long-term and short-term revolving bank credit lines and $20.0 million generated from the sale of trade accounts receivable (see note 15 to the consolidated financial statements). On January 28, 1994 and February 28, 1994, the Company entered into unsecured one-year revolving lines of credit with two banks of $20.0 million and $15.0 million, respectively, both of which bear interest at rates at or below the Company's long-term credit facility. The facilities are intended to provide debt capacity for the Pilliod Furniture acquisition and seasonal working capital needs. The Company intends to refinance borrowings under the short-term lines through long-term financing during 1994.
New Accounting Standards
In November 1992, the Financial Accounting Standards Board established new accounting standards for Postemployment Benefits (SFAS 112) that require accrual of these costs over an employee's active service rather than being accounted for on a "pay as you go" basis. Although the Company does not have severance agreements for employees at most of its companies, certain workers compensation and disability benefits are provided. The Company plans to adopt the provisions of SFAS 112 in fiscal year 1994 and believes, based upon analyses performed to date, that the impact of adoption will not be material.
Impact of Inflation
Although the effects of inflation on the Company cannot be accurately determined, inflation in recent years has been modest and has primarily affected the Company's manufacturing costs in the areas of labor, manufacturing overhead, and raw materials other than lumber. The price of lumber, like the prices of other commodities, is affected more by the interaction of supply and demand than by inflation. The Company's gross profit margins during the past several years have been impacted more by higher promotional selling discounts, lumber price increases, and plant downtime taken to curtail production and inventory levels rather than by inflation. Historically, the Company believes it has been able to offset the effects of inflation by improving manufacturing efficiency, increasing employee productivity, substituting raw materials and, to a lesser degree, by increasing product selling prices.

(FOURNIER, Brown Jordan, LADD INTERNATIONAL, Daystrom, BARCLAY, Clayton Marcus, PENNSYLVANIA HOUSE logos)

LADD Furniture, Inc. and Subsidiaries
Selected Quarterly Data
Dollar and share data in thousands, except per share amounts


                                                       Fiscal 1993                                  Fiscal 1992
                                           4th           3rd          2nd      1st      4th         3rd       2nd         1st
                                       Quarter       Quarter      Quarter  Quarter  Quarter     Quarter   Quarter     Quarter
Operating Statement Data
  Net sales                           $123,935       127,297      133,840  136,128  129,016     124,610   125,062     117,991
  Cost of sales                        103,444       104,905      107,328  111,244  103,552     102,124   100,011      95,563
  Gross profit                          20,491        22,392       26,512   24,884   25,464      22,486    25,051      22,428
  Selling, general and
    admininstrative expenses            20,188        19,907       21,252   20,606   20,895      19,275    19,921      18,402
  Operating income (loss)                  303         2,485        5,260    4,278    4,569       3,211     5,130       4,026
  Other deductions (income):
  Interest expense                       1,398         1,379        1,374    1,391    1,631       1,543      2,033      2,295
      Other (net)                          562           (34)         (79)     (72)     116         169        597        282
   Earnings (loss) before income taxes  (1,657)        1,140        3,965    2,959    2,822       1,499      2,500      1,449
   Income tax expense (benefit)           (972)          709        1,615    1,209    1,477         722        930        596
        Net earnings (loss)             $ (685)          431        2,350    1,750    1,345         777      1,570        853
   Depreciation                         $ 2,905        2,722        2,474    2,407    2,468       2,299      2,197      2,187
   Amortization                             655          636          638      625      545         580       1016        707
   Cash dividends paid                      692          692          691      692      ----     --------      ----
   Weighted average shares outstanding   23,061       23,060       23,060   23,034   23,019      23,016      20,623    18,987

Per Share Data
   Net sales                             $ 5.37         5.52         5.80      5.91     5.60       5.41       6.06        6.21
   Net earnings (loss)                    (0.03)        0.02         0.10      0.08     0.06       0.03       0.08        0.04
   Cash dividends                          0.03         0.03         0.03      0.03     ----       ----       ----        ----
   Quarter-end book value                  6.51         6.57         6.58      6.50     6.46       6.40       6.37        5.84

Balance Sheet Data
   Net working capital                $ 123,004      129,995      135,277   135,903  117,693    105,886    101,415     101,978
   Net property, plant and equipment     97,497       92,435       90,020    85,525   83,609     81,815     78,968      79,891
   Total assets                         335,737      334,541      337,546   335,317  315,649    312,993    302,781     303,792
   Long-term debt                       105,257      107,453      111,009   109,916   91,503     80,332     74,320     112,724
   Shareholders' equity                 150,103      151,416      151,671   149,942  148,724    147,427    146,553     110,909

Ratios
   Gross profit margin                     16.5%         17.6        19.8     18.3    19.7        18.0        20.0        19.0
   Operating profit margin                  0.2           2.0         3.9      3.1     3.5         2.6         4.1         3.4
   Return (loss) on sales                  (0.6)          0.3         1.8      1.3     1.0         0.6         1.3         0.7
   Effective income tax rate               58.7          62.2        40.7     40.9    52.3        48.2        37.2        41.1
   Long-term debt to capitalization        37.9          38.3        39.2     39.3    35.2        32.5        30.9        46.4

Stock Data
   High                                $ 11.000        11.250        12.000   14.750  11.250      8.750      11.250     12.000
   Low                                    7.500         8.000         8.750   11.250   6.500      7.000       7.000      6.250
   Close                                 10.000         8.375         9.000   11.750  10.500      7.250       7.875     11.250
   Trading volume (shares)                3,980         4,955         4,925   10,921   7,358      3,602       6,232      2,566

NOTES: 1992 fourth quarter contained 14 weeks; all other quarters contained 13 weeks. The fiscal 1992 quarterly data has been restated to reflect the adoption of SFAS
No. 109 effective January 1, 1989. Long-term debt excludes current installments. Fournier Furniture included in consolidated results from its July 2, 1992 acquisition by LADD. Stock price and volume data is for calendar quarters.




(Brown Jordan, LADD TRANSPORTATION, INC., AMERICAN DREW, Lea Lumber & Plywood Co., PILLIOD, LADD Furniture, Inc., Lea logos)

Officers, Directors, Corporate Data

Board of Directors
Richard R. Allen
  Chairman, President and Chief Executive Officer
William B. Cash 2
  Former Chairman, Turnpike Properties, Inc.
James H. Corrigan, Jr. 1
  Chairman and Chief Executive Officer,
  Mebane Packaging Corporation
O. William Fenn, Jr. 1
  Retired Vice Chairman, LADD
Don A. Hunziker 2
  Retired Chairman, LADD
Gerald R. Grubbs
  Vice Chairman
Thomas F. Keller, Ph.D. 1,2
  Dean and R.J. Reynolds Industries Professor
  Fuqua School of Business, Duke University
Fred L. Schuermann, Jr.
  Executive Vice President
1 Audit Committee.   2 Compensation Committee.

Corporate Officers and Operating
Company Executives
Daryl B. Adams
  Vice President and Corporate Controller-Chief Accounting
Officer, LADD
Richard R. Allen
  Chairman, President and Chief Executive Officer, LADD
Kenneth E. Church
  Vice President, LADD; President, Clayton Marcus
William S. Creekmuir
  Senior Vice President, Chief Financial Officer,
  Secretary and Treasurer, LADD
Beverly C. Davis
  President, LADD Transportation
Victor D. Dyer
  Vice President, Human Resources, LADD
John N. Foster, Jr.
  Vice President, LADD; President, Lea Industries
Gerald R. Grubbs
  Vice Chairman, LADD
Lee H. Houston, Jr.
  President, Daystrom Furniture
Robert J. Maricich
  Vice President, LADD; President, American Drew
D. Fredric Myers
  President, Fournier Furniture
Thomas L. Millner
  President, Pilliod Furniture
James Mueller
  President, Brown Jordan Company
David C. Ogren
  Vice President, Market Development, LADD


William B. Pirtle
  President, Barclay Furniture
Fred L. Schuermann, Jr.
  Executive Vice President, LADD
  Acting President, American of Martinsville
Craig M. Shoemaker
  President, Pennsylvania House
Bradly A. Upfield
  President, Lea Lumber & Plywood

Corporate Headquarters
One Plaza Center, Box HP-3
High Point, NC 27261-1500
Phone:  (910) 889-0333
U.S. FAX:  (910) 888-6344   International FAX:  (910) 888-6445

Transfer Agent
Wachovia Bank & Trust Company, N.A.
Winston-Salem, NC

Legal Counsel
Petree Stockton, L.L.P.
Winston-Salem, NC

Independent Auditors
KPMG Peat Marwick
Greensboro, NC

Form 10-K, Other Information
For a copy of LADD's Form 10-K (annual report filed with the Securities and Exchange Commission) or other information about
LADD, please contact:
John J. Ong, CFA
  Director, Corporate Communications

Stock Listing
LADD's common stock is traded on the O-T-C National Market System, under the NASDAQ symbol LADF. At year-end 1993, LADD had 885 shareholders of record, representing an estimated 4,500 beneficial owners.

Market Makers

Bear, Stearns & Co.
Cantor, Fitzgerald & Co.
Davenport & Co. of Virginia
Dean Witter Reynolds
Dillon, Read & Co.
Fechtor, Detwiler & Co., Inc.
Ferris Baker Watts Inc.
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Jeffries & Company, Inc.
C.L. King & Associates


Kirkpatrick, Pettis, Smith
Mayer & Schweitzer, Inc.
MLPF&S
Morgan, Keegan & Co.
Nash Weiss
Raymond, James & Associates
Robinson Humphrey Company, Inc.
Sherwood Securities Corp.
Scott & Stringfellow
Troster Singer Corp.
Wheat, First Securities, Inc.


Annual Meeting
Shareholders are cordially invited to attend LADD's 1994 Annual
Meeting, to be held Thursday, April 28th at 10:00 a.m. at the Radisson Hotel in
High Point, NC.

We at LADD are proud of the fine
residential furniture products manufactured by our family of companies and we invite you to see them at your nearest dealer.
Ask for them by name: American Drew,
American of Martinsville, Barclay,
Brown Jordan, Clayton Marcus,
Daystrom, Fournier, Lea Industries,
 Pennsylvania House and Pilliod.

                     LADD Manufacturing
                     Facilities (26 Total)

    North Carolina    (9)             Tennessee       (2)
    Hickory           (3)             Morristown      (2)
    Monroe            (1)
    North Wilkesboro  (3)             Alabama         (1)
    Waynesville       (1)             Selma           (1)
    Windsor           (1)             Arkansas        (1)
                                      Newport         (1)
    Virginia          (5)
    Chilhowie         (1)             California      (1)
    Marion            (1)             El Monte        (1)
    Martinsville      (1)
    South Boston      (1)             Ohio            (1)
    St. Paul          (1)             Swanton         (1)

    Mississippi       (2)             South Carolina  (1)
    Myrtle            (1)             Nichols         (1)
    Sherman           (1)             Mexico          (1)
    Pennsylvania      (2)             Juarez          (1)
    Lewisburg         (1)
    White Deer        (1)




Cover Design:  E-Design, Winston-Salem, NC
Photography: Bernard Carpenter, Rural Hall, NC (except as noted below) The LADD companies (OFC, IFC, IBC, pp. 2, 6, 7, 8);
Fisher & R(umlaut)ckle, Brugg, Switzerland (p. 4);
Meaux Thornton, High Point, NC (p. 7); Hix Studio, Hickory, NC (p. 8) Printing and Design: Washburn Graphics, Inc., Charlotte, NC
Typography:  LADD Graphic Services, High Point, NC




*******************************************************************************
                                APPENDIX

At the top of each page of exhibit 13 there appears a reversed-out strip of logos for each company that is listed on each separate page.

On page 1 of exhibit 13 a photo appears with the following caption:
LADD executives (left to right): vice chairman Gerald R. Grubbs, senior vice president and CFO William S. Creekmuir, chairman and CEO Richard R. Allen (seated) and executive vice president Fred L. Schuermann, Jr.

On page 2 of exhibit 13 a photo appears with the following caption:
Pilliod's extensive line of promotionally-priced master bedroom and occasional furniture broadens LADD's product offering at the lower price points and strengthens our position with retailers in this fast-growing market segment.

Also on page 2 of exhibit 13 a graph appears with the following plot points:

                                 International Sales

                          1990       1991        1992      1993

Sales ($ Millions)       $10.6      $12.5       $29.3     $40.6
# of Countries            16         32          41        51


On page 3 of exhibit 13 a signature of Richard R. Allen appears where indicated.

On page 4 of exhibit 13 a graph appears with the following plot points:

                         Capital Investment

                        1988      1989     1990     1991    1992     1993
Capital Spending
($ Millions)           $4.69     $5.37    $6.54    $7.55   $8.99   $24.67

Capital Spending
to Depreciation        82.6%     67.0%     71.5%    86.0%   98.2%   234.7%


Also on page 4 of exhibit 13 a photo appears with the following caption:
During 1993, LADD's Lea Lumber & Plywood business installed a new veneer jointing and splicing system which greatly improved the productivity of its hardwood veneer plywood manufacturing operations.

On page 5 of exhibit 13 two photos appear with the following captions:
(1) Computer-aided-design ("CAD") technology is being increasingly used throughout
     LADD's manufacturing operations.

(2) During 1993, LADD's operating companies as a group invested over $5 million selectively expanding their manufacturing facilities.


On page 6 of exhibit 13 three photos appear with the two following captions:
(1) State-of-the-art high speed equipment is being installed throughout the LADD manufacturing organization to reduce production costs and enhance production flexibility.

(2) Since Fournier's acquisition, increased automation has substantially expanded the capacity of its St. Paul plant to efficiently produce RTA furniture (lower photo).


On page 7 of exhibit 13 three photos appear with the following captions:
(1) American Drew's high value medium-priced line of wood bedroom, dining room and occasional furniture has been successfully broadened into new style categories in the last several years, including this striking contemporary bedroom suite.


(2) Computer numerically controlled ("CNC") woodworking equipment such as this Weinig molder significantly reduces machine set-up times while improving quality.

(3) "Flat line" finishing of panels and drawer components is being used by a number of LADD's casegoods companies to improve productivity and sharply reduce the emission of volatile organic compounds ("VOCs").

On page 8 of exhibit 13 five photos appear with the following 3 captions:
(1) Clayton Marcus and Barclay are making use of new computer-based technology to aid the consumer product selection process, monitor manufacturing progress and inventory levels and efficiently design new product offerings.

(2) Interactive manufacturing information systems are an important ingredient in LADD's overall investment program.

(3) The Clayton Marcus line of fine quality, medium-priced, eight-way hand tied residential upholstery is popular with dealers and consumers alike. Through judicious investment in areas such as innovative manufacturing techniques and information systems, Clayton Marcus has improved its efficiency, product quality and customer satisfaction levels, earning it the 1993 Chairman's Award as LADD's outstanding operating unit.