Form 10-K/A, Exhibit 13
period 1994-01-01
LADD FURNITURE INC
filed 1994-04-04
CIK 721669

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

Operating income in 1993 was 2.4% of net sales versus 3.4% in 1992. The costs associated with the Virginia manufacturing plant realignment, the operating loss of approximately $2.5 million incurred by AOM Casegoods after the decision to discontinue its unprofitable products, and the additional $2.1 million cost in 1993 for post-retirement benefits, were factors negatively impacting 1993 operating margins.

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

Corporate Officers and Operating
Company Executives
Daryl B. Adams
  Vice President and Corporate Controller-Chief Accounting
Officer, LADD
Richard R. Allen
  Chairman, President and Chief Executive Officer, LADD
Kenneth E. Church
  Vice President, LADD; President, Clayton Marcus
William S. Creekmuir
  Senior Vice President, Chief Financial Officer,
  Secretary and Treasurer, LADD
Beverly C. Davis
  President, LADD Transportation
Victor D. Dyer
  Vice President, Human Resources, LADD
John N. Foster, Jr.
  Vice President, LADD; President, Lea Industries
Gerald R. Grubbs
  Vice Chairman, LADD
Lee H. Houston, Jr.
  President, Daystrom Furniture
Robert J. Maricich
  Vice President, LADD; President, American Drew
Thomas L. Millner
  President, Pilliod Furniture
James Mueller
  President, Brown Jordan Company
D. Fredric Myers
  President, Fournier Furniture
David C. Ogren
  Vice President, Market Development, LADD


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