Form 10-K405, Exhibit 13
LADD FURNITURE INC
filed 1995-03-30
CIK 721669

1994 ANNUAL REPORT

(Five photos of various furniture groupings appear here.)

LADD FURNITURE, INC.

ONE FOCUS. A BROADER VISION

(Four photos of various furniture groupings and a photo of a map appear here .)

LADD's ten U.S.-based furniture companies manufacture and market a broad assortment of residential furniture for every room of every home. During 1994, these products were shipped to customers located throughout the United States and, through LADD International, in 53 foreign countries (map at left).

    LADD is one of North America's largest residential furniture manufacturers, with 1994 net sales of $592 million, 26 manufacturing facilities in ten states and Mexico, and approximately 7,900 employees. LADD markets its broad line of residential and contract furniture under the major brand names American
Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Design Horizons, Fournier, LADD Home Theatre, Lea, Pennsylvania House and Pilliod; and distributes these products both domestically and, through LADD International, worldwide. LADD also owns and operates two support companies, Lea Lumber & Plywood and LADD Transportation. The company's common stock trades on the Nasdaq Stock Market under the symbol: LADF.

Financial Highlights
Dollar amounts in thousands, except per share data


                                                              PERCENT
                                        1994*        1993      CHANGE
INCOME STATEMENT
Net sales                           $ 591,575     521,200       +13.5%
Gross profit                          109,581      94,279        16.2
Operating income                       15,670      12,326        27.1
Net earnings                            4,308       3,846        12.0
Weighted average shares outstanding    23,086      23,054         0.1
PER SHARE
Net sales                           $   25.62       22.61       +13.3%
Net earnings                             0.19        0.17        11.8
Cash dividends                           0.12        0.12         0.0
Year-end book value                      6.58        6.51         1.1
BALANCE SHEET
Net working capital                 $ 123,685     123,004       + 0.6%
Total assets                          378,816     335,737        12.8
Long-term debt**                      143,584     105,257        36.4
Shareholders' equity                  151,906     150,103         1.2
RATIOS
Gross margin                             18.5%       18.1
Operating profit margin                   2.6         2.4
Return on sales                           0.7         0.7
Return on beginning equity                2.9         2.6
Long-term debt** to capitalization       45.3        37.9
Current ratio                            3.0X         3.1
OTHER
Capital spending                    $  31,825      24,666       +29.0%
Depreciation and amortization          17,812      13,062        36.4
Year-end employees                      7,860       6,670        17.8
Year-end shareholders                   5,500       4,500        22.2

 *1994 data reflect the acquisition of Pilliod Furniture as of January 31, 1994. **Excluding current installments.

Dear Shareholder

          LADD achieved record sales in 1994, with total volume increasing 13% to $592 million. Operating profit for the year increased 27% and net earnings rose 12% to $4.3 million or $.19 per share. During the year, we continued to take strategic actions designed to improve LADD's profitability and return on investment.

    In January 1994, we successfully completed the $54 million acquisition of Pilliod Furniture. This acquisition increased LADD's position in the fast growing promotional casegoods segment of the industry. With annualized sales in excess of $90 million, Pilliod was a significant contributor to our earnings in its first year as a LADD company.

    During 1994, LADD's operating companies significantly increased their new product development and marketing efforts. Our casegoods and upholstery companies successfully introduced a variety of new product groups, several of which are pictured in this annual report. We believe successful new introductions, coupled with innovative marketing programs, are critical elements for LADD's growth and profitability in the future.

    Investment in technology continues to be a key LADD strategy. Capital spending in 1994 was a record $32 million. Over the last two years, over $56 million has been invested in our operating companies. While this aggressive capital spending program has disrupted earnings in the short-term, these investments will lead to improved product quality, more favorable raw material yields, and higher productivity levels.

    We also continued our strategic efforts to develop and expand our international business during 1994. Although international sales declined in 1994 due to lower sales in Canada and the Mid-East, we increased to 53 the number of countries to which we sell and expanded our sales representation in a number of key international markets. Recent currency


(Logos of American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, LADD Home Theatre and Home Design Horizons appear in a reversed strip around this page) exchange rate fluctuations will most likely reduce our exports to Canada and Mexico this year, but we continue to believe our international focus provides a significant growth opportunity for LADD.

    While 1994 was a year of overall growth and improved earnings for LADD, bottom line results were below our expectations. We are satisfied with the recent sales growth and earnings performance of half our operating companies. The balance are receiving intense management attention aimed at improving their operating results.

    With this in mind, LADD's corporate management team was realigned in January 1995 with the promotion of Fred Schuermann to the position of president and chief operating officer. With over 18 years of industry experience, a successful managerial track record, and newly-broadened management responsibilities, we are confident that Fred's leadership skills and experience will positively impact our future operating results.

    LADD continues to maintain a strong financial position. During 1994, we refinanced our short and long-term bank debt with a new $190 million credit facility which reduced LADD's interest rate, extended long-term debt maturities, and increased financial flexibility. At year-end, the company's long-term debt ratio of 45% was consistent with our long-term financial objectives.

    We believe 1995 will be another year of improvement for LADD, even if the industry's growth rate slows from its 1994 level, as most forecasters are currently predicting. Our extensive new product introductions, increased marketing emphasis, and substantial capital investment during the past two years should generate additional returns during 1995. On behalf of LADD's 7,900 employees, I want to thank you, our shareholders, along with our customers and suppliers, for your continuing support.


(Signature of Richard R. Allen appears here)
Richard R. Allen,
Chairman and Chief Executive Officer



...NEW PRODUCT

INTRODUCTIONS,

INCREASED MARKETING

EMPHASIS, AND

SUBSTANTIAL CAPITAL

INVESTMENT...SHOULD

GENERATE ADDITIONAL

RETURNS DURING 1995.

(Logos of American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, LADD Home Theatre and Home Design Horizons appear in a reversed strip around this page)

Marketing Focus...

    LADD's corporate and operating company managers continue to focus on the company's overall marketing process; from initial product conception through manufacturing, distribution, delivery and follow-up. These efforts are targeted at enhancing the design, quality, utility and value of LADD's products, and delivering them to customers more quickly and efficiently. We remain strongly committed to improving LADD's sales and market share by providing appealing, high value products and services to our customers.

    The LADD operating companies rely on focus group interviews with consumers and retailers to help design and develop successful new products. This market-derived information is equally helpful in refining and improving existing products and services. For example, Lea Industries is innovatively using groups of elementary school children to suggest improvements in the design and functionality of the company's existing lines of youth bedroom furniture. Customer tests and retailer feedback have also been major contributors to the development of American Drew's new American
Traveler series, which features product groups with styling traceable to various geographic regions of America. The well-received Magnolia's Secret group, with its French New Orleans look, owes much of its success to such market research.

    Computer technology also plays an important role in LADD's marketing efforts. Clayton Marcus, winner of the LADD Chairman's Award in both 1993 and 1994, utilizes an in-store computer system which allows participating furniture retailers in the U.S., Mexico and Canada to visually show consumers exactly how any of the more than 900 Clayton Marcus fabric alternatives will look on any of the company's custom-made upholstery frames. Clayton Marcus is also one of several LADD companies employing around-the-clock computerized voice response systems to assist its retailers in checking product availability and order status.

WE REMAIN STRONGLY

COMMITTED TO

GROWING LADD'S

SALES AND MARKET

SHARE BY PROVIDING

APPEALING, HIGH

VALUE PRODUCTS...

(Logos of American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, LADD Home Theatre and Home Design Horizons appear in a reversed strip around this page)

(Four photos of various furniture groupings appear here.)

LADD's broad assortment of wood, upholstered, and metal furniture, with a wide range of price points, is marketed to consumers throughout the United States and abroad, as well as to leading hotels and motels around the world.

(Logos of American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, LADD Home Theatre and Home Design Horizons appear in a reversed strip around this page)

    Brown Jordan, known principally as an award-winning designer and premier supplier of outdoor pool and patio furniture, introduced an "in-home collection" during 1994 designed to meet increasing consumer demand for high fashion indoor metal furniture. Brown Jordan's furniture was recently featured on the cover of Home Magazine as part of national publicity received for a home decorated entirely with LADD company products and accessories.

    LADD International's team of professionals continues to increase the worldwide awareness of our broad product line. During 1994, LADD shipped $34 million of its products to a record 53 foreign countries. Retail distribution breakthroughs were achieved in several countries, including Turkey, Ecuador, Guatemala, Panama, and Peru. Pennsylvania House recently established its first dealer in Saudi Arabia. In addition, significant marketing activities were initiated in Europe, the Middle East and the Far East. We remain convinced that LADD's overall international sales base will represent an important complement to our domestic business in the years ahead.

    The number of furniture distribution channels continues to increase, and LADD's broad product line uniquely positions us to capitalize on this trend. Last year, consumers purchased LADD products from such diverse places as home shopping networks, mail order catalogs, mass merchandisers, and consumer electronics stores.

    Furniture for home theatre is one of the rapidly growing new market niches LADD has identified and targeted for future growth. LADD is one of only a few manufacturers who can offer a broad assortment of home theatre furniture styles at a wide range of price points. We have begun to enjoy considerable success with major home theatre retailers, who are attracted to the LADD home theatre program by our ability to offer a "good, better, best" product assortment through our Fournier, Pilliod, Lea and American Drew brand names.

    Each of these examples illustrates how LADD innovatively creates and markets its broad range of products. An intensified focus on marketing will continue throughout 1995.


...INTERNATIONAL

SALES, WILL

REPRESENT AN

IMPORTANT

COMPLEMENT TO

OUR DOMESTIC

BUSINESS...

(Logos of American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, LADD Home Theatre and Home Design Horizons appear in a reversed strip around this page)

LADD's product offerings--ranging from inexpensive RTA occasional pieces through high fashion metal furniture, stylish upholstery and richly-finished wood casegoods--can be used in every room of every home and appealingly combined within the same room.

(Logos of American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Fournier, LADD Home Theatre and Home Design Horizons appear in a reversed strip around this page)

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

    The board of directors, through its Audit Committee consisting of two directors who are not officers or employees of the Company, is responsible for reviewing and monitoring the financial statements and accounting practices of the Company. The Audit Committee meets periodically, either separately or jointly, with the independent auditors, representatives of management and the Company's internal auditors to discuss auditing, accounting and financial statement matters. To ensure complete independence, representatives of KPMG Peat Marwick LLP, certified public accountants retained by the Company to audit the financial statements, have full and free access to meet with the Audit Committee with or without the presence of management representatives.

(Signature of Richard A. Allen)         (Signature of William S. Creekmuir)
Richard R. Allen                        William S. Creekmuir
Chairman & Chief Executive Officer      Senior Vice President & Chief Financial Officer
February 16, 1995                       February 16, 1995


INDEPENDENT AUDITORS' REPORT
The Board of Directors and Shareholders
LADD Furniture, Inc.:

    We have audited the accompanying consolidated balance sheets of LADD Furniture, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LADD Furniture, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in notes 1 and 11 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.

(Signature of KPMG Peat Marwick LLP)
Greensboro, North Carolina
February 16, 1995

LADD Furniture, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31, 1994, January 1, 1994 and January 2, 1993 Dollar amounts in thousands, except share data

                                                   1994          1993          1992
Net sales                                    $  591,575       521,200       496,679
Cost of sales                                   481,994       426,921       401,250
     Gross profit                               109,581        94,279        95,429
Selling, general and administrative expenses     93,911        81,953        78,493
     Operating income                            15,670        12,326        16,936
Other deductions:
   Interest expense - Note 8                      8,939         5,542         7,502
   Other, net - Note 8                            1,714           377         1,164

                                                 10,653         5,919         8,666
     Earnings before income taxes                 5,017         6,407         8,270
Income tax expense - Note 12                        709         2,561         3,725
     Net earnings                            $    4,308         3,846         4,545

Net earnings per common share                $     0.19          0.17          0.21

Cash dividends per common share              $     0.12          0.12            --

Weighted average number of common
   shares outstanding                        23,086,467    23,053,654    21,441,616

    See accompanying notes to consolidated financial statements.

LADD Furniture, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
Dollar amounts in thousands, except share data

                                                             DECEMBER 31,     January 1,
                                                                     1994           1994
ASSETS
Current assets:
   Cash                                                      $        576          1,350
   Trade accounts receivable, less allowances for
     doubtful
     receivables, discounts, returns and allowances
       of
    $4,294 and $4,178, respectively - Notes 3 and 14               52,735         72,975
   Inventories - Note 4                                           122,083        100,639
   Prepaid expenses and other current assets - Note 10             10,053          6,110
      Total current assets                                        185,447        181,074
Property, plant and equipment, net - Notes 5 and 13               109,522         97,497
Intangible and other assets, net - Note 6                          83,847         57,166
                                                             $    378,816        335,737
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current installments of long-term debt - Note 8           $        687          5,815
   Short-term bank borrowings - Note 8                              5,000             --
   Trade accounts payable                                          28,360         23,414
   Accrued expenses and other current
     liabilities - Notes 7 and 12                                  27,715         28,841
      Total current liabilities                                    61,762         58,070
Long-term debt, excluding current installments - Note 8           143,584        105,257
Deferred compensation and other liabilities - Notes 10, 11
  and 13                                                            6,316          3,405
Deferred income taxes - Note 12                                    15,248         18,902
      Total liabilities                                           226,910        185,634
Shareholders' equity - Notes 9 and 15:
   Preferred stock of $100 par value. Authorized
     500,000 shares; no shares issued                                  --             --
   Common stock of $.10 par value. Authorized
     50,000,000 shares; issued 23,096,557 shares and
     23,062,262 shares, respectively                                2,310          2,306
   Additional paid-in capital                                      49,516         49,186
   Currency translation adjustment                                   (208)          (170)
   Retained earnings                                              101,105         99,568
                                                                  152,723        150,890
   Less unamortized value of restricted stock                        (817)          (787)
      Total shareholders' equity                                  151,906        150,103

Commitments and contingencies - Notes 13 and 14

                                                             $    378,816        335,737

    See accompanying notes to consolidated financial statements.

LADD Furniture, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1994, January 1, 1994 and January 2, 1993 Dollar amounts in thousands, except share data


                                                          1994         1993         1992
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                         $   4,308        3,846        4,545
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
   Depreciation of property, plant and equipment        14,143       10,508        9,151
   Amortization                                          3,669        2,554        2,848
   Provision for losses on trade accounts receivable     1,521        2,056        3,126
   Gain on sales of property, plant and equipment          (89)        (155)        (127)
   Provision for deferred income taxes                  (1,204)         214          802
   Increase (decrease) in deferred compensation
     and other liabilities                               1,388        1,840         (144)
   Change in assets and liabilities, net of effects
    from the acquisition of businesses:
     Increase in trade accounts receivable              (2,517)      (5,188)      (6,407)
     Increase in inventories                           (10,709)      (5,063)      (5,633)
     Decrease in refundable income taxes                    --           --        7,264
     (Increase) decrease in prepaid expenses
       and other current assets                         (1,886)          61        2,132
     Increase (decrease) in trade accounts payable      (2,496)         310        3,031
     Increase (decrease) in accrued expenses
       and other current liabilities                    (3,313)      (2,239)       5,750
   Total adjustments                                    (1,493)       4,898       21,793
     Net cash provided by operating activities           2,815        8,744       26,338
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of businesses, net of cash
     acquired - Note 2                                 (23,847)          --       (4,720)
   Additions to property, plant and equipment          (31,825)     (24,666)      (8,988)
   Proceeds from sales of property, plant
     and equipment                                         962          425        1,161
   Additions to intangible and other assets             (1,150)        (724)        (420)
     Net cash used in investing activities             (55,860)     (24,965)     (12,967)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term borrowings                  136,666       19,654           --
   Proceeds from short-term bank borrowings              5,000           --           --
  Proceeds from sales of trade accounts receivable      32,485           --           --
   Proceeds from sale leaseback of equipment            14,566           --           --
   Proceeds from sale leaseback of other assets          1,360           --           --
   Principal payments of long-term debt               (135,020)      (1,155)     (49,010)
   Proceeds from common stock issued                        23           94       34,049
   Dividends paid                                       (2,771)      (2,767)          --
     Net cash provided by (used in)
       financing activities                             52,309       15,826      (14,961)
EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (38)         (81)         (89)
   Net decrease in cash                                   (774)        (476)      (1,679)
Cash at beginning of year                                1,350        1,826        3,505
Cash at end of year                                  $     576        1,350        1,826


    See accompanying notes to consolidated financial statements.

LADD Furniture, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1994, January 1, 1994 and January 2, 1993 Dollar amounts in thousands, except share data

                                                                                                  UNAMORTIZED              TOTAL
                                    NUMBER                 ADDITIONAL      CURRENCY                  VALUE OF      SHAREHOLDERS'
                                 OF SHARES       COMMON       PAID-IN    TRANSLATION      RETAINED RESTRICTED             EQUITY
                                    ISSUED        STOCK        CAPITAL    ADJUSTMENT      EARNINGS     STOCK    (NOTES 9 AND 15)

Balance at December 28, 1991    18,984,452       $ 1,898       15,036            --     93,944          (877)           110,001
  Shares issued in connection
   with incentive stock
   option plan                      10,179             1           29            --         --            --                 30
  Proceeds from public offering
   of 4,025,000 shares           4,025,000           403       33,616            --         --            --             34,019
  Currency translation
   adjustment                          --             --           --           (89)        --            --                (89)
  Amortization of employee
   restricted stock awards            --             --           --            --         --            218               218
  Net earnings                        --             --           --            --      4,545            --              4,545
 Balance at January 2, 1993    23,019,631          2,302       48,681           (89)    98,489          (659)           148,724
  Shares issued in connection
   with incentive stock
   option plan                     11,668              1           90            --         --            --                 91
  Shares issued in connection
   with and amortization
   of employee restricted
   stock awards                    30,963              3          415            --         --          (128)               290
  Currency translation
   adjustment                         --              --           --           (81)        --            --                (81)
  Net earnings                        --              --           --            --      3,846            --              3,846
  Dividends paid                      --              --           --            --     (2,767)           --             (2,767)
 Balance at January 1, 1994   23,062,262           2,306       49,186          (170)    99,568          (787)           150,103
  Shares issued in connection
   with incentive stock
   option plan                     2,344              --           19            --         --            --                 19
  Repurchase of restricted
   stock                         (18,424)             (1)        (170)           --         --           170                 (1)
  Shares issued in connection
   with and amortization
   of employee restricted
   stock awards                   50,375               5          481            --         --          (200)               286
  Currency translation
   adjustment                         --              --           --           (38)        --            --                (38)
  Net earnings                        --              --           --            --      4,308            --              4,308
  Dividends paid                      --              --           --            --     (2,771)           --             (2,771)
 BALANCE AT DECEMBER 31, 1994 23,096,557         $ 2,310       49,516          (208)   101,105          (817)           151,906

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of LADD Furniture, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.


    FISCAL YEAR The Company's fiscal year ends on the Saturday nearest the end of December. Fiscal year 1994 ended December 31, 1994; fiscal year 1993 ended January 1, 1994; and fiscal year 1992 ended January 2, 1993. Fiscal years 1994 and 1993 comprised 52 weeks; fiscal year 1992 comprised 53 weeks.


    INVENTORIES Approximately 66% in 1994 and 64% in 1993 of the Company's inventories are valued using the last-in, first-out (LIFO) cost method, which is not in excess of market. All other inventories in 1994 and 1993 are valued at the lower of first-in, first-out (FIFO) cost or market (net realizable value).


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


    FOREIGN CURRENCY TRANSLATION Assets and liabilities of a foreign subsidiary are translated at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net earnings.


    INCOME TAXES Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets, liabilities, and loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.


    EARNINGS PER SHARE Earnings per share are calculated based upon the weighted average number of common shares outstanding during each fiscal year. The effect of dilutive stock options on the calculation is insignificant in each of the fiscal years presented.


    INTANGIBLE ASSETS Intangible assets consist principally of values assigned to patents, furniture designs, trade names and the excess of cost over the assigned value of net assets acquired. These assets are being amortized using the straight-line method over periods of 15 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    POSTRETIREMENT BENEFITS In addition to providing pension benefits, the Company provides certain health care benefits for eligible retired employees. Effective January 3, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions. The provisions of this statement require the Company to accrue for the expected costs of retiree health care benefits, for which substantially all employees are eligible if they reach normal retirement, during the active period when such benefits are earned. Additionally, the standard requires the recognition of a transition obligation which represents that portion of future retiree benefit costs related to the service already rendered by both active and retired employees up to the date of adoption. The Company has elected to amortize the transition obligation of $20,618,000 at January 3, 1993 over a period of 20 years. Prior to 1993, the Company's policy had been to expense retiree health costs as they were incurred (i.e., the "pay as you go" method). In 1992, the Company paid approximately $791,000, before the effect of income taxes, for retiree health care benefits which were charged to earnings under the "pay as you go" method.


    RECLASSIFICATION Certain items in the 1993 and 1992 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact the results from operations as previously reported.


NOTE 2: ACQUISITIONS

    On January 31, 1994, the Company acquired The Pilliod Cabinet Company, a manufacturer of promotional priced casegoods furniture, by purchasing all of the common stock of its parent company, Pilliod Holding Company (Pilliod), for $24,259,000 cash (including acquisition expenses), the repayment of Pilliod debt of $29,893,000, and the assumption of other long-term debt of $247,000. The excess of cost over the assigned value of net assets acquired was approximately $32,826,000 and is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase and accordingly, the net assets and operations of Pilliod have been included in the Company's consolidated financial statements beginning on the acquisition date.

    The following unaudited pro forma data presents the combined 1994 and 1993 results of operations of the Company and Pilliod as though the acquisition had occurred on January 3, 1993, giving effect to depreciation and amortization of assets on the accounting basis recognized in recording the purchase, the interest on the funds used to effect the purchase, and excluding certain non-recurring expenses of Pilliod during 1993.

In thousands, except per share data     1994       1993
Net sales                           $599,235    607,845
Net earnings                           4,550      6,560
Net earnings per common share       $   0.20       0.28

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

    NOTE 3: ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

    On January 31, 1994, the Company sold ownership interest in a defined pool of trade accounts receivable for $20,000,000, the proceeds of which were used to partially finance the Pilliod acquisition - see Note 2. Under the agreement, as revised in March 1995 and which expires in March 1996, the maximum amount of the purchaser's investment can be $40,000,000 and is subject to change based on the level of eligible receivables and concentrations of receivables. At December 31, 1994, the defined pool of trade accounts receivable totaled approximately $42,848,000 and the purchaser's investment totaled $32,485,000. The purchaser's investment is reflected as a reduction of trade accounts receivables in the accompanying December 31, 1994 consolidated balance sheet. At December 31, 1994, the Company retained an ownership interest in the receivables pool of approximately $10,363,000, of which approximately $8,090,000 was subordinate to that of the purchaser. The Company maintains reserves which approximate the risk of loss relating to its interest in the receivables. The Company's ongoing obligations with respect to the receivables pool are limited to the subordinated portion of its ownership interest. A portion of the cost of the accounts receivable securitization program is based on the purchaser's level of investment and borrowing costs. The total cost of the program, which aggregated $1,458,000 in 1994, is included in selling, general and administrative expenses in the accompanying 1994 consolidated statement of earnings.

    NOTE 4:  INVENTORIES

    A summary of inventories follows:


                                      DECEMBER 31,        January 1,
      In thousands                           1994              1994
Inventories on the FIFO cost method:
 Finished goods                          $ 65,046             55,881
 Work in process                           23,084             21,513
 Raw materials and supplies                47,997             34,947
   Total inventories on FIFO cost method  136,127            112,341
Less adjustments of certain inventories
 to the LIFO cost method                  (14,044)           (11,702)
                                         $122,083            100,639

    NOTE 5:  PROPERTY, PLANT AND EQUIPMENT

    A summary of property, plant and equipment follows:


                                      DECEMBER 31,          January 1,
      In thousands                           1994                1994
Land and improvements                    $  6,592               5,892
Buildings and improvements                 78,381              65,850
Machinery and equipment                    87,480              72,997
Construction in progress                    8,343              12,266
                                          180,796             157,005
Less accumulated depreciation             (71,274)            (59,508)
                                         $109,522              97,497

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: INTANGIBLE AND OTHER ASSETS

A summary of intangible and other assets follows:


                                                             DECEMBER 31,     January 1,
In thousands                                                         1994           1994
Excess of cost over the assigned value of net assets
  acquired                                                   $     57,038         27,289
Trade names                                                        26,031         26,031
Furniture designs and patents                                       9,750         10,570
Other                                                               3,041          3,095
                                                                   95,860         66,985
Less accumulated amortization                                     (12,013)        (9,819)
                                                             $     83,847         57,166

    NOTE 7: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    A summary of accrued expenses and other current liabilities follows:


                                               DECEMBER 31,             January 1,
 In thousands                                         1994                    1994
 Payrolls, commissions and employee benefits      $ 15,291                  13,637
 Other                                              12,424                  15,204


                                                  $ 27,715                  28,841

    NOTE 8: SHORT-TERM BANK BORROWINGS AND LONG-TERM DEBT

    Short-term bank borrowings under a revolving credit facility with a bank totaled $5,000,000 at December 31, 1994. Borrowings under the facility bear interest at a rate based on the availability of bank funds.

Long-term debt consists of the following:

                                                        DECEMBER 31,     January 1,
In thousands                                                    1994           1994
Term loan due at various dates through October 19, 1999 $     75,000             --
Revolving credit loan, due October 19, 1999                   61,100             --
Term loan, repaid October 24, 1994                                --         45,000
Revolving credit loan, repaid October 24, 1994                    --         58,000
Other indebtedness, primarily fixed-rate
 industrial revenue bonds, due through 2009                    8,171          8,072
     Total long-term debt                                    144,271        111,072
Less current installments of long-term debt                      687          5,815
     Long-term debt, excluding current installments     $    143,584        105,257

    At January 1, 1994, the Company had outstanding under a term and revolving credit loan agreement (the Facility) provided by a syndicate of banks a term loan of $45,000,000 and borrowings of $58,000,000 under an $85,000,000 revolving credit loan. Borrowings under the Facility were unsecured. Interest under the Facility during 1994 accrued at rates selected by the Company of LIBOR plus 1 1/8% to 1 3/8% or prime.

    On October 19, 1994, the Company entered into an amended and restated credit agreement (the New Facility) with a syndicate of banks which provides a $75,000,000 five-year term loan and an $115,000,000 five-year revolving credit loan. At December 31, 1994, the Company had $75,000,000 outstanding under the term loan and $61,100,000 outstanding under the revolving credit loan. Borrowings under the New Facility are unsecured. The term loan is payable in quarterly installments commencing March 1997 of $3,750,000 each with a final payment of the outstanding balance on October 19, 1999. Borrowings under the New Facility bear interest at rates selected periodically by the Company of LIBOR (6.50% at December 31, 1994) plus 7/8%, prime (8.50% at December 31, 1994) or at a lesser rate based on the availability of bank funds. Under the New Facility, the Company pays a commitment fee of 1/4% per annum on the unused portion of the revolving credit loan. In connection with obtaining the New Facility, the Company in 1994 charged to earnings approximately $304,000 in unamortized financing fees under the Facility.

    The New Facility, as amended February 16, 1995, requires the maintenance of certain ratios pertaining to shareholders' equity and operating earnings and contains covenants which relate to future borrowings, liens on assets, specified amounts of consolidated net worth, and the operations of the Company. At December 31, 1994, the Company was in compliance with all such covenants under the New Facility, as amended.

    The industrial revenue bonds are secured by property, plant and equipment with a depreciated cost of approximately $5,532,000 at December 31, 1994.

    The aggregate annual maturities of long-term debt during each of the five fiscal years subsequent to December 31, 1994 are approximately as follows:
$687,000 in 1995; $765,000 in 1996; $15,477,000 in 1997; $15,245,000 in 1998;
and $106,325,000 in 1999.

    Interest paid by the Company in 1994, 1993 and 1992 amounted to approximately $8,014,000, $4,995,000 and $7,338,000, respectively.


NOTE 9: EMPLOYEE STOCK PLANS

    STOCK OPTION PLAN Under an Incentive Stock Option Plan which expired in June 1993, the Company granted nontransferable stock options to officers, key management employees and nonemployee directors. In April 1994, shareholders approved a 1994 Incentive Stock Option Plan substantially similar in nature to the prior plan. Although options are generally granted at fair market value on the dates of grant, nonqualified options can be granted at less than fair market value at the discretion of the Plan's Administrative Committee. Incentive stock options and director options are granted at not less than fair market value on the date of grant. All optionees were employees or directors of the Company on the date of grant and throughout the term of the option except in the case of death, retirement, or disability.

    A total of 1,166,666 shares were reserved for option under the Plan that expired in June 1993. Under the option 1994 Plan, a total of 1,200,000 shares are reserved for option. Options granted prior to 1991 are generally exercisable at the cumulative rate of 20% per year after one year from the date of grant. Options granted subsequent to 1990 are exercisable at the cumulative rate of 25% per year after one year from the date of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS grant. Options expire over a period not to exceed ten years from the date of grant. Stock option activity during 1994, 1993 and 1992 follows:

                                 Number of       Option price
                                    shares          per share
Outstanding at December 28, 1991   674,625     $ 6.00 -$22.76
Granted in 1992                     16,000     $ 8.25
Exercised in 1992                  (10,179)    $ 6.00 -$9.75
Cancelled in 1992                 (131,295)    $ 6.00 -$20.69
Outstanding at January 2, 1993     549,151     $ 6.00 -$22.76
Granted in 1993                    136,101     $11.50 -$14.85
Exercised in 1993                  (11,668)    $ 6.00 -$11.63
Cancelled in 1993                  (81,700)    $ 6.00 -$22.76
Outstanding at January 1, 1994     591,884     $ 7.25 -$16.13
Granted in 1994                    565,933     $ 5.75 -$11.00
Exercised in 1994                   (2,344)    $ 8.00
Cancelled in 1994                 (140,011)    $ 5.75 -$14.38
Outstanding at December 31, 1994 1,015,462     $ 5.75 -$16.13

Exercisable at December 31, 1994   333,753     $ 6.29 -$16.13

    RESTRICTED STOCK AWARDS The board of directors periodically awards restricted common stock to key management employees. Vesting of such awards is subject to future service requirements of five years from the date of each award. The difference between cash paid by the employee for the awarded shares, generally par value, and the market value of the shares as of the award date is amortized over the five-year service requirement periods. During 1994 and 1993, the board of directors awarded and issued 50,375 and 30,963 shares, respectively. During 1992, there were no shares awarded or issued.


NOTE 10: EMPLOYEE BENEFIT PLANS

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

    In addition to the qualified plans, the Company has a nonqualified retirement plan covering certain salaried employees. At December 31, 1994 and January 1, 1994, the Company had approximately $450,000 and $471,000, respectively, of assets available to fund future obligations of the nonqualified plan. These assets are included in intangible and other assets, and the related liability is included in deferred compensation and other liabilities in the accompanying consolidated balance sheets. The liability for the nonqualified retirement plan is reflected in the reconciliation of the funded status of the plans on the following page.

The following sets forth the funded status of the plans:


In thousands                                        December 31, 1994                   January 1, 1994
                                          Assets exceed         Accumulated     Assets exceed      Accumulated
                                         accumulated               benefits       accumulated         benefits
                                            benefits          exceed assets          benefits    exceed assets
Actuarial present value of
 benefit obligations:
Vested benefit obligation                 $ (30,247)                  (973)          (32,113)           (875)
Accumulated benefit
 obligation                                 (30,819)                (1,442)          (32,781)         (1,042)
Projected benefit obligation
 for service rendered to date               (36,968)                (2,384)          (40,778)         (1,370)
Less plan assets at fair value,
 primarily equity and fixed
 income investment funds                     35,798                     --            36,445              --
Projected benefit obligation
 in excess of plan assets                    (1,170)                (2,384)           (4,333)         (1,370)
Unrecognized net asset at
 transition being amortized
 over 15 years                                 (572)                    --              (651)             --
Unrecognized net (gain) loss                 (1,023)                   589             3,124             227
Unrecognized prior service cost               1,933                    534             2,375             270
Adjustment required to
 recognize minimum liability                     --                   (181)               --            (169)
Pension asset (liability)
 recognized in the consolidated
 balance sheets                           $    (832)                (1,442)              515          (1,042)

    Net pension expense for the plans for 1994, 1993 and 1992 included the following components:

In thousands                                       1994        1993        1992
Service costs-benefits earned during the period $ 2,374       1,915       1,698
Interest cost on projected obligation             3,101       2,644       2,517
Return on assets                                   (121)     (4,737)     (1,358)
Amortization of unrecognized net obligation
 (asset) at transition and net deferrals         (2,522)      2,166        (872)
Net pension expense                             $ 2,832       1,988       1,985

    The projected benefit obligation at December 31, 1994 and January 1, 1994 was determined using an assumed discount rate of 8.50% and 7.25%, respectively. The salary plans assume a long-term rate of increase in compensation of 5% to age 60, and 3% thereafter. The assumed long-term rate of return on plan assets is 8.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DEFINED CONTRIBUTION PLANS The Company has savings plans for certain employees which qualify under Section 401(k) of the Internal Revenue Code. The plans allow eligible employees to contribute up to a fixed percentage of their compensation, with the Company matching a portion of each employee's contributions. Company contributions under the plans aggregated approximately $635,000 in 1994, $687,000 in 1993 and $422,000 in 1992.


NOTE 11: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company has plans which provide for postretirement health care benefits for certain employees. These benefits include major medical insurance with deductible and coinsurance provisions. The Company pays all benefits on a current basis and the plans are not funded.

    The components of the net postretirement benefit cost for the years ended December 31, 1994 and January 1, 1994 are as follows:

In thousands                             1994     1993
Service costs                         $   286      439
Interest costs of benefit obligation    1,132    1,611
Amortization of transition obligation     759    1,031
                                      $ 2,177    3,081

    The plans' funded status as of December 31, 1994 and 1993 was as follows:

In thousands                                        1994         1993
Accumulated postretirement benefit obligation:
  Retirees                                     $  (9,758)     (11,985)
  Active participants eligible to retire          (3,739)      (6,285)
  Other active participants                       (1,921)      (4,472)
                                                 (15,418)     (22,742)
Unrecognized net (gain) or loss                   (1,078)       1,104
Unrecognized transition obligation                13,665       19,587
Accrued postretirement benefit cost            $  (2,831)      (2,051)

    During 1994, the Company amended its retiree health care plan to limit the Company's contributions and to eliminate benefits for certain employees of its divisions. The effect of these amendments was to reduce the December 31, 1994 accumulated postretirement benefit obligation and the unrecognized transition obligation by approximately $5,163,000. Additionally, the effect of the change was to reduce the net postretirement cost by approximately $801,000 in 1994.

    The postretirement benefit obligation was determined by application of the terms of the various plans using relevant actuarial assumptions. Health care costs are projected to increase at annual rates ranging from 9.25% in 1993 down to 5.25% in 1997 and thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1994 by approximately $716,000 and the service and interest cost components of the net postretirement benefit cost for 1994 would be approximately the same. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1994 and January 1, 1994 was 8.50% and 7.25%, respectively.

NOTE 12: INCOME TAXES

Components of income tax expense are as follows:

In thousands    1994      1993     1992
Current:
Federal      $ 1,769     1,855    2,394
State            144       492      529
               1,913     2,347    2,923
Deferred:
Federal       (1,034)      199      657
State           (170)       15      145
              (1,204)      214      802
             $   709     2,561    3,725

    The effective income tax rate on earnings before income taxes for the years ended December 31, 1994, January 1, 1994 and January 2, 1993 was 14.1%, 40.0% and 45.0%, respectively. The actual income tax expense differs from the "expected" income tax expense computed by applying the applicable Federal income tax rate (34% for each year) to earnings before income taxes for the years ended December 31, 1994, January 1, 1994 and January 2, 1993 as follows:

In thousands                           1994      1993      1992
Computed "expected" Federal
 income tax expense                 $ 1,706     2,178     2,812
Increases (reductions) due to:
 State income taxes, net of
  Federal income tax benefit             28       335       445
 Amortization of the excess of
  cost over the assigned value
  of net assets acquired                463       250       250
 Expenses subject to percentage
  limitations                           130        45        47
 Change in valuation allowance for
  deferred tax assets allocated to
  income tax expense                   (913)       --        --
 Jobs, fuels and other credits, net    (230)      (92)      (32)
 Donation of appreciated property      (170)       --        --
 Foreign trade income exemptions       (154)      (99)      (81)
 Other                                 (151)      (56)      284
Actual income tax expense           $   709     2,561     3,725

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    During 1993, the effect of enacted changes in tax rates was to increase deferred tax expense by approximately $469,000.

    During the years ended December 31, 1994 and January 1, 1994, the Company paid income taxes (net of refunds received) amounting to approximately $2,030,000 and $1,863,000, respectively. During the year ended January 2, 1993, the Company received net refunds of income taxes amounting to approximately $5,991,000.

    The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                    DECEMBER 31,     January 1,
In thousands                                1994           1994
Deferred tax liabilities:
  Inventories                       $     (7,226)        (6,226)
  Property, plant and equipment           (8,315)        (7,975)
  Intangible and other assets             (8,420)       (10,938)
  Other                                   (2,428)        (2,174)
     Total deferred tax liabilities      (26,389)       (27,313)
Deferred tax assets:
  Accounts receivable                      1,727          1,655
  Inventories                                668             --
  Liabilities and reserves                 7,212          3,730
  Capital loss carryforwards               1,674          2,614
  Net operating loss carryforwards         1,885             --
  Other                                      435            728
  Gross deferred tax assets               13,601          8,727
  Valuation allowances                    (3,540)        (2,600)
     Total deferred tax assets            10,061          6,127
Net deferred tax liability          $    (16,328)       (21,186)

    Deferred taxes are classified in the accompanying consolidated balance sheet as follows:

                                               DECEMBER 31,     January 1,
In thousands                                           1994           1994
Accrued expenses and other current liabilities $      1,080          2,284
Deferred income taxes                                15,248         18,902
                                               $     16,328         21,186

    A valuation allowance has been fully provided for the deferred tax assets related to capital loss carryforwards. As of January 1, 1994, the Company had approximately $6,600,000 of capital loss carryforwards available to offset future capital gains, for which there was a $2,600,000 valuation allowance. Capital losses of $2,305,000 were utilized in 1994 to offset a like amount of capital gains, and the valuation allowance was reduced accordingly by approximately $945,000. The remaining capital loss carryforward of $4,225,000 will expire in 1995 if not utilized. A valuation allowance of approximately $1,655,000 remains in deferred taxes for the unexpired capital losses.

    A valuation allowance has also been fully provided for the deferred tax assets related to net operating loss (NOL) carryforwards. With the purchase of the Pilliod stock in January 1994, the Company recorded a deferred tax asset of approximately $2,339,000 for Pilliod's NOL carryforwards along with a valuation allowance of a like amount. NOL carryforwards of approximately $1,150,000 were utilized later in 1994, and the valuation allowance was reduced accordingly. The excess of cost over the assigned value of net assets acquired decreased approximately $453,000 in recognition of the tax benefits resulting from the utilization of the NOL carryforwards. The remaining NOL's of approximately $4,761,000 may be carried forward up to 14 more years to offset future earnings, subject to normal annual limitations prescribed by tax law. A valuation allowance of $1,885,000 remains in deferred taxes for these unexpired NOL carryforwards.

    Tax benefits recognized subsequent to 1994 relating to the valuation allowances for deferred tax assets at December 31, 1994 will be reflected as follows:

In thousands
Reported in the consolidated statement of earnings         $ 1,655
Reduce the excess of cost over the assigned value of
 net assets acquired                                         1,885
                                                           $ 3,540

    The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: LEASES

    The Company leases manufacturing facilities, various warehouses, sales offices and showrooms, as well as manufacturing, transportation, data processing equipment and certain patents under operating leases which expire at various dates through 2026. Future minimum lease payments under noncancelable operating leases as of December 31, 1994 are:

In thousands
Fiscal year:
1995                  $11,075
1996                   10,301
1997                    8,277
1998                    5,377
1999                    4,644
Thereafter              5,566
Total                 $45,240


    In December 1994, the Company entered into a sale leaseback agreement for certain manufacturing equipment located at several of its manufacturing facilities. The transaction has been recorded as a sale. The cash proceeds from the sale of approximately $14,566,000 were used to repay long-term debt. The gain from the sale of approximately $683,000 has been recorded in the accompanying 1994 consolidated balance sheet as deferred income and will be amortized into earnings over the term of the lease. Under the agreement, the Company has agreed to lease the equipment over 69 months. The Company has the option to purchase the equipment at the end of the lease term.

    Rental expense for cancelable and noncancelable operating leases charged to operations was as follows:

In thousands
Fiscal year:
1994              $11,459
1993               10,275
1992                9,337


    Rental expense includes contingent rentals based upon usage of transportation equipment under cancelable and noncancelable operating leases which totaled approximately $762,000 in 1994, $650,000 in 1993 and $786,000 in 1992.

NOTE 14: DEALER FINANCING ARRANGEMENT

    The Company has a cancelable financing arrangement whereby certain notes receivable from furniture dealers are assigned with recourse to a bank. The terms of the notes receivable, which are collateralized by inventories held by the furniture dealers, range from 12 to 48 months with interest rates ranging from 6% to prime plus 1 1/4%. Upon cancelation of the financing arrangement, the bank retains the previously assigned notes receivable and, as such, the notes receivable and related obligations under the dealer financing arrangement are not recorded in the December 31, 1994 and January 1, 1994 consolidated balance sheets. Total notes receivable assigned during fiscal 1994, 1993 and 1992 were approximately $4,286,000, $7,503,000 and $5,304,000, respectively.

    At December 31, 1994, the Company was contingently liable for approximately $6,224,000 of receivables transferred with recourse to the bank under the dealer financing arrangement for which the Company maintains a $3,200,000 letter of credit agreement to fund any liabilities which might arise under the program. In the opinion of management, adequate provision for potential losses under the dealer financing arrangement has been included in the allowances for doubtful receivables, discounts, returns and allowances in the accompanying consolidated balance sheets.


NOTE 15: STOCK OFFERING

    In May 1992, the Company sold 4,025,000 shares of common stock realizing net proceeds of $34,019,000. The net proceeds from the offering were used to reduce outstanding borrowings under the Company's revolving credit loan.


NOTE 16: SUBSEQUENT EVENT

    On March 2, 1995, the Board of Directors authorized, subject to shareholder approval, a one-for-three reverse split of the Company's common stock. If this proposed split is approved by the shareholders on May 12, 1995, the par value of the common stock will increase to $0.30 per share. Additionally, the number of common shares outstanding will decrease by two-thirds and per share data for all periods presented will increase accordingly.

LADD Furniture, Inc. and Subsidiaries
SELECTED ANNUAL DATA
Dollar and share data in thousands, except per share amounts



                                                                                       FIVE-YEAR        ONE-YEAR
                                FISCAL   FISCAL  FISCAL   FISCAL   FISCAL   FISCAL      COMPOUND         CHANGES
                                  1994     1993    1992     1991     1990     1989  GROWTH RATES  (1994 VS. 1993)
OPERATING STATEMENT DATA
  Net sales                   $591,575  521,200 496,679  429,110  511,911  453,002        + 5.5%         + 13.5%
  Cost of sales                481,994  426,921 401,250  356,025  406,039  352,660          6.4            12.9
    Gross profit               109,581   94,279  95,429   73,085  105,872  100,342          1.8            16.2
  Selling, general and
    administrative expenses     93,911   81,953  78,493   79,322   80,617   64,639          7.8            14.6
  Manufacturing restructuring
   charge                           --       --      --       --    8,268       --           --              --
  Operating income (loss)       15,670   12,326  16,936   (6,237)  16,987   35,703        (15.2)           27.1
  Other deductions:
    Interest expense             8,939    5,542   7,502   10,413   14,799    8,860          0.2            61.3
    Other (net)                  1,714      377   1,164    2,594    1,584    1,038         10.6             N/M
  Earnings (loss) before income  5,017    6,407   8,270  (19,244)     604   25,805        (27.9)          (21.7)
  Income tax expense (benefit)     709    2,561   3,725   (6,041)    (426)   9,383        (40.9)          (72.3)
  Net earnings (loss)         $  4,308    3,846   4,545  (13,203)   1,030   16,422        (23.5)           12.0

  Depreciation                $ 14,143   10,508   9,151    8,783    9,138    8,018       + 12.0%         + 34.6%
  Amortization                   3,669    2,554   2,848    5,081    2,952    1,244         24.1            43.7
  Cash dividends paid            2,771    2,767      --    4,545    5,274    5,814        (13.8)            0.0

  Weighted average shares
    outstanding                 23,086   23,054  21,442   18,946   18,833   18,759          4.2             0.1
PER SHARE DATA
  Net sales                   $  25.62    22.61   23.16    22.65    27.18    24.15        + 1.2%           13.3%
  Net earnings (loss)             0.19     0.17    0.21    (0.70)    0.05     0.88        (26.4)           11.8
  Cash dividends                  0.12     0.12      --     0.24     0.28     0.31        (17.3)            0.0
  Year-end book value             6.58     6.51    6.46     5.79     6.76     6.99         (1.2)            1.1
BALANCE SHEET DATA
  Net working capital         $123,685  123,004 117,693  111,583  115,960  123,968        + 0.0%          + 0.6%
  Net property, plant and
    equipment                  109,522   97,497  83,609   81,660   82,758  106,838          0.5            12.3
  Total assets                 378,816  335,737 315,649  308,980  320,539  407,136         (1.4)           12.8%
  Long-term debt               143,584  105,257  91,503  125,304  124,462  145,997         (0.3)           36.4
 Shareholders' equity          151,906  150,103 148,724  110,001  127,331  131,399          2.9             1.2
RATIOS, OTHER
  Gross profit margin             18.5%    18.1    19.2     17.0     20.7     22.2
  Operating profit (loss)
    margin                         2.6      2.4     3.4     (1.5)     3.3      7.9
  Return (loss) on sales           0.7      0.7     0.9     (3.1)     0.2      3.6
  Effective income tax rate       14.1     40.0    45.0     31.4      N/M     36.4
  Dividend payout ratio           64.3     71.9      --      N/M      N/M     35.4
  Return (loss) on beginning
    assets                         1.3      1.2     1.5     (4.1)     0.3      9.5
  Return (loss) on beginning
    equity                         2.9      2.6     4.1    (10.4)     0.8     13.7
  Current ratio                    3.0X     3.1     3.1      3.1      3.2      2.1
  Inventory turnover               4.3      4.4     4.4      4.0      4.2      4.6
  Asset turnover                   1.7      1.6     1.6      1.4      1.4      1.6
  Long-term debt to
    capitalization                45.3%    37.9    35.2     49.1     46.3     49.0
  Year-end employees             7,860    6,670   6,940    6,340    6,880    8,020
  Sales per employee (000's)  $   77.9     77.0    75.4     66.1     67.7     62.1
STOCK DATA
  High                        $  11.75    14.75   12.00    12.75    13.00    17.75
  Low                             4.88     7.50    6.25     5.75     4.25    11.00
  Close                           6.50    10.00   10.50     7.50     6.25    11.38
P/E ratios:
  High                            61.8     86.8    57.1      N/M      N/M     20.2
  Low                             25.7     44.1    29.8      N/M      N/M     12.5
  Trading volume (shares)       19,419   24,781  19,758   11,619   12,240   11,834


    NOTES: Long-term debt excludes current installments. Capitalization defined as net working capital plus noncurrent assets. Fiscal year 1992 comprised 53 weeks; all other years comprised 52 weeks. P/E ratios based on yearly net earnings per share. Stock price data for calendar years. N/M = Not meaningful. Sales per employee based on monthly employee averages.

MANAGEMENT'S DISCUSSION AND ANALYSIS

    The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

RESULTS OF OPERATIONS

    The table below sets forth the percentage relationship of net sales to certain items included in the consolidated statements of earnings in each of the last three fiscal years.

                                               1994       1993       1992
Net sales                                     100.0%     100.0%     100.0%
Cost of sales                                  81.5       81.9       80.8

              Gross profit                     18.5       18.1       19.2
Selling, general and administrative expenses   15.9       15.7       15.8

              Operating income                  2.6        2.4        3.4
Other deductions, net                           1.8        1.2        1.7
Earnings before income taxes                    0.8        1.2        1.7
Income tax expense                              0.1        0.5        0.8

              Net earnings                      0.7%       0.7%       0.9%

    The following paragraphs provide an analysis of the changes in net sales, selected cost and expense items, and net earnings over the three-year period ended December 31, 1994.

FISCAL 1994 COMPARED TO 1993

    Net sales increased $70.4 million, or 13.5%, to a record $591.6 million in 1994, compared to $521.2 million in 1993, largely as a result of the January 31, 1994 acquisition of Pilliod Furniture. On a pro forma basis, assuming the acquisition of Pilliod Furniture had occurred at the beginning of fiscal year 1993, 1994 net sales decreased from prior year levels by 1.4%. The decrease in the pro forma 1994 net sales was primarily due to the discontinuance of certain American of Martinsville residential casegoods product lines, a reduction in export shipments, and a decline in sales of lower-priced upholstery and higher-priced casegoods products compared to 1993.

    Cost of sales as a percentage of net sales decreased to 81.5% in 1994, from 81.9% in 1993, resulting in an increase in the 1994 gross profit margin to 18.5% from 18.1% in 1993. The 1994 gross margin was positively impacted by Pilliod Furniture's gross margin and operating efficiencies generated by the Company's capital investment program, and negatively affected by higher raw material costs, including particleboard, medium-density fiberboard, cartons and aluminum. Additionally, 1994's gross margin was reduced by manufacturing disruptions associated with the Company's Virginia manufacturing realignment started in 1993's second half and plant disruptions resulting from other capital projects initiated during 1994. Further, selected plant downtime taken in the fourth quarter to control inventory levels increased 1994's fourth quarter cost of sales, negatively impacting gross margins. Although 1995's cost of sales will likely continue to reflect high material costs, the Company has initiated selective price increases and material substitutions aimed at offsetting these cost increases and improving gross margins.

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Selling, general and administrative (SG&A) expenses were 15.9% of net sales in 1994, compared to 15.7% in 1993. The increase was due to the costs associated with the Company's accounts receivable securitization program which was initiated in February 1994.

    Other deductions totaled 1.8% of net sales in 1994, compared with 1.2% in 1993. The increase was primarily attributable to higher interest expense reflecting the use of long-term debt to partially fund the Company's $31.8 million capital spending program and its $54.4 million Pilliod Furniture acquisition (see note 2) coupled with rising interest rates. Additionally, amortization expense increased in 1994 as a result of the Pilliod Furniture acquisition.

    The decrease in the Company's effective income tax rate from 40.0% in 1993 to 14.1% in 1994 resulted principally from reductions in income taxes derived from state tax planning strategies and the utilization of capital loss carryforwards (see note 12). The effective income tax rate for 1995 should approximate the Federal tax rate of 34.0% unless the Company is able to further utilize its capital loss carryforwards.

FOURTH QUARTER 1994 RESULTS

    The 1994 fourth quarter loss was largely attributable to manufacturing downtime taken in the fourth quarter to control finished goods inventories, increased raw material costs, customer deferrals of planned fourth quarter shipments, and a write-off of unamortized bank fees in connection with the refinancing of the Company's bank debt. The low fourth quarter income tax rate resulted from the utilization of capital loss carryforwards during the quarter.

FISCAL 1993 COMPARED TO 1992

    Net sales increased $24.5 million, or 4.9%, to $521.2 million in 1993's 52-week fiscal year, compared to $496.7 million in 1992's 53-week year. Sales growth in 1993 occurred within a competitive selling environment which limited the Company's ability to increase product prices. The increase in net sales was primarily attributable to growth in shipments of medium and lower-priced casegoods products, upholstery products and the Company's contract business. Additionally, sales of Fournier Furniture were $15.0 million higher for the full year 1993 than for the six-month period following Fournier's acquisition by the Company in July 1992. Net sales for 1993 were negatively impacted by $11.9 million due to the non-renewal of a government contract which expired during 1992 and a decrease in sales of higher-priced casegoods products. Additionally, selling prices were impacted by discounting due to the highly competitive industry conditions and the liquidation of certain American of Martinsville Residential Casegoods (AOM Casegoods) products. Further, as a result of a decision in the third quarter of 1993 to discontinue certain unprofitable product lines of AOM Casegoods and merge profitable products with American Drew's product lines, 1993 sales were reduced by $2.7 million compared to 1992.

    Cost of sales as a percentage of net sales rose to 81.9% in 1993, from 80.8% in 1992, resulting in a decrease in the gross profit margin to 18.1% in 1993 from 19.2% in 1992. The increase in the cost of sales was largely due to increased raw material costs, principally lumber, as well as retiree health care costs resulting from the implementation of Statement of Financial Accounting Standards No. 106. Additionally, as a result of the decision to discontinue certain products of AOM Casegoods, manufacturing capacity became available for redeployment to other operating companies.
The Virginia manufacturing plants of AOM Casegoods, American of
Martinsville Contract (AOM Contract) and Lea Industries were realigned.
Initial inefficiencies
associated with these significant manufacturing changes increased 1993 cost of sales, particularly during the fourth quarter. In addition, manufacturing disruptions associated with the implementation of certain capital projects increased 1993 cost of sales.

    Selling, general and administrative (SG&A) expenses were 15.7% of net sales in 1993, which was comparable to 15.8% in 1992.

    Net other deductions declined to 1.2% of net sales in 1993 from 1.7% in 1992. The decrease was largely attributable to a $2.0 million decline in interest expense in 1993 resulting from reduced borrowing levels and lower interest rates.

    The difference between the Company's actual effective income tax rate for 1993 of 40.0% compared to the expected Federal income tax rate of 34.0% was largely due to state income taxes and the non-deductibility of the amortization of intangible assets. Further, the Company's earnings were negatively impacted by new tax legislation enacted by Congress during the year which increased the top Federal income tax rate retroactive to January 1, 1993. The adjustment of the Company's net deferred tax liability to reflect the revised Federal income tax rate lowered net earnings by approximately $469,000, or $.02 per share, during 1993.

LIQUIDITY AND CAPITAL RESOURCES

    On October 19, 1994, the Company entered into an amended and restated credit facility with a syndicate of banks (the New Facility - see note 8). On December 31, 1994, the Company had $136.1 million outstanding under the New Facility, comprised of a $75.0 million term loan and borrowings of $61.1 million under a $115.0 million revolving credit line. Additionally, the Company had other long-term indebtedness outstanding at the same date, primarily fixed-rate industrial revenue bonds, aggregating $8.2 million, and short-term bank borrowings of $5.0 million. Excluding current installments, total long-term debt represented 45.3% of the Company's total capitalization at the end of 1994. On December 31, 1994, net working capital totaled $123.7 million and the current ratio was 3.0:1, both of which were comparable to year-earlier levels.

    The New Facility extended maturities of short and long-term debt and provides the Company with increased financial flexibility. Additionally, the New Facility provides a lower rate of interest, which based on current borrowing levels, reduces annual interest cost by approximately $750,000. In connection with the refinancing, the Company expensed approximately $304,000 of unamortized fees from its prior bank facility.

    During 1994, the Company generated cash from operating activities of $2.8 million, a decrease of $5.9 million from 1993. Cash flows from net earnings plus depreciation and amortization increased $5.2 million to $22.1 million in 1994. However, increased working capital requirements used $20.9 million of cash in the aggregate. The working capital increase resulted principally from higher inventories, largely raw materials, and a decrease in current liabilities.

    During 1994, capital spending totaled $31.8 million compared to $24.7 million in the prior year. Capital expenditures were principally directed to new manufacturing equipment designed to automate production, reduce manufacturing costs and improve product quality. Capital expenditures during 1994 and 1993 were funded largely from the operations of the Company and borrowings under the Company's existing long-term credit facility. Further, in December 1994, the Company generated $14.6 million from a sale/leaseback of selected new machinery and equipment. The Company anticipates spending in excess

MANAGEMENT'S DISCUSSION AND ANALYSIS

of $15.0 million for capital improvements during 1995, and believes that the unused long-term credit lines available under its banking arrangements, as well as cash generated from operations, will be adequate to fund these planned investments.

    As more fully discussed in note 2 to the consolidated financial statements, the Company acquired Pilliod Furniture on January 31, 1994 for $54.4 million by retiring $29.9 million of Pilliod's debt, assuming $0.2 million of debt, and paying $23.9 million to Pilliod's shareholders. The purchase was financed from available long-term and short-term revolving bank credit lines and funds generated from the sale of trade accounts receivable. At December 31, 1994, $32.5 million of cash had been generated from the $40.0 million trade accounts receivable securitization program (see note 3).

IMPACT OF INFLATION

    Although the effects of inflation on the Company cannot be accurately determined, in 1994 the impact of inflation affected the Company's manufacturing costs in the areas of manufacturing overhead and raw materials other than lumber. The price of lumber, like the prices of other commodities, is affected more by the interaction of supply and demand than by inflation. Although 1994 margin was impacted by inflation, the Company's gross profit margins during the past several years have, in general, been impacted more by promotional selling discounts and plant downtime taken to curtail production than by inflation. The Company believes it will be able to largely offset the effects of inflation by improving its manufacturing efficiency, increasing employee productivity, substituting raw materials, and increasing the selling prices of its products.

LADD Furniture, Inc. and Subsidiaries
SELECTED QUARTERLY DATA
Dollar and share data in thousands, except per share amounts



                                                          FISCAL 1994                             FISCAL 1993
                                            4TH         3RD       2ND      1ST         4TH        3RD        2ND        1ST
                                        QUARTER     QUARTER   QUARTER  QUARTER     QUARTER    QUARTER    QUARTER    QUARTER
 OPERATING STATEMENT DATA
     Net sales                         $ 146,172    153,182   153,182   139,039    123,935    127,297    133,840    136,128
     Cost of sales                       122,242    123,640   122,657   113,455    103,444    104,905    107,328    111,244
           Gross profit                   23,930     29,542    30,525    25,584     20,491     22,392     26,512     24,884
     Selling, general and
           administrative expenses        24,784     23,562    23,996    21,569     20,188     19,907     21,252     20,606
           Operating income (loss)          (854)     5,980     6,529     4,015        303      2,485      5,260      4,278
     Other deductions (income):
           Interest expense                2,771      2,328     2,206     1,634      1,398      1,379      1,374      1,391
           Other (net)                       793        445       524       (48)       562        (34)       (79)       (72)
     Earnings (loss) before income
         taxes                            (4,418)     3,207     3,799     2,429     (1,657)     1,140      3,965      2,959
     Income tax expense (benefit)         (2,121)       962     1,094       774       (972)       709      1,615      1,209
           Net earnings (loss)         $  (2,297)     2,245     2,705     1,655       (685)       431      2,350      1,750
     Depreciation                      $   3,896      3,626     3,476     3,145      2,905      2,722      2,474      2,407
     Amortization                          1,205        864       893       707        655        636        638        625
     Cash dividends paid                     693        693       692       693        692        692        691        692
     Weighted average
           shares outstanding             23,097     23,096    23,087    23,066     23,061     23,060     23,060     23,034
 PER SHARE DATA
     Net sales                         $    6.33       6.63      6.63      6.03       5.37       5.52       5.80       5.91
     Net earnings (loss)                   (0.10)      0.10      0.12      0.07      (0.03)      0.02       0.10       0.08
     Cash dividends                         0.03       0.03      0.03      0.03       0.03       0.03       0.03       0.03
     Quarter-end book value                 6.58       6.70      6.63      6.54       6.51       6.57       6.58       6.50
 BALANCE SHEET DATA
     Net working capital               $ 123,685     92,421    96,349   104,454    123,004    129,995    135,277    135,903
     Net property, plant and equipment   109,522    121,364   117,780   113,580     97,497     92,435     90,020     85,525
     Total assets                        378,816    402,213   394,373   390,716    335,737    334,541    337,546    335,317
     Long-term debt                      143,584    125,782   126,967   130,635    105,257    107,453    111,009    109,916
     Shareholders' equity                151,906    154,821   153,138   151,104    150,103    151,416    151,671    149,942
 RATIOS
     Gross profit margin                    16.4%      19.3      19.9      18.4       16.5       17.6       19.8       18.3
     Operating profit (loss) margin         (0.6)       3.9       4.3       2.9        0.2        2.0        3.9        3.1
     Return (loss) on sales                 (1.6)       1.5       1.8       1.2       (0.6)       0.3        1.8        1.3
     Effective income tax rate              48.0       30.0      28.8      31.9       58.7       62.2       40.7       40.9
     Long-term debt to capitalization       45.3       42.1      42.5      43.4       37.9       38.3       39.2       39.3
 STOCK DATA
     High                              $    6.50       8.00      9.25     11.75      11.00      11.25      12.00      14.75
     Low                                    4.88       5.88      6.00      8.25       7.50       8.00       8.75      11.25
     Close                                  6.50       6.00      7.00      8.75      10.00       8.38       9.00      11.75
     Trading volume (shares)               8,578      4,839     2,334     3,668      3,980      4,955      4,925     10,921

NOTES: Long-term debt excludes current installments. Pilliod Furniture included in consolidated results from its January 31, 1994 acquisition by LADD. Stock price and volume data for calendar quarters.

OFFICERS, DIRECTORS, CORPORATE DATA

BOARD OF DIRECTORS
Richard R. Allen
 Chairman and Chief Executive Officer

William B. Cash 2
 Former Chairman, Turnpike Properties, Inc.

James H. Corrigan, Jr. 1
 Chairman and Chief Executive Officer,
 Mebane Packaging Corporation

O. William Fenn, Jr. 1
 Retired Vice Chairman, LADD

Don A. Hunziker 2
 Retired Chairman, LADD

Thomas F. Keller, Ph.D. 2
 Dean and R.J. Reynolds Industries Professor
 Fuqua School of Business, Duke University

Fred L. Schuermann, Jr.
 President and Chief Operating Officer

1 Audit Committee.   2 Compensation Committee.

CORPORATE OFFICERS, OPERATING
COMPANY EXECUTIVES
Daryl B. Adams
 Vice President, Corporate Controller and
 Chief Accounting Officer, LADD

Richard R. Allen
 Chairman and Chief Executive Officer, LADD

William S. Creekmuir
 Senior Vice President, Chief Financial Officer,
 Secretary and Treasurer, LADD

Kenneth E. Church
 Vice President, LADD; President, Clayton Marcus

Beverly C. Davis
 President, LADD Transportation

William M. Duncan, Jr.
 President, Pilliod Furniture

Victor D. Dyer
 Vice President, Human Resources, LADD

John N. Foster, Jr.
 Vice President, LADD; President, Lea Industries

Gerald R. Grubbs
 President, Daystrom Furniture

Michael P. Haley
 President, American of Martinsville

Lee H. Houston, Jr.
 Vice President, Manufacturing Services, LADD

Robert J. Maricich
 Vice President, LADD; President, American Drew

D. Fredric Myers
 President, Fournier Furniture

James Mueller
 President, Brown Jordan

David C. Ogren
 Vice President, Market Development, LADD

William B. Pirtle
 President, Barclay Furniture

Craig M. Shoemaker
 President, Pennsylvania House

Fred L. Schuermann, Jr.
 President and Chief Operating Officer, LADD

Bradly A. Upfield
 President, Lea Lumber & Plywood

CORPORATE HEADQUARTERS
One Plaza Center, Box HP-3
High Point, NC 27261-1500
Phone:  (910) 889-0333
U.S. FAX:  (910) 888-6446   International FAX:  (910) 888-6445

TRANSFER AGENT
Wachovia Bank & Trust Company, N.A.
Winston-Salem, NC

LEGAL COUNSEL
Petree Stockton, L.L.P.
Winston-Salem, NC

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Greensboro, NC

FORM 10-K, OTHER INFORMATION
For a copy of LADD's Form 10-K (annual report filed with the Securities and Exchange Commission) or other information on LADD, please contact:
John J. Ong, CFA
 Director, Corporate Communications

STOCK LISTING
LADD's common stock is traded on the Nasdaq Stock Market under the Nasdaq symbol: LADF. At year-end 1994, LADD had 890 shareholders of record, representing an estimated 5,500 beneficial owners.

MARKET MAKERS
Davenport & Co. of Virginia               MLPF&S
Dean Witter Reynolds, Inc.                Morgan, Keegan & Co.
Dillon, Read & Co., Inc.                  Nash Weiss
Ferris Baker Watts Inc.                   Raymond, James & Associates
Herzog, Heine, Geduld, Inc.               Robinson Humphrey Company, Inc.
Huntleigh Securities Corp.                Sherwood Securities Corp.
Interstate/Johnson Lane                   Scott & Stringfellow
Jefferies & Company, Inc.                 Southeast Research Partners
C.L. King & Associates                    Southwest Securities Inc.
Kirkpatrick, Pettis, Smith                Troster Singer Corp.
Legg Mason Wood Walker Inc.               Wheat First Butcher Singer
Mayer & Schweitzer, Inc.

ANNUAL MEETING
Stockholders are cordially invited to attend LADD's 1995 Annual Meeting, to be held Friday, May 12th, at 10:00 a.m. at the Radisson Hotel in High Point, NC.

    We at LADD are proud of the fine residential furniture manufactured by our family of companies and we invite you to see them at your nearest dealer. Ask for them by name: American Drew, American of Martinsville, Barclay, Brown Jordan, Clayton Marcus, Daystrom, Design Horizons, Fournier, LADD Home Theatre, Lea, Pennsylvania House and Pilliod.

(Photo of a map appears here)


LADD MANUFACTURING FACILITIES
NORTH CAROLINA
Hickory (3)
Monroe (1)
North Wilkesboro (3)
Waynesville (1)
Windsor (1)

VIRGINIA
Chilhowie (1)
Marion (1)
Martinsville (1)
South Boston (1)
St. Paul (1)

TENNESSEE
Morristown (2)

SOUTH CAROLINA
Nichols (1)

MISSISSIPPI
Myrtle (1)
Sherman (1)

PENNSYLVANIA
Lewisburg (1)
White Deer (1)

ALABAMA
Selma (1)

ARKANSAS
Newport (1)

CALIFORNIA
El Monte (1)
MEXICO
Juarez (1)
OHIO
Swanton (1)

DESIGN
Trone Advertising, Greensboro, NC

PHOTOGRAPHY
Marshall Marvelli; Jeff McNamara
and the LADD Furniture companies;

PRINTING
Washburn Graphics, Inc., Charlotte, NC

TYPOGRAPHY
LADD Graphic Services, High Point, NC

(LADD FURNITURE, INC. LOGO APPEARS HERE)
LADD Furniture, Inc.
One Plaza Center--Box HP3
High Point, NC 27261-1500
U.S. Fax (910) 888-6446
International Fax (910) 888-6445