Form 10-K, Exhibit 13
period 1999-01-02
LADD FURNITURE INC
filed 1999-03-26
CIK 721669

                             4620 GRANDOVER PARKWAY
                                  P.O. BOX 26777
                            GREENSBORO, NC 27417-6777
                              PH:336-294-LADD(5233)
                                 FX:336-315-4399
                              WWW.LADDFURNITURE.COM

1998 ANNUAL REPORT


                                                               TAKING
                                                                           SHAPE



                                    [PHOTO]
                                   CASEGOODS


                                    [PHOTO]
                                   UPHOLSTERY


                                    [PHOTO]
                                    CONTRACT

TAKING
         SHAPE

                  LADD Furniture, Inc. 1998 Annual Report


 TABLE OF CONTENTS

1  FINANCIAL Highlights

2  LADD at a Glance

4  LETTER to Our Shareholders

6  EARNINGS

8  GROSS Margins

10 NEW Products

12 IMPROVED Service

13 FINANCIAL Strategies

15 MANAGEMENT'S Discussion
    and Analysis

19 FINANCIAL Statements

36 DIRECTORS and Officers

37 CORPORATE Information

LADD is one of North America's largest residential furniture manufacturers, as well as one of the world's premier suppliers of residential furniture for the hospitality, assisted-living and government markets. In the U.S., the company markets its wide range of bedroom, dining room, occasional and upholstered furniture under the major brand names American Drew, Barclay, Clayton Marcus, HickoryMark, Lea, Pennsylvania House and Pilliod. These brands are exported through LADD International to more than 50 foreign countries.

   LADD's contract sales group markets its furniture under the American of Martinsville brand name. LADD also owns and operates LADD Transportation, a full service trucking company. Headquartered in Greensboro, North Carolina, LADD employs approximately 6,500 people and operates 20 manufacturing facilities in eight states. Its stock is traded on the Nasdaq Stock Market under the symbol LADF.

                                  LADD BRANDS

                                                            Financial Highlights

LADD Furniture, Inc.                                                    Fiscal Years
(Dollars in thousands, except per share amounts,        ==========================================
ratios and number of employees)                           1998             1997               1996
==================================================================================================
STATEMENT OF OPERATIONS DATA
Net Sales                                               $571,063          525,500          497,457
Gross Profit                                             110,284           96,450           85,875
Operating Income                                          29,769           22,215            8,081
EBITDA                                                    43,430           35,651           23,013
Net Earnings                                              12,259            6,312           (2,435)
--------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Sales                                               $  73.14            67.86            64.42
Net Earnings (Loss) - Basic                                 1.57             0.81            (0.32)
Net Earnings (Loss) - Diluted                               1.53             0.81            (0.32)
Year-end Book Value                                        18.45            16.87            16.05
Year-end Stock Price                                       16.19            15.00            14.63
--------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Net Working Capital                                     $122,695          116,330           98,740
Total Assets                                             336,965          329,190          315,031
Total Debt                                               111,175          125,393          130,952
Shareholders' Equity                                     144,521          130,925          123,900
--------------------------------------------------------------------------------------------------
RATIOS
Gross Margin                                                19.3%            18.4             17.3
Operating Margin                                             5.2              4.2              1.6
EBITDA/Sales                                                 7.6              6.8              4.6
Net Earnings/Sales                                           2.1              1.2             (0.5)
Net Earnings/Beginning Equity                                9.4              5.1             (1.9)
Total Debt Ratio                                            43.5             48.9             51.4
--------------------------------------------------------------------------------------------------
OTHER DATA
Capital Spending                                        $009,121            7,504            8,347
Depreciation and Amortization                             14,036           14,228           15,331
Year-end Employees (Actual Number)                         6,480            6,150            5,800
--------------------------------------------------------------------------------------------------

         [GRAPH]                                               [GRAPH]


Fiscal years ended January 2, 1999; January 3, 1998; and December 28, 1996. Fiscal 1997 contained 53 weeks, whereas Fiscal 1998 and Fiscal 1996 each contained 52 weeks. Fiscal 1996 reflects the sale of Fournier Furniture, effective February 26, 1996, and the liquidation of Daystrom Furniture, beginning June 28, 1996. EBITDA=Earnings before interest, taxes, depreciation and amortization. Total debt ratio is defined as the percentage of total debt to the sum of total debt plus shareholders' equity.

                                  AT A GLANCE

The third largest publicly traded residential furniture manufacturer. Covering all major price points in both casegoods and upholstery. Operating 20 plants in eight states. Employing 6,500 people. Exporting to more than 50 countries around the world.


RESIDENTIAL

Brands

-        American Drew
-        Lea
-        Pennsylvania
         House
-        Pilliod

Casegoods

Selected New Groups

-        Attic Treasures
-        Bill Blass
-        Bob Mackie Home
-        Cavendish Court
-        Dennis Connor
         Stars & Stripes
-        Essentials
-        Grant Hill Slam Dunk
         and Center Court
-        Old Havana
-        Pine Shop


                                    [PHOTO]

                                  Don Mitchell
                                    President
                                 LADD Casegoods

Growth Strategy

The LADD casegoods group has three primary objectives for 1999. First, we must continue to broaden our distribution base, while simultaneously earning and capturing additional floor space from our strong existing customers. Second, our focus on product value and style must remain intense. And finally, we must keep working diligently to reduce our fulfillment period - the amount of elapsed time between a customer's order and the date we ship that order.

Brands
-         Barclay
-         Clayton Marcus
-         HickoryMark
-         Pennsylvania
          House

Upholstery

  Selected New
  Groups/Programs

-       Classics
-       Designer's Choice
-       Estate
-       Manor
-       Medallion
-       Old Havana
-       Simply Casual
-       Townhouse

                                    [PHOTO]

                                   Ken Church
                                    President
                                LADD Upholstery

     Growth Strategy

    Our overriding goal for the LADD upholstery group in 1999 is to consistently meet and exceed the expectations of the customers with whom we are privileged to do business. We will accomplish this by improving our already strong operational efficiency, offering the most stylish, highest value upholstered furniture available at our price points, and significantly shortening our delivery times.

CONTRACT

Brand

-         American of
          Martinsville

Selected Contract
Groups

-        Ambassador
-        American Ancestry
-        Biltmore
-        Carmel
-        Georgian

                                    [PHOTO]

                                   Mike Haley
                                    President
                                 LADD Contract

Growth Strategy

American of Martinsville has long been recognized as a contract furniture industry leader, with a reputation for providing our customers with the highest quality and best service available in the marketplace. We intend to maintain and strengthen this leadership position in 1999 by emphasizing customer satisfaction, continuous quality improvement, the highest level of efficiency in all of our operations and the further development of our outstanding, dedi-cated work force.

Product Mix                  Contribution To            Contribution
                                Net Sales                To Profit(*)

[GRAPH]                         [GRAPH]                     [GRAPH]

Retail Price Points (Four-piece Master Bedroom)    Product Mix   Customer Mix

[GRAPH]                                             [GRAPH]         [GRAPH]


Retail Price Points (Three-cushion Fabric Sofa)    Product Mix     Customer Mix

[GRAPH]                                            [GRAPH]           [GRAPH]


Partial List of Major Customers

 Bass Hotels & Resorts
 Beverly Enterprises, Inc.
 Hyatt International
 Marriott International, Inc.
 Wyndham Hotels & Resorts

Partial List of Major Projects
 Atlantis Paradise Island
   Nassau, The Bahamas
 Caesars Palace
   Las Vegas, Nevada
 Grand Floridian Resort
   Disney World
   Orlando, Florida
 Marriott Marquis
   New York, New York
 Ritz-Carlton
   San Juan, Puerto Rico

         Product Mix                       Customer Mix

          [GRAPH]                            [GRAPH]

LETTER
         TO OUR

                  SHAREHOLDERS

The U.S. furniture industry enjoyed an excellent year in 1998. It was also a very solid year for LADD. Sales increased for both our residential and contract furniture businesses, gross profit rose 14% and debt was reduced by over $14 million. Our goal for 1998 was to show improvement in each of these three key financial areas, so we are pleased to report these results, verifying our success across the board.

 STRENGTHENING PERFORMANCE

Last year's performance measures were similar to those we achieved some years ago. Gross margin, for example, climbed to its highest level since 1992. Operating margin was the best since 1989. Earnings before interest, taxes, depreciation and amortization (EBITDA) improved by 22%, to $43.4 million, or 7.6% of net sales. Although this is still below our 10% objective, it was LADD's highest EBITDA return since 1989. Our 1998 fourth quarter profit of $3.7 million represented LADD's highest quarterly earnings since the second quarter of 1989. And finally, total financing at the end of 1998 dropped to its lowest level in five years.

We believe these recent financial advancements provide conclusive proof that our performance, relative to our objectives, is taking shape. While we readily admit that there is room for considerable further improvement in the years just ahead, we are, nevertheless, pleased with the progress achieved thus far.

Total net sales for fiscal 1998 rose 9%, in spite of the fact that fiscal 1998 contained the usual 52 weeks, whereas fiscal 1997 contained 53 weeks - a peculiarity of LADD's fiscal calendar which occurs every fifth or sixth year. Adjusting for this weekly differential, the 1998 sales gain was 11%. Total residential furniture sales increased 8%, adjusted for the weekly differential, while our contract furniture sales rose an impressive 19% on the same basis.

"It has been rewarding to set a new course for LADD and see our performance taking shape. It is our goal that, in 1999, for the third year in a row, LADD's gross profit, operating income and net earnings will all increase faster than sales."

         Gross margin on the increased sales base moved up to 19.3% from fiscal 1997's 18.4%, producing a gain in gross income of 14%. With good control maintained over SG&A (selling, general and administrative) expenses, the 1998 operating margin improved to 5.2% of net sales, from 4.2% in 1997.

         Last year also saw us reduce our total debt by over $14 million, or 11%. And financing expense for the year fell more than 17%. Together, even after a modest increase in the effective income tax rate, these financial improvements produced a 94% profit gain for the year. Net earnings for fiscal 1998 jumped to $12.3 million, or $1.53 per diluted share, from $6.3 million, or $0.81 per diluted share, in fiscal 1997. All in all, we feel LADD is making substantial progress and we plan to continue this positive trend going forward.

RESIDENTIAL AND CONTRACT
BOTH GAIN MOMENTUM

For the first time, our financial results are being reported to you in two segments: residential (retail) furniture and contract (primarily hotel) furniture. We believe this will help you get a better picture of LADD's performance.

         Our American of Martinsville contract operation continued to make outstanding progress last year. But the most substantial portion of our 1998 profitability improvement was directly attributable to our residential business. We are very encouraged by this trend, and feel we are regaining the kind of marketplace recognition and prominence LADD enjoyed in its early years. Moreover, we believe that the strong momentum we have established in our residential business will continue to build in 1999 and beyond.

NEW PRODUCT OFFERINGS VERY STRONG

In part, the success of our residential furniture business has been the result of new product development efforts, including a number of high-visibility licensed furniture lines. Over the past two years, we have introduced four licensed collections including nearly 250 individual pieces. Under the Bill Blass, Dennis Conner, Grant Hill and most recently, Bob Mackie names, these new collections have enjoyed substantial success at both the retail and consumer levels. We will continue to look for promising new celebrity endorsement opportunities to enhance our marketing efforts.

POSITIVE GROWTH TARGETED FOR LADD

The major economic variables that influence consumer furniture purchases were all very positive in 1998. Unemployment, interest rates and inflation reached historically low levels, while disposable personal income and consumer confidence continued to grow. Sales of new and existing homes remained robust nationwide. And the U.S. stock market enjoyed its fourth strong year in a row, despite a short-lived but sharp late summer drop. Within this environment, the residential furniture industry enjoyed one of its best years in recent history.

         Many experts foresee U.S. economic growth slowing in 1999 and expect housing starts and home sales to decline from 1998's very high levels despite a strong start in early 1999. As a result, the "consensus" forecast for the residential furniture industry currently calls for a reduced 1999 growth rate in manufacturers' shipments. Even if this somewhat subdued industry forecast proves correct, we believe LADD is capable of increasing its 1999 top-line sales at greater-than-industry rates. Our strategy for accomplishing this includes: additional successful new product introductions, innovative merchandising programs and superior customer service. Moreover, it is our goal that, in 1999, for the third year in a row, LADD's gross profit, operating income and net earnings will all increase faster than sales.

         It has been rewarding to set a new course for LADD and see our performance taking shape. These achievements would not have been possible without the dedicated efforts of LADD's 6,500 employees, the guidance of our Board of Directors and the loyalty and support of our vendors and shareholders. I want to thank each of you and personally invite you to attend our 1999 Annual Meeting on April 29 at Greensboro's Grandover Resort and Conference Center. There you will learn more about how we plan to substantially enhance LADD's shareholder value.



Fred L. Schuermann, Jr.
Chairman, President and Chief Executive Officer

EARNING
  ARE MOVING UP

         The new direction set in place by LADD's management at the beginning of 1996 continued to drive earnings higher last year, maintaining the positive profitability momentum which began in the second quarter of 1996. Earnings for 1998 reached $12.3 million, up 94% from 1997.


         The strategies that have set the stage for this ongoing earnings improvement include the following: divesting nonessential businesses; using the divestiture proceeds to reduce debt; focusing on three main product groups - residential casegoods, residential upholstery and contract furniture; aggressively developing attractive, profitable new product lines; and steadily moving the company's profit margins up toward industry standards.

                                    [PHOTO]

         When the Sun International Bahamas consortium was planning a $450 million tower addition to its Atlantis Paradise Island resort and casino in Nassau, the Bahamas, LADD's American of Martinsville (AOM) contract sales group was chosen to provide the furnishings for the 1,200 new rooms. Working with an extremely tight 12-week deadline, AOM manufactured all the custom-designed casegoods and upholstery pieces and shipped them to the Bahamas for on-site installation -- and an on-time grand opening! With its new 50,00 square foot gambling casino, the 2,300 room Atlantis now dwarfs all other Caribbean hotels. The selection of AOM to furnish this magnificent resort represents a powerful endorsement of LADD as one of the premier players in the guest room furniture market.

         A strong flow of new, higher margin residential furniture lines contributed significantly to 1998's improved earnings. At the core of this improvement were a number of reengineered and redesigned furniture groups, which reinvigorated some of LADD's traditional lines. In addition, the very popular licensed furniture groups that several LADD companies introduced over the past two years, and a variety of new non-licensed groups, demonstrated strong consumer appeal and contributed to the year's improved earnings.

         With its comfortable lines and distressed honey-hued finish, accented by antiqued brass hardware, the Cottage collection evokes a sense of tradition while appealing to the modern preference for more relaxed living.

         American Drew's well-known 18th Century-style Cherry Grove collection, initially introduced in 1960, was reengineered and remerchandised during 1997 in a warm nutmeg finish, with a dramatic positive impact on sales volume.

         The upholstery group's stylish new fabric introductions and increased emphasis on leather at all price points also had a positive influence on 1998 earnings.

         On the contract side of the business, our American of Martinsville ("AOM") brand also contributed to LADD's increased earnings. AOM has enjoyed very strong sales growth over the last several years. This growth plus AOM's premier industry position has allowed it to become more selective in accepting new contract orders, permitting AOM to concentrate on the higher value spectrum of its customer base.

         Another factor positively influencing LADD's increased earnings was the company's significant debt reduction. During 1998, total debt declined by $14.2 million, or 11%. This represented the fourth consecutive year that the company has lowered its debt. The continued debt repayment, combined with performance-based interest rate reductions, produced a 17% drop in interest expense in 1998, adding about $0.15 to earnings per share.

         A final contributor to 1998 earnings was the containment of SG&A expenses. These expenses increased a little over 8% in 1998, and declined slightly as a percentage of net sales. LADD's ratio of SG&A expenses to sales of approximately 14% compares most favorably with our major competitors.

                                    [GRAPH]

GROSS MARGINS ARE WIDENING

One of management's primary strategic objectives since the restructuring efforts in early 1996 has been to steadily raise gross margins toward premier industry levels, in the mid-20% range. Although LADD's business mix will most likely keep the company's gross margins somewhat below the highest in the industry, a gross margin in the 22-23% range seems clearly attainable. In the last two years, LADD has made substantial improvement in its gross margin, from 17.3% in 1996 to 19.3% in 1998 - the best level since 1992. We will continue to leverage the strategies that have brought us this far: combating price discounting pressure with highly popular furniture introductions, eliminating less profitable furniture lines and streamlining our manufacturing operations.

                                    [PHOTO]


To help its retail dealers merchandise youth furniture more effectively and profitabily, LADD's youth bedroom furniture specialist, Lea Industries, initiated its new Kid's Generation display program in 1998. Using the Kid's Gernation format, a participating retailer is able to display 6 to 12 of Lea's best-selling youth bedroom groups in only 750 to 1,250 square feet of retail floor space. Accessorization guidance and product layout assistance are available from Lea, along with a new "quick-ship" program. At present 270 furniture retailers have enrolled in the Kid's Generation program, and Lea is planning to have a total of 500 participating Kid's Generation dealer in place by year-end 1999.

A number of factors contributed to making last year's gross margin, at 19.3%, the best since 1992. Price increases in the residential sector averaged about 2-3% overall in 1998, and were both typical for our industry and consistent with prior years' increases. However, the heightened fashion appeal and popularity of LADD's new residential product lines has enhanced our ability to establish a solid pricing base and obtain improved margins. This is critical in the context of an environment where price discounting pressures are always heavy.

The 1998 addition of leather to the entire LADD upholstery group product line has been supported by the installation of highly automated leather cutting equipment.


The Old Havana collection introduced in October of this year at the International Home Furnishings Market features a gently-aged finish and uniquely shaped components which emphasize the group's Caribbean heritage.


                                    [PHOTO]


    In addition, we were able to widen margins through more selective acceptance of new orders by LADD's contract group, American of Martinsville. This segment has won some very prestigious business and will continue to concentrate on strengthening relationships with its most important customers.

Our gross margins were also favorably affected by our concerted effort to fine tune our product portfolio. We selectively discontinued some of the older, less profitable lines, while introducing new higher value collections. Simultaneously, we also made headway in reducing the number of SKU's (stock keeping units) in other lines. This strong emphasis on "streamlining" and repositioning the furniture lines we manufacture helped raise margins significantly last year. We will continue addressing our product portfolio with the same eye to margin improvement in 1999. In the upholstery area, a new vendor alliance program highlighting competitive quality, service and value has helped LADD become a lower cost producer.

Finally, the reengineering of a number of existing residential furniture groups led to better margins. Judicious materials substitution, replacement of lower margin SKU's with similar, higher margin pieces, and minor changes in construction details all enhance the overall profitability of a given suite. We have continued to import some furniture parts and components that can be more cost-effectively manufactured outside the U.S. This is especially the case with carved elements (such as bed posts and table legs) and other highly labor-intensive parts. And, as necessary, LADD has initiated plant sharing programs between the residential and contract segments to maximize asset utilization.


                                    [GRAPH]

NEW PRODUCTS ARE DELIVERING NEW SALES

Our solid success introducing popular new residential furniture is heartening. This is particularly evident in our case-goods offerings, where today close to 60% of our total sales comes from pieces created since 1995. To look at it another way, 20% of our 1998 case goods sales were directly attributable to our celebrity-endorsed and reengineered furniture lines. This kind of new sales momentum fueled by excellent new products is a phenomenon we plan to replicate over and over at upcoming International Home Furnishings Market showings. Much of this success has come about because LADD's product managers have placed major design emphasis on meeting the more casual tastes and lifestyles of today's consumers while offering strong value to retailers.

                                    [PHOTO]

LADD's most recent licensed furniture group, American Drew's 45-piece Bob Mackie Home collection of luxury bedroom, dining room and occasional furniture features two elegant primary finishes, Sable and Baroque Pearl. Several of the pieces are also available in an opulent Veiled Silver accent finish. The collection was a huge success when it was introduced at the October 1998 International Home Furnishings Market. Internationally known fashion designer Bob Mackie and his fashion models were on hand and drew extensive trade press and media coverage during the market, adding to the overall air of excitement. The Mackie group, American Drew's most successful new product introduction of recent years, has significantly broadened the company's dealer base.

Pennsylvania House Casegoods continued to color outside the lines in 1998 with the introduction of its "fashion forward" Scandinavian-inspired Studio group in a soft, natural finish, with brushed nickel hardware accents -- one of three widely acclaimed suites in the Essentials collection.

Adding elegant softness and style to the classic good looks of the Bill Blass casegoods collection are complementary upholstered pieces such as this custom-designed signature Byron chair.

Enhancing, strengthening and adding value to LADD's residential furniture line-up has been a primary strategic objective of LADD management. Accomplishing this goal has taken time for several reasons. First, new residential furniture lines are primarily introduced twice a year, in April and October. And secondly, 9-12 months or more can elapse between the time a new line is conceived and the time it finally makes its appearance on retailers' sales floors. Nonetheless, after three years of intensive, coordinated product development work throughout the LADD residential furniture organization, the collective verdict of furniture dealers and consumers alike has been a resounding round of applause, as well as impressive sales results.

The Bill Blass collection from Pennsylvania House and Lea's Dennis Conner Stars & Stripes youth furniture line, both introduced in 1997, have sold extremely well. Both are multi-million-dollar groups.


                                    [PHOTO]


Lea's spring 1998 introduction of Slam Dunk and Center Court, Grant Hill-endorsed youth bed-room furniture lines, represented one of the industry's strongest youth furniture introductions ever. And American Drew's Bob Mackie Home collection (above) was also a smash hit with dealers. Other sparkling new introductions have included Pilliod's Farmingdale and Prominence groups, American Drew's Cavendish Court and Pine Shop, the Pennsylvania House Essentials collection and the upholstery group's Classics and Simply Casual lines.

Simultaneously, several major long-time furniture lines such as American Drew's Cherry Grove and the Hallmark Cherry collection by Pennsylvania House were substantially reengineered and refreshed in 1997, with a dramatic subsequent 1998 sales boost. In the upholstery area, a combination of popular new casual lifestyle designs and the introduction of leather at all price points has significantly enhanced recent top-line growth.


                                    [GRAPH]

IMPROVED SERVICE IS GIVING LADD AN EDGE

In addition to fashion, function and value, furniture retailers are looking for product quality and reliability, dependable on-time delivery and prompt, satisfactory resolution of problems. LADD is working hard to improve its performance in all of these areas.

As indicated in the graph below, American of Martinsville's estimated overall cost of correcting quality has improved dramatically in the past three years and, in 1998, was only about one-sixth of its 1995 level. Similarly, as a result of continuing attention and effort, the aggregate product returns and allowances of the LADD upholstery group have steadily declined from fiscal 1996 to fiscal 1998. This kind of decline is directly indicative of significantly enhanced product quality and improved customer service.

Lea Industries, LADD's youth and adult bedroom furniture producer, has made dramatic customer service progress by recently shortening its product delivery times through a new quick-ship program based upon SKU reduction and enhanced manufacturing flows. During the past several years, 75-80% of Lea products on average have typically been delivered in 30 days or less. By mid-1999, it is believed that this delivery measure will have increased to 85-90% of all Lea products, with more than 90% of Lea's best-selling bedroom furniture lines expected to be shipped within the 30-day time frame.

Service is a top priority at LADD and we will continue to implement systems, as well as build relationships that assure our customers the best service possible.


                                    [GRAPH]


Whether for quality "in-line" hotel furniture available with virtually no lead time, or custom-designed furnishings such as this strikingly unique armoire, American of Martinsville's reputation as the premier U.S. contract furniture supplier has been well-earned.

FINANCIAL STRATEGIES


                                    [PHOTO]


Prior to 1996, many of the Company's functions were managed on a decentralized basis, including several of its financial and administrative functions. Since 1996, two of the Company's key financial strategies have been to minimize selling, general and administrative (SG&A) expenses and to reduce financing expense.

Over the past five years, the Company has invested significantly in its support systems and has merged each of its previously decentralized financial systems, such as accounts payable and payroll, and its credit and collection functions, into centralized systems. In addition, all order entry to cash application systems have been consolidated along business group lines in order to take advantage of the synergies of the Company's multiple brands. And, the Company has established uniform company-wide benefit policies and consolidated, where possible, its benefit plans. As a result of these and other actions, the Company has been able to reduce its SG&A expenses to around 14% in 1997 and 1998 from slightly more than 16% in prior years, and to enhance its cash management capabilities.

At December 30, 1995, total financing was $152 million, compared to $111 million at January 2, 1999. From the end of fiscal 1996 through the end of fiscal 1998, the Company has reduced its total debt ratio from 51.4% to 43.5%. This has reflected the Company's improved operating performance, which has allowed LADD to repay debt while simultaneously increasing our equity base. In addition to the decrease in financing and debt ratio, the average cost of funds for the Company has declined by over 1.20% during the past three years. The combined decrease in borrowings and in LADD's effective interest rate has allowed LADD to reduce its financing expense from $14.4 million in 1995 to $9.3 million in 1998, a 35% decrease. From an earnings per share (EPS) standpoint, this decrease accounted for a $0.37 increase in EPS from 1995 to 1998.

In addition to the above-mentioned financial strategies, the actions taken over the past three years to invest in our financial and operating systems, and the acquisition of machinery and equipment to upgrade and/or replace older equipment in our facilities, has substantially prepared the Company to become Year 2000 compliant. The Company believes it will spend between $300,000 to $500,000 in fiscal 1999 to complete its Y2K compliance effort.

As we move toward the new century, LADD management's goal is to continually enhance our systems, streamline our internal processing procedures, further reduce debt, and generate the highest possible return on our shareholders' investment.


Bill Creekmuir
Executive Vice President and
Chief Financial Officer

Selected Annual Data                       LADD Furniture, Inc. and Subsidiaries

Dollar and share data in thousands,                Fiscal       Fiscal       Fiscal        Fiscal        Fiscal        Fiscal
except per share amounts                            1998         1997         1996          1995          1994          1993
--------------------------------------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA
Net sales                                         $571,063      525,500      497,457       599,203       576,549       507,586
Cost of sales                                      460,779      429,050      411,582       502,999       468,794       414,534
--------------------------------------------------------------------------------------------------------------------------------
Gross profit                                       110,284       96,450       85,875        96,204       107,755        93,052
Selling, general and administrative expenses        80,515       74,235       74,363       101,345        93,911        81,953
Restructuring expense                                   --           --        3,431        25,120            --            --
--------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                             29,769       22,215        8,081       (30,261)       13,844        11,099
Other (income) deductions:
Interest expense                                     9,298       11,242       12,069        11,798         8,939         5,542
Other, net                                             375          792          399         1,367          (199)       (1,046)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                 20,096       10,181       (4,387)      (43,426)        5,104         6,603
Income tax expense (benefit)                         7,837        3,869       (1,952)      (18,236)          744         2,639
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                               $ 12,259        6,312       (2,435)      (25,190)        4,360         3,964
================================================================================================================================
Depreciation                                      $ 10,300       10,119       10,887        12,671        14,143        10,508
Amortization                                         3,736        4,109        4,444         3,758         3,669         2,554
Cash dividends paid                                     --           --           --         2,086         2,771         2,767
================================================================================================================================
Weighted average shares outstanding - basic          7,808        7,744        7,722         7,721         7,697         7,686
Weighted average shares outstanding - diluted        8,017        7,839        7,722         7,721         7,705         7,702
================================================================================================================================
PER SHARE DATA
Net sales                                         $  73.14        67.86        64.42         77.61         74.91         66.04
Net earnings (loss) - basic                           1.57         0.81        (0.32)        (3.26)         0.57          0.52
Net earnings (loss) - diluted                         1.53         0.81        (0.32)        (3.26)         0.57          0.51
Cash dividends                                          --           --           --          0.27          0.36          0.36
Year-end book value                                  18.45        16.87        16.05         16.30         19.83         19.62
================================================================================================================================
BALANCE SHEET DATA
Net working capital                               $122,695      116,330       98,740        80,317       124,474       123,741
Net property, plant and equipment                   66,297       67,530       74,729        82,586       109,522        97,497
Total assets                                       336,965      329,190      315,031       313,775       380,137       336,971
Total debt                                         111,175      125,393      130,952       115,944       149,271       111,072
Shareholders' equity                               144,521      130,925      123,900       125,986       152,695       150,840
================================================================================================================================
RATIOS, OTHER
Gross profit margin                                   19.3%        18.4         17.3          16.1          18.7          18.3
Operating profit (loss) margin                         5.2%         4.2          1.6          (5.0)          2.4           2.2
EBITDA to sales                                        7.6%         6.8          4.6          (2.5)          5.5           5.0
Return (loss) on sales                                 2.1%         1.2         (0.5)         (4.2)          0.8           0.8
Effective income tax rate                             39.0%        38.0         44.5          42.0          14.6          40.0
Dividend payout ratio                                  N/M          N/M          N/M           N/M          63.6          69.8
Return (loss) on beginning assets                      3.7%         2.0         (0.8)         (6.6)          1.3           1.3
Return (loss) on beginning equity                      9.4%         5.1         (1.9)        (16.5)          2.9           2.7
Total debt ratio                                      43.5%        48.9         51.4          47.9          49.4          42.4
Current ratio                                         2.6x          2.7          2.6           2.3           3.0           3.1
Inventory turnover ratio                              4.8x          4.8          4.7           4.7           4.2           4.2
Asset turnover ratio                                  1.7x          1.6          1.6           1.7           1.6           1.6
Year-end employees (actual number)                   6,480        6,150        5,800         6,880         7,860         6,670
Sales per employee (000's)                        $   89.8         88.1         79.8          77.0          75.9          75.0
================================================================================================================================
STOCK DATA
High                                              $  31.50        19.38        15.75         19.88         35.25         44.25
Low                                                  13.38        12.25         9.50         12.25         14.63         22.50
Close                                                16.19        15.00        14.63         13.13         19.50         30.00
Trading volume (shares)                             14,321        8,685        8,000         9,599         6,473         8,260
================================================================================================================================

Total debt ratio is defined as total debt to the sum of total debt plus shareholders' equity. Fiscal year 1997 comprised 53 weeks; all other years comprised 52 weeks. Stock price and volume data for calendar years. N/M = Not Meaningful. EBITDA = Earnings before interest, taxes, depreciation, and amortization. Sales per employee based on monthly employee average. Pilliod Furniture is included in consolidated results from its acquisition date of January 31, 1994. Fiscal year 1995 reflects the sale of Brown Jordan Company and Lea Lumber & Plywood - effective December 29, 1995. Fiscal 1996 reflects the sale of Fournier Furniture - effective February 26, 1996; and the liquidation of Daystrom Furniture beginning June 28, 1996. Fiscal 1994, 1995 and 1996 reflect the Company's accounts receivable securitization program which commenced January 31, 1994 and terminated on March 28, 1996.

LADD Furniture, Inc. and Subsidiaries       Management's Discussion and Analysis

The following four pages, Management's Discussion and Analysis of Financial Condition and Results of Operations("Management's Discussion and Analysis"), should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which begin on page 19.

Results of Operations
The table below sets forth the percentage relationship of net sales to certain items included in the consolidated statements of operations in each of the last three fiscal years.

                                  1998        1997        1996
----------------------------------------------------------------
Net sales                        100.0%      100.0%      100.0%
Cost of sales                     80.7        81.6        82.7
----------------------------------------------------------------
  Gross profit                    19.3        18.4        17.3
Selling, general and
  administrative expenses         14.1        14.2        15.0
Restructuring expense               --          --         0.7
----------------------------------------------------------------
  Operating income                 5.2         4.2         1.6
Other deductions, net              1.7         2.3         2.5
----------------------------------------------------------------
  Earnings (loss) before
     income taxes                  3.5         1.9        (0.9)
Income tax expense (benefit)       1.4         0.7        (0.4)
----------------------------------------------------------------
  Net earnings (loss)              2.1%        1.2%       (0.5)%
================================================================

         The following paragraphs provide an analysis of the changes in net sales, selected cost and expense items, and net earnings (loss) over the three-year period ended January 2, 1999.

Fiscal 1998 Compared to 1997

Consolidated net sales for fiscal 1998 increased $45.6 million, or 8.7%, to $571.1 million from $525.5 million in 1997. Taking into account that fiscal 1997 was a 53-week fiscal year (an anomaly which occurs every five or six years) and therefore had one more week of shipments than the 1998 fiscal year, the Company's 1998 sales actually rose 10.8% on a normalized basis. The following table compares net sales by segment for the two years:

                                                     Percent
(In thousands)     1998        1997     Increase      Change
------------------------------------------------------------
Residential     $435,366     409,025     26,341        6.4%
Contract         135,697     116,475     19,222       16.5%
------------------------------------------------------------
Total           $571,063     525,500     45,563        8.7%
===========================================================

         Total residential furniture sales for the year increased 8.5%, adjusted for the weekly differential, while contract furniture sales rose 18.7% on the same basis. In addition, 1997 residential furniture sales included $8.8 million in sales of HomeTech - a home-office product line that was discontinued in late 1997. The increases in the residential furniture sales were due largely to the Company's recent successful new product introductions, as well as improved overall industry conditions. Although most of the Company's residential brands have experienced sales increases, the Company's promotionally-priced upholstery business is still under performing as compared to peer companies in the furniture industry.

         The adjusted contract furniture sales growth of 18.7% in 1998 was due primarily to: continued hotel expansion and refurbishment (a trend the Company anticipates will continue into 1999); increased market share; and strong growth in health care (assisted-living) sales. However, because of the very strong growth rate in contract sales since the 1997 fourth quarter, the comparative year-over-year growth rate decelerated during the 1998 fiscal year. The Company believes that through existing production capacity and planned capital spending at its own manufacturing facilities, through production from other LADD manufacturing plants, or production from outside contractors, capacity will be sufficient to accommodate contract sales growth anticipated for 1999.

         The contract sales backlog decreased 5.4% during 1998, while the residential backlog increased 2.6%. The Company's order rate continues to be favorable through the first two months of 1999 and is comparable to the corresponding period of 1998.

         The Company's export sales in 1998 totaled $29.4 million (5.1% of net sales), compared to $29.7 million (5.7% of net sales) in 1997. This flat sales pattern reflected global uncertainties, as last year's financial markets were experiencing the devaluation of several foreign currencies, and several key export markets were mired in recession. Export sales will continue to be a focus of the Company and are expected to have a positive impact on the Company's future net sales growth.

         Cost of sales in 1998 decreased to 80.7% of net sales from 81.6% in 1997. The 1998 gross margin of 19.3% increased from 18.4% in 1997, primarily due to the following: (i) successful product introductions from the October 1997 and April 1998 furniture markets, which have higher margins, were shipped in 1998; and (ii) increased absorption of plant overhead due to increased sales and production. Although the gross margin for the year increased 0.9%, the 1998 gross margin was negatively impacted by price discounts offered to customers to liquidate discontinued products. The Company believes that increases in sales, new product introductions, and further cost saving actions will continue to increase gross margins in 1999.

         Selling, general and administrative (SG&A) expenses were 14.1% of net sales in 1998, compared to 14.2% of net sales in 1997. The Company anticipates that its SG&A expense as a percent of net sales will continue to be in the range of 14.0% to 14.5% during 1999.

         Other deductions, principally interest expense, represented 1.7% of net sales for 1998, compared to 2.3% in 1997. Average outstanding borrowings were down approximately $4.3 million for the year, and the effective interest rate was approximately 130 basis

Management's Discussion and Analysis        LADD Furniture, Inc and Subsidiaries


points (1.3%) lower for the same time period. As a result, interest expense declined by $1.9 million, or 17.3%, in 1998. The interest rate margin over LIBOR and prime on the Company's bank borrowings can be reduced upon the Company meeting specified financial ratios related to operating cash flow and debt levels. Based on the Company's financial performance, the interest rate margin was reduced by 0.25% as of April 21,1998 and by another 0.25% as of July 21, 1998. Also, due to continued improvement in the Company's operating performance, the Company's loan agreement was amended to reduce its interest rate margin an additional 0.25% effective May 15, 1998. Further, the base prime lending rate was reduced by 0.25% on September 30, 1998, 0.25% on October 16, 1998, and 0.25% on November 18, 1998. The decrease in other deductions as a percent of sales was also due to increased profits from the Company's transportation operations.

         The effective income tax rate was 39.0% in 1998 compared to 38.0% in 1997.

Fiscal 1997 Compared to 1996

Consolidated net sales for fiscal 1997 increased $28.0 million, or 5.6%, to $525.5 million from $497.5 million in 1996. On a pro forma basis, excluding two companies which were divested during 1996, fiscal 1997 consolidated net sales would have increased by 9.0%. The following table compares net sales by segment for the two years:

                                                   Increase    Percent
(In thousands)              1997         1996     (Decrease)    Change
------------------------------------------------------------------------
Residential               $409,025     401,696       7,329       1.8%
Contract                   116,475      80,215      36,260      45.2%
Divestiture Companies           --      15,546     (15,546)      N/M
------------------------------------------------------------------------
Total                     $525,500     497,457      28,043       5.6%
========================================================================

         Considering that fiscal 1997 had one more week of shipments than the prior year, the Company's residential sales growth in 1997 was slightly below the growth rate estimated for the industry. These sales trends were due primarily to the Company's decision during 1996 to significantly reduce shipments to a major furniture retailer because profit margins were not considered to be acceptable, and the decision during the third quarter of 1997 to reduce shipments to another major furniture retailer due to their weakening credit position. The 1997 sales growth in contract sales continued to exceed sales trends estimated for the hospitality sector, where hotels/motels continued to refurbish rooms at an accelerated pace, and in the assisted-living and government sectors. The Company's backlog increased 35.0% during the 1997 fiscal year, principally due to strong late third quarter and fourth quarter orders received in each business segment.

         In 1997, the Company's export sales increased to $29.7 million (5.7% of net sales), from $25.4 million (5.1% of net sales) in 1996. Excluding the sales of companies divested in 1996, export sales increased 22.7% in 1997 and were 5.7% and 5.0% of net sales in 1997 and 1996, respectively.

         Cost of sales in 1997 decreased to 81.6% of net sales, from 82.7% in 1996. Cost of sales in 1996 was positively impacted by the Company's 1996 decision to curtail health care benefits to retirees and to terminate its qualified defined benefit pension plan. In the aggregate, these two actions resulted in a one-time $4.4 million decrease in cost of sales in 1996. Excluding the divestiture companies and the above-mentioned nonrecurring 1996 transactions, "pro forma" cost of sales was 83.1% of net sales in 1996, compared to the reported 81.6% in 1997. The "pro forma" 1996 gross margin of 16.9% increased to 18.4% in 1997 primarily due to the following factors: (i) successful product introductions at the October 1996 and April 1997 furniture markets were shipped in 1997; (ii) the ongoing savings that resulted from the termination of the above mentioned retiree and employee benefits; and (iii) increased absorption of plant overhead due to increased sales and production.

         Selling, general and administrative (SG&A) expenses were 14.2% of net sales in 1997, compared to 15.0% of net sales in 1996. On a pro forma basis, excluding the divestiture companies, SG&A expenses were 14.2% in 1997 and 14.8% in 1996. The decrease in SG&A expenses as a percent of net sales was due principally to a reduction in 1997 bad debt expense. Bad debt expenses, net of recoveries, was 0.1% of net sales in 1997, compared to 0.7% of net sales in 1996.

         Other deductions decreased in the aggregate to 2.3% of net sales from 2.5% in the prior year. The principal reason for the decline was that interest expense, as a percent of net sales, was 2.1% in 1997, down from 2.4% in 1996, due mainly to a decrease of $10.0 million in average outstanding borrowings during the 1997 fiscal year. Based on the Company's financial performance, the interest rate margin was reduced by 0.50% effective April 16, 1997. Additionally, effective October 1, 1997, the Company received an interest rate margin reduction of 0.25% on both its prime and LIBOR rate matrices from its bank group. These decreases in the Company's interest rate margin were somewhat offset by increases in the prime and LIBOR base rates in the first quarter of 1997.

         The principal reason for the decrease in the Company's effective tax rate to 38.0% in fiscal 1997 from a tax benefit of 44.5% in the previous year was due to a reduction in various tax credits realized in 1997.

Liquidity and Capital Resources
In July 1996, the Company refinanced its long-term and short-term bank credit facility. The new credit facility ("the Facility") consisted of a $125.0 million

LADD Furniture, Inc. and Subsidiaries       Management's Discussion and Analysis


three-year revolving credit loan and a $65.0 million term loan. On January 1, 1997, the Facility was amended to reduce the revolving credit loan to $110.0 million. On May 15, 1998, the Facility was amended to extend the term of the revolving credit loan to July 12, 2000. Effective February 1, 1999, the Facility was further amended to extend the term of the revolving credit loan to July 12, 2001. The Facility is secured by substantially all the assets of the Company, including equipment, inventory, receivables and real property. Borrowings under the Facility currently bear interest at rates selected periodically by the Company of LIBOR plus 1.00%, or prime, for the revolving credit and term loans. The term loan portion of the Facility is payable in quarterly installments of $1.625 million. The Facility restricts the amount of the Company's capital spending, lease obligations, borrowings, and dividend payments. In connection with the 1996 refinancing, unamortized financing costs of $890,000 were charged to operations. Due to the refinancing, the Company incurred fees and expenses in 1996 aggregating approximately $4.0 million, which are being amortized over the terms of the Facility.

         On January 2, 1999, net working capital totaled $122.7 million compared to $116.3 million at January 3, 1998, and the current ratio was 2.6:1 and 2.7:1, respectively. The increase in working capital was primarily attributable to increases in trade accounts receivable and inventories related to the Company's sales growth.

         During 1998, the Company's improved earnings enabled it to generate net cash from operating activities of $21.7 million, an increase of $15.0 million compared to the prior year. During 1998, capital spending totaled $9.1 million, up from the prior year's $7.5 million. Capital expenditures during 1997 and 1998 were funded from the Company's operations and from borrowings under the Company's existing long-term credit facility.

         Total debt ratio was 43.5% at the end of 1998, compared to 48.9% at the end of 1997. The decrease resulted from improved operating performance, which allowed the Company to repay debt while simultaneously increasing its equity base. At January 2, 1999, $36.0 million was available for future borrowings under the Company's revolving credit loan. Management believes that the Company's unused revolving credit loan, in addition to cash generated from operations, will be adequate to fund the Company's future operations, planned capital expenditures, and its lease commitments. The Company forecasts spending approximately $11 million for capital improvements during 1999. The Company anticipates that its cash flow from operations will exceed its capital expenditures in 1999, enabling a further reduction in the Company's outstanding borrowings and, accordingly, its total debt ratio.

         On December 10, 1998, the Company's Board of Directors authorized the repurchase of up to 600,000 shares of the Company's Common Stock over the next 24 months, not to exceed $10,000,000 in the aggregate. The Common Stock will be purchased on the open market and availability under the Company's facility will be utilized to fund any purchases. As of January 2, 1999, the Company had not repurchased any stock.

New Accounting Standards

         In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." This Statement established standards for reporting comprehensive income and its components in consolidated financial statements. The Statement was effective for fiscal years beginning after December 15, 1997. The Company adopted the provisions of SFAS 130 in 1998, and there are no reportable items to disclose relating to this Statement.

         In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." This Statement established standards for public companies for reporting certain financial information about operating segments in annual and interim financial statements, as well as certain information about those operating segments' products and services, the geographic areas in which they operate, and their major customers. The Statement was effective for fiscal years beginning after December 15, 1997. The Company adopted the provisions of SFAS 131 in 1998.

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement is effective for fiscal years beginning after June 15, 1999. The Company plans to adopt the provisions of SFAS 133 in 1999 and believes the adoption of this SFAS will not have a material effect on the financial statements.

Year 2000 Compliance
The Company continues to actively address the business issues associated with the expected impact of the Year 2000 ("Y2K") on information technology systems and non-information technology systems (i.e., embedded technology) both internally and in relation to the Company's external customers and suppliers. Factors involved in assessing such business issues include the evaluation and testing of the Company's systems; evaluation, upgrading and certifying of automated plant machinery and equipment; and assessing the compliance strategies of significant customers and vendors and monitoring the status of those strategies (including electronic commerce with those companies).

Management's Discussion and Analysis        LADD Furniture, Inc and Subsidiaries


         The Company has created a corporate-wide Y2K Steering Committee with subcommittees located at each of the Company's business units for the purpose of directing the Company's compliance efforts and identifying and addressing the impact of non-compliance on information technology systems and non-information technology systems. An inventory of all the Company's equipment containing date sensitive embedded technology has been completed, and at the present time, a majority of this equipment has been either tested and/or deemed to be Y2K compliant. Since the fourth quarter of 1994, the Company has been upgrading its information technology systems with Y2K compliant software to support its manufacturing, sales and order entry, and financial reporting systems. As a result, a significant portion of the Company's information technology systems were Y2K compliant prior to 1998. At the present time, the Company believes it has completed almost all of the necessary internal software and hardware implementation required for Y2K compliance. The Company does not believe any material exposures or contingencies exist with respect to its internal information systems.

         The Company is currently requesting assurances from its major suppliers and business partners that they will be Y2K compliant so that there will be no disruption of their products or services as the new century begins. The Company is assessing the risk of each of its significant suppliers and business partners to determine the possible impact of their non-compliance, if that should occur. Where appropriate, contingency plans and alternative suppliers are being developed or investigated. Although the Company is presently not aware of any material exposures or contingencies related to the Y2K compliance efforts of its significant vendors and business partners, if a significant vendor or business partner should be non-compliant there can be no assurance such an event will not have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company believes the actions it is taking (including the continued monitoring of third-party compliance and the development of appropriate contingency plans) will minimize these risks and believes it is taking responsible steps to prevent any major disruptions of its business units.

         The Company believes the actions it has taken since late 1994 with regard to Y2K issues have minimized Y2K related capital costs and expenses incurred to date and estimates that it has already incurred a majority of the required Y2K compliance expenditures. Total direct Y2K expenditures in 1998 were $114,000. This amount excludes funds invested in the purchase and lease of personal computers and the implementation of other computer system upgrades. While such investments were made primarily to resolve technological obsolescence and capacity constraints, they also resulted in the new equipment and upgraded systems being Y2K compliant. Anticipated 1999 expenditures and lease commitments relating to Y2K compliance are currently expected to be in the range of $300,000 to $500,000. However, new developments may occur that could affect the Company's estimates of the costs for Y2K compliance.

Forward-Looking Statements
Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "forecasts," "should," or "anticipates." The Company cautions readers that these forward-looking statements, including without limitation, those relating to sales, operating costs, working capital, liquidity, capital needs, interest costs and Y2K compliance, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. This is due to several important factors herein identified, including without limitation: anticipated growth in sales; success of new product introductions; increased cash flow from operations; anticipated selling, general and administrative expense levels; projected capital spending; decreased interest expense and debt levels; Y2K readiness (particularly with respect to third-party customer and vendor compliance); and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Impact of Inflation
Although the effects of inflation on the Company cannot be accurately determined, in 1998 the impact of inflation marginally affected the Company's manufacturing costs in the areas of manufacturing overhead and raw materials other than lumber. The price of lumber, like the prices of other commodities, is affected more by the interaction of supply and demand than by inflation. For example, the market price of cherry lumber increased approximately 36% in 1998, whereas the market price of poplar lumber decreased approximately 16%. Although 1998 margins were impacted by inflation, the Company's gross profit margins during the past several years have, in general, been impacted more by promotional selling discounts and plant downtime taken to curtail production than by inflation. The Company believes it will be able to largely offset the effects of inflation by improving its manufacturing efficiency, increasing employee productivity, substituting raw materials, and increasing the selling prices of its products.

LADD Furniture, Inc and Subsidiaries       Consolidated Statements of Operations


                                                                       For the Years Ended
                                                        January 2,           January 3,         December 28,
Dollar amounts in thousands, except share data             1999                 1998                1996
------------------------------------------------------------------------------------------------------------
Net sales                                               $  571,063            525,500             497,457
Cost of sales                                              460,779            429,050             411,582
------------------------------------------------------------------------------------------------------------
      Gross profit                                         110,284             96,450              85,875
Selling, general and administrative expenses                80,515             74,235              74,363
Restructuring expense                                           --                 --               3,431
------------------------------------------------------------------------------------------------------------
      Operating income                                      29,769             22,215               8,081
Other deductions:
  Interest expense                                           9,298             11,242              12,069
  Other, net                                                   375                792                 399
------------------------------------------------------------------------------------------------------------
                                                             9,673             12,034              12,468
------------------------------------------------------------------------------------------------------------
      Earnings (loss) before income taxes                   20,096             10,181              (4,387)
Income tax expense (benefit)                                 7,837              3,869              (1,952)
------------------------------------------------------------------------------------------------------------
      Net earnings (loss)                               $   12,259              6,312              (2,435)
============================================================================================================

Net earnings (loss) per common share - basic            $     1.57               0.81               (0.32)
============================================================================================================
Net earnings (loss) per common share - diluted          $     1.53               0.81               (0.32)
============================================================================================================
Weighted average number of common
  shares outstanding - basic                             7,808,431          7,743,986           7,722,085
============================================================================================================
Weighted average number of common
  shares outstanding - diluted                           8,017,304          7,838,747           7,722,085
============================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets                 LADD Furniture, Inc and Subsidiaries

                                                                             January 2,   January 3,
Dollar amounts in thousands, except share data                                  1999         1998
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                        $    110           75
  Trade accounts receivable, less allowances for doubtful receivables,
    discounts, returns and allowances of $2,482 and $2,735, respectively        90,286       83,297
  Inventories                                                                   98,798       93,189
  Prepaid expenses and other current assets                                      8,771        8,016
-----------------------------------------------------------------------------------------------------
      Total current assets                                                     197,965      184,577
-----------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                              66,297       67,530
Intangible and other assets, net                                                72,703       77,083
-----------------------------------------------------------------------------------------------------
                                                                              $336,965      329,190
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                      $  6,590        6,807
  Trade accounts payable                                                        31,296       29,488
  Accrued expenses and other current liabilities                                37,384       31,952
-----------------------------------------------------------------------------------------------------
      Total current liabilities                                                 75,270       68,247
-----------------------------------------------------------------------------------------------------
Long-term debt, excluding current installments                                 104,585      118,586
Deferred and other liabilities                                                  12,589       11,432
-----------------------------------------------------------------------------------------------------
      Total liabilities                                                        192,444      198,265
-----------------------------------------------------------------------------------------------------

Shareholders' equity:
  Preferred stock of $100 par value
    Authorized 500,000 shares; no shares issued                                     --           --
  Common stock of $.30 par value. Authorized 50,000,000 shares;
    issued 7,831,080 shares and 7,759,683 shares, respectively                   2,349        2,328
  Additional paid-in capital                                                    51,418       50,102
  Retained earnings                                                             90,754       78,495
-----------------------------------------------------------------------------------------------------
      Total shareholders' equity                                               144,521      130,925
Commitments and contingencies - Note 12
-----------------------------------------------------------------------------------------------------
                                                                              $336,965      329,190
=====================================================================================================

See accompanying notes to consolidated financial statements.

LADD Furniture, Inc and Subsidiaries       Consolidated Statements of Cash Flows


                                                                                For the Years Ended
                                                                       January 2,    January 3,     December 28,
Dollar amounts in thousands                                               1999          1998           1996
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                                   $ 12,259         6,312         (2,435)
  Adjustments to reconcile net earnings (loss) to
    net cash provided by operating activities:
    Depreciation of property, plant and equipment                         10,300        10,119         10,887
    Amortization                                                           3,736         4,109          4,444
    Restructuring expense                                                     --            --          3,431
    Provision for losses on trade accounts receivable                      1,138           781          3,308
    Gain on sales of assets                                                 (198)         (182)          (147)
    Provision for deferred income taxes                                      979         7,319          1,953
    Forgiveness of debt                                                     (217)           --             --
    Increase (decrease) in deferred and other liabilities                  1,097           152         (2,564)
    Change in assets and liabilities, net of effects from
      divestitures and classification of businesses held for sale:
      (Increase) decrease in trade accounts receivable                    (8,127)      (17,348)         5,736
      (Increase) decrease in inventories                                  (5,609)       (7,269)         5,302
      (Increase) decrease in prepaid expenses
        and other current assets                                            (755)       (2,248)         5,648
      Increase (decrease) in trade accounts payable                        1,808         5,130         (3,738)
      Increase (decrease) in accrued expenses and
        other current liabilities                                          5,319          (179)        (6,320)
----------------------------------------------------------------------------------------------------------------
    Total adjustments                                                      9,471           384         27,940
----------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                           21,730         6,696         25,505
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment                              (9,121)       (7,504)        (8,347)
  Purchase of leased manufacturing equipment                                  --            --         (4,648)
  Proceeds from sales of property, plant and equipment                        76            16            246
  Proceeds from sales of idle assets                                          --            --          1,570
  Proceeds from sales of businesses                                           --            --          5,284
  (Additions to) reductions in other assets                                  431           764         (2,759)
----------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                               (8,614)       (6,724)        (8,654)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                                                   291        10,955        127,092
  Repayments of sales of trade accounts receivable                            --            --        (36,000)
  Proceeds from sale leaseback of assets                                      --         5,141          3,538
  Principal payments on borrowings                                       (14,292)      (16,514)      (112,103)
  Other                                                                      920            52           (181)
----------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                              (13,081)         (366)       (17,654)
----------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in cash                                         35          (394)          (803)
Cash at beginning of year                                                     75           469          1,272
----------------------------------------------------------------------------------------------------------------
Cash at end of year                                                     $    110            75            469
================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
                                            LADD Furniture, Inc and Subsidiaries


Years ended January 2, 1999, January 3, 1998,             Number                    Additional                     Total
and December 28, 1996                                   of Shares      Common        Paid-in       Retained    Shareholders'
Dollar amounts in thousands, except share data           Issued         Stock        Capital       Earnings       Equity
----------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                            7,726,993       $2,318        49,050        74,618        125,986
  Purchase of restricted stock                             (7,426)          (2)           --            --             (2)
  Amortization of employee
    restricted stock awards                                    --           --           351            --            351
  Net loss                                                     --           --            --        (2,435)        (2,435)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996                            7,719,567        2,316        49,401        72,183        123,900
  Purchase of restricted stock                             (3,273)          (1)           --            --             (1)
  Shares issued in connection with
    incentive stock option plan                             4,500            2            51            --             53
  Shares issued in connection with employee
    defined contribution plan                              38,889           11           536            --            547
  Amortization of employee
    restricted stock awards                                    --           --           114            --            114
  Net earnings                                                 --           --            --         6,312          6,312
----------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                              7,759,683        2,328        50,102        78,495        130,925
  Shares issued in connection with
    incentive stock option plan                            75,747           22           985            --          1,007
  Retirement of stock and purchase
    of restricted stock                                    (4,350)          (1)          (86)           --            (87)
  Amortization of employee
    restricted stock awards                                    --           --            87            --             87
  Tax benefit from exercise of stock options                   --           --           330            --            330
  Net earnings                                                 --           --            --        12,259         12,259
----------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                              7,831,080       $2,349        51,418        90,754        144,521
============================================================================================================================

See accompanying notes to consolidated financial statements.

LADD Furniture, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Description of Business
The Company is one of the largest residential furniture manufacturers in the United States, with 20 manufacturing facilities in eight states. The Company's products consist principally of casegoods and upholstery in a wide range of styles for bedrooms, family rooms, dining rooms and living rooms in the low-medium to high-medium price ranges for the residential and contract (principally hotel/motel) markets. Residential and contract products comprised approximately 76% and 24%, respectively, of the Company's 1998 net sales. The Company currently sells to approximately 7,700 customers, including retail furniture chains, national general retailers, department stores, independent furniture retailers, major hotel chains and others located throughout the United States and overseas.

Principles of Consolidation
The consolidated financial statements include the accounts of LADD Furniture, Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
The Company's fiscal year ends on the Saturday nearest the end of December. Fiscal year 1998 ended January 2, 1999; fiscal year 1997 ended January 3, 1998; and fiscal year 1996 ended December 28, 1996. Fiscal 1997 comprised 53 weeks; fiscal years 1998 and 1996 comprised 52 weeks.

Revenue Recognition
Sales are recognized when products are shipped and invoiced to customers. Monthly provision is made for doubtful receivables, discounts, returns and allowances.

         Substantially all of the Company's accounts receivable are due from customers described above. Management periodically performs credit evaluations of its customers and generally does not require collateral. At January 2, 1999, one customer accounted for approximately 10% of the Company's trade accounts receivable balance.

Inventories
Approximately 70% in 1998 and 68% in 1997 of the Company's inventories are valued using the last-in, first-out (LIFO) cost method, which is not in excess of market. All other inventories in 1998 and 1997 are valued at the lower of first-in, first-out (FIFO) cost, or market (net realizable value).

Property, Plant and Equipment
Property, plant and equipment are stated at cost.
Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets on the straight-line method. Estimated useful lives are 5 to 35 years for buildings and improvements and 3 to 13 years for machinery and equipment.

Income Taxes
Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets, liabilities, and loss and tax credit carry forwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Earnings per Share
Diluted earnings per share amounts are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in periods in which they have an antidilutive effect. The difference between basic and diluted weighted average number of common and common equivalent shares outstanding during the year is solely attributable to stock options and there are no differences in net earnings (loss).

Intangible Assets
Intangible assets consist principally of values assigned to patents, furniture designs, trade names and the excess of cost over the assigned value of net assets acquired. These assets are being amortized using the straight-line method over periods of 15 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The assessment of the recoverability of the excess of cost over the assigned value of net assets acquired will be impacted if estimated future operating cash flows are not achieved.

Pension and Other Postretirement Plans
The Company's defined benefit plan was amended on December 13, 1996 to provide that no additional benefits would accrue under the plan after December 31, 1996. The Company terminated the plan during 1998 and assets were distributed to participants in 1998 and 1997. The Company provided certain health care benefits for certain retired employees through June 1, 1996, when these benefits were curtailed. Prior to curtailment, the Company provided for the cost of its obligation over the period the employees rendered the services necessary to earn the postretirement benefits. Prior to their termination, the cost of the above benefit plans was funded currently.

Fair Value of Financial Instruments
The carrying amount of cash, trade accounts receivable, prepaid expenses and other current assets, trade accounts payable, accrued expenses and other current liabilities approximates fair value because of the short maturity of these financial instruments.

         The fair value of the Company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the Company for similar debt instruments of comparable maturities. The fair value of the Company's long-term debt approximates the face value of the debt due to the variable interest rates on the majority of long-term debt at January 2, 1999.

Stock Option Plan
The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock options. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price.

Transportation Operations
The Company operates trucking fleets for its residential furniture operations for the delivery of products to customers and inbound raw materials. The Company accounts for the revenues and direct operating expenses of the transportation operations as other, net.

Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2: Segment Information

The Company's operations are classified into two business segments: residential and contract furniture. The residential furniture segment principally manufactures and sells to various retailers at wholesale prices. The contract furniture segment principally manufactures and sells to hospitality, government and assisted-living facilities at retail prices. The products in both segments consist of casegoods, upholstery, and accessories. The Company has no operations located outside the United States and has no sales to foreign countries that are individually material.

         Profit by business segment represents net sales, less operating expenses, less interest expense. A portion of corporate expenses is included in each segment. Unallocated corporate expenses are included in the Corporate column below. Corporate assets include principally: fixed assets, unamortized bank fees, investments and tax assets. Because the Company was undergoing restructuring and divestitures during 1996, restating segment data for that year is not practicable.

         The following table shows net sales, profits, and other financial information by business segment for the fiscal years ended January 2, 1999 and January 3, 1998 (dollars in thousands):

1998                                 Residential       Contract       Corporate       Consolidated
---------------------------------------------------------------------------------------------------
Net sales                               $435,366        135,697            --           571,063
Profit                                    13,995         10,889        (4,788)           20,096
Interest expense                           5,700          2,019         1,579             9,298
Depreciation and amortization             10,180          1,924         1,932            14,036
Total assets                             256,623         65,703        14,639           336,965
Capital expenditures                       5,974          2,140         1,007             9,121
Net sales to foreign countries            18,399         10,961            --            29,360

1997                                 Residential       Contract       Corporate       Consolidated
---------------------------------------------------------------------------------------------------
Net sales                               $409,025        116,475            --           525,500
Profit                                     5,934          8,852        (4,605)           10,181
Interest expense                           6,607          1,934         2,701            11,242
Depreciation and amortization             10,519          1,806         1,903            14,228
Total assets                             254,608         59,842        14,740           329,190
Capital expenditures                       3,882          1,597         2,025             7,504
Net sales to foreign countries            16,947         12,773             -            29,720
---------------------------------------------------------------------------------------------------

Note 3: Inventories

A summary of inventories follows:

                                     January 2,      January 3,
(In thousands)                         1999            1998
---------------------------------------------------------------
Inventories on the
  FIFO cost method:
     Finished goods                  $ 51,414         49,329
     Work in process                   15,708         15,697
     Raw materials and supplies        42,374         38,170
---------------------------------------------------------------
       Total inventories on
          FIFO cost method            109,496        103,196
Less adjustments of certain
  inventories to the
  LIFO cost method                    (10,698)       (10,007)
---------------------------------------------------------------
                                     $ 98,798         93,189
===============================================================

Note 4: Property, Plant and Equipment

A summary of property, plant and equipment follows:

                                   January 2,     January 3,
(In thousands)                       1999            1998
------------------------------------------------------------
Land and improvements              $  4,575          4,496
Buildings and improvements           72,718         70,342
Machinery and equipment              79,956         76,810
Construction in progress              2,672          2,755
------------------------------------------------------------
                                    159,921        154,403
Less accumulated depreciation       (93,624)       (86,873)
------------------------------------------------------------
                                   $ 66,297         67,530
============================================================

Note 5: Intangible and Other Assets

A summary of intangible and other assets follows:

                                      January 2,     January 3,
(In thousands)                          1999           1998
---------------------------------------------------------------
Excess of cost over the assigned
  value of net assets acquired        $ 54,579        54,879
Trade names                             21,700        21,700
Other                                   20,295        20,741
---------------------------------------------------------------
                                        96,574        97,320
Less accumulated amortization          (23,871)      (20,237)
---------------------------------------------------------------
                                      $ 72,703        77,083
===============================================================

Note 6: Accrued Expenses and Other Current Liabilities

A summary of accrued expenses and other current liabilities follows:

                              January 2,   January 3,
(In thousands)                  1999         1998
-----------------------------------------------------
Payrolls, commissions and
  employee benefits            $17,954      13,966
Deferred income taxes            5,514       5,072
Other                           13,916      12,914
-----------------------------------------------------
                               $37,384      31,952
=====================================================

Note 7: Long-term Debt

Long-term debt consists of the following:

                                    January 2,    January 3,
(In thousands)                         1999          1998
------------------------------------------------------------
Term loan due at various dates       $ 40,389       51,775
Revolving credit loan, due
  July 12, 2001                        68,291       70,908
Other indebtedness, primarily
  fixed-rate industrial revenue
  bonds, due through 2011               2,495        2,710
------------------------------------------------------------
     Total long-term debt             111,175      125,393
Less current installments of
  long-term debt                        6,590        6,807
------------------------------------------------------------
Long-term debt, excluding
  current installments               $104,585      118,586
============================================================

         On July 12, 1996, the Company entered into a $190,000,000 long-term secured credit facility (the "Facility") which consisted of a $125,000,000 three-year revolving credit loan and a $65,000,000 term loan. The term loan portion of the Facility is payable in quarterly installments of $1,625,000. On January 1, 1997, the Company reduced the revolving credit loan to $110,000,000.

         The Facility was amended effective February 1, 1999 to extend the term of the revolving credit loan to July 12, 2001 and to lower the interest rate margin. Giving effect to the amendment, borrowings under the Facility currently bear interest at rates selected periodically by the Company of LIBOR plus 1.00% or prime. At January 2, 1999, LIBOR was 5.07% and the prime rate was 7.75%. Under the Facility, the Company pays a commitment fee of 1/4% per annum on the unused portion of the revolving credit facility. In connection with the 1996 refinancing, the Company incurred fees and expenses aggregating approximately $4,000,000 which are being amortized over the terms of the Facility. The interest rate margin over LIBOR and prime can be reduced upon the Company meeting a financial ratio related to operating cash flow and debt levels. Based on the Company's 1998 first and second quarter operating results, the interest rate margin was reduced by 0.25% effective April 21, 1998 and 0.25% effective July 21, 1998. Also, the Company's loan agreement was amended effective May 15, 1998 to reduce its interest rate margin by an additional 0.25%.

         The Facility is secured by substantially all the existing and hereafter acquired assets of the Company. Availability on the revolving credit loan is determined by levels of eligible inventory and eligible trade accounts receivable. The Facility contains customary covenants for asset based loans which restrict future borrowings, dividends and capital spending; and include financial covenant ratios related to cash flow, earnings and debt. At January 2, 1999, the Company's availability for future borrowings under its revolving credit loan was approximately $36,000,000. At January 2, 1999, the Company was in compliance with all covenants under the Facility.

         In connection with refinancing in 1996 the Company's long-term bank loans, approximately $890,000 of unamortized financing fees were charged to operations.

         The aggregate annual maturities of long-term debt during each of the five fiscal years subsequent to January 2, 1999 are approximately as follows:
$6,590,000 in 1999; $6,590,000 in 2000; $74,881,000 in 2001; $6,590,000 in 2002;
$6,590,000 in 2003; and $9,934,000 thereafter.

         Interest paid by the Company in 1998, 1997 and 1996 amounted to approximately $9,294,000, $12,119,000, and $12,241,000, respectively.

Note 8: Employee Stock Plan

Under an incentive stock option plan, the Company grants stock options to officers, key management employees and nonemployee directors. Options are generally granted at fair market value on the dates of the grant. All optionees must be employees or directors of the Company on the date of grant and throughout the term of the option, except in the case of death, retirement, or disability. The Company applies APB Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan.

         Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the expense relating to the stock options would have been $1,168,000 in 1998, $494,000 in 1997, and $378,000 in 1996. Unaudited pro
forma net earnings (loss) and earnings (loss) per share are as follows:

(Amounts in thousands,
except per share data)             1998            1997          1996
-----------------------------------------------------------------------
Net earnings (loss)              $11,091           5,818        (2,813)
Net earnings (loss) per
  share - basic                  $  1.42            0.75         (0.37)
Net earnings (loss) per
  share - diluted                $  1.38            0.74         (0.37)
Weighted-average fair value
  of the options granted         $ 12.27            6.33          4.90

         The estimates of option fair value are determined using the Black-Scholes option-pricing model with the following assumptions:

                               1998         1997         1996
--------------------------------------------------------------
Dividend yield                  0.0%         0.0%         0.0%
Stock price volatility         50.0%        30.0%        30.5%
Risk free interest rate         4.7%         5.4%         5.5%
Assumed forfeiture rate        10.0%        20.0%        17.8%
Expected life                6 years      6 years      6 years

         A total of 1,188,889 shares were reserved for option under previous and current stock option plans. At January 2, 1999, approximately 6,100 shares are available for future options. Options granted prior to 1991 are generally exercisable at the cumulative rate of 20% per year after one year from the date of grant. Options granted subsequent to 1990 are generally exercisable at the cumulative rate of 25% per year after one year from the date of grant. Options expire over a period not to exceed ten years from the date of grant. Stock option activity during 1996, 1997 and 1998 follows:

                                              Weighted-
                               Number of      Average
                                Shares     Exercise Price
---------------------------------------------------------
Outstanding at
  December 30, 1995             252,178          $21.90
Granted in 1996                 442,510          $11.86
Cancelled in 1996               (98,533)         $21.76
                                -------
Outstanding at
  December 28, 1996             596,155          $14.63
Granted in 1997                 100,005          $15.51
Exercised in 1997                (4,500)         $11.64
Cancelled in 1997               (43,038)         $16.67
                                -------
Outstanding at
  January 3, 1998               648,622          $14.67
Granted in 1998                 192,000          $22.92
Exercised in 1998               (75,747)         $13.30
Cancelled in 1998               (16,673)         $20.32
                                -------
Outstanding at
  January 2, 1999               748,202          $16.79
                                -------
Exercisable at
  January 2, 1999               294,084          $16.38
                                -------

         The Company had options for 213,466 and 96,545 shares exercisable at January 3, 1998 and December 28, 1996, respectively, with a weighted-average exercise price totaling $17.81 and $23.73, respectively.

         The following table summarizes information concerning currently outstanding and exercisable options:

                            Outstanding Options                                         Exercisable Options
----------------------------------------------------------------------------    -------------------------------------
                       Number           Weighted-Average                              Number
   Range of        Outstanding at          Remaining        Weighted-Average     Exercisable at      Weighted-Average
Exercise Prices    January 2, 1999      Contractual Life     Exercise Price      January 2, 1999      Exercise Price
----------------------------------------------------------------------------    --------------------------------------
$10.75 - 15.75         446,362              7.4 Years            $12.60              186,744              $12.41
$15.76 - 25.00         208,253              7.9                  $19.50               73,753              $18.57
$25.01 - 40.50          93,587              7.4                  $30.73               33,587              $33.58
                       -------                                                       -------
                       748,202              7.5                  $16.79              294,084              $16.38
                       =======                                                       =======

Note 9: Employee Benefit Plans

Defined Contribution Plan
The Company has a savings plan for employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to a fixed percentage of their compensation, with the Company matching a portion of each employee's contributions. Company contributions under the plan aggregated approximately $1,241,000 in 1998, $1,101,000 in 1997 and $485,000 in 1996. All 1998 and 1997 contributions were in the form of the Company's common stock, of which, in 1998, 59,400 shares were purchased on the open market and, in 1997, 38,889 shares were newly issued and 33,675 shares were purchased on the open market.

Defined Benefit Pension Plan
The Company and several of its subsidiaries had noncontributory defined benefit pension plans covering qualified salaried and hourly employees which were merged into a common plan on December 31, 1996. The defined benefit plan was amended on December 13, 1996 to provide that no additional benefits would accrue under the plan after December 31, 1996. As a result of these actions, the Company credited to cost of sales a gain of approximately $738,000 in the fourth quarter of 1996. Regulatory approval to terminate the plan was received on April 1, 1998 and in anticipation of that approval approximately 75.0% of the plan assets were distributed in 1997 with the remaining balance of the plan assets distributed in December 1998.

Non-Qualified Retirement Plans
The Company has non-qualified retirement plans covering certain existing and former salaried employees. At January 2, 1999 and January 3, 1998, the Company had approximately $1,873,000 and $899,000, respectively, of assets available to fund future obligations of the non-qualified plans. These assets are included in intangible and other assets, and the related liabilities are included in deferred and other liabilities in the accompanying consolidated balance sheets. The liability for the non-qualified retirement plans is reflected in the reconciliation of the plans below:

                                       Pension Benefits
                                      -------------------
(In thousands)                        1998           1997
----------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                  $ 3,123        2,393
Service cost                             140           65
Interest cost                            243          178
Amendments                                --          691
Actuarial (gain) loss                    308          (77)
Benefits paid                           (185)        (127)
----------------------------------------------------------
Benefit obligation at
  end of year                        $ 3,629        3,123
==========================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  $     0            0
Employer contribution                    185          127
Benefits paid                           (185)        (127)
----------------------------------------------------------
Fair value of plan assets
  at end of year                     $     0            0
==========================================================

Funded status                        $(3,629)      (3,123)
Unrecognized net
  actuarial (gain) loss                  206         (102)
Unrecognized prior service cost        1,064        1,198
----------------------------------------------------------
Net liability recognized             $(2,359)      (2,027)
==========================================================

         Net pension expense for the defined benefit and non-qualified plans for 1998, 1997 and 1996 included the following components:

(In thousands)                      1998        1997         1996
------------------------------------------------------------------
Service costs-benefits earned
  during the period                 $140          65        2,119
Interest cost on
  projected obligation               243       2,944        3,440
Return on assets                      --      (2,765)      (6,133)
Amortization of unrecognized
  net obligation at transition
  and net deferrals                  134          86        3,032
Curtailment gain                      --          --         (738)
------------------------------------------------------------------
Net pension expense                 $517         330        1,720
===================================================================

         The projected benefit obligation of the non-qualified retirement plans at January 2, 1999 and January 3, 1998 was determined using an assumed discount rate of 7.25% and 7.50%, respectively, and assumes a long-term rate of salary increases of 4.50%. The assumed long-term rate of return on plan assets was 8.50% for 1998, 1997 and 1996.

Note 10: Postretirement Benefits Other than Pensions

In May 1996, the Company curtailed the post-retirement features of its health care benefit program, effective July 1, 1996. As a result of this curtailment, the Company in 1996 had an aggregate credit of approximately $4,200,000, consisting of normal costs totaling $747,000 and a curtailment gain totaling $4,947,000, recognized in operating income ($3,700,000 in cost of sales and $500,000 in selling, general and administrative expenses).

Note 11: Income Taxes

Components of income tax expense (benefit) for 1998, 1997 and 1996 are as follows:

(In thousands)       1998         1997         1996
-----------------------------------------------------
Current:
Federal             $6,347       (3,785)      (4,054)
State                  511          335          149
-----------------------------------------------------
                     6,858       (3,450)      (3,905)
Deferred:
Federal                952        7,035        1,385
State                   27          284          568
-----------------------------------------------------
                       979        7,319        1,953
-----------------------------------------------------
                    $7,837        3,869       (1,952)
=====================================================

         The change in deferred liabilities from 1997 to 1998 was $679,000. Deferred tax expense differs from this amount due to tax benefits recognized from the utilization of acquired subsidiary carryforward net operating losses.

         The effective income tax rate on earnings (loss) before income taxes for the 1998, 1997, and 1996 was 39.0%, 38.0% and 44.5%, respectively. The actual income tax rate (benefit) differs from the "expected" income tax rate (benefit) computed by applying the Federal income tax rate of 35% to earnings before income taxes for 1998, and by applying the Federal income tax rate of 34% to earnings (loss) before income taxes for 1997 and 1996 as follows:

(In thousands)                             1998          1997         1996
---------------------------------------------------------------------------
Federal statutory rate                     35.0%         34.0        (34.0)
Increases (reductions) due to:
  Amortization of the excess of
     cost over the assigned value
     of net assets acquired                 2.4           4.6         10.3
  Tax credits, net                         (1.8)         (7.0)       (30.0)
  State income taxes, net of
     Federal income tax benefit             1.7           4.0          2.2
  Change in valuation allowance
     for deferred tax assets                1.5            --           --
  Foreign trade income
     exemptions                            (1.3)         (2.5)        (8.5)
  Restructuring and
     reorganization charges                  --            --         24.2
  Other                                     1.5           4.9         (8.7)
---------------------------------------------------------------------------
Effective income tax rate                  39.0%         38.0        (44.5)
===========================================================================

  During 1998, the Company paid taxes (net of refunds received) of approximately $6,012,000. During 1997 and 1996, the Company received refunds (net of taxes paid) of approximately $4,235,000, and $8,360,000, respectively.

  The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                     January 2,    January 3,
(In thousands)                         1999           1998
-------------------------------------------------------------
Deferred tax liabilities:
  Inventories                        $ (7,216)       (7,096)
  Property, plant and equipment        (3,820)       (4,025)
  Intangible and other assets          (7,072)       (7,638)
  Lease obligations                    (3,562)       (4,636)
  Other                                  (798)         (187)
-------------------------------------------------------------
Total deferred tax liabilities        (22,468)      (23,582)
-------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                     894           984
  Inventories                             677           923
  Liabilities and reserves              5,772         5,447
  Tax credit carryforwards                745         1,832
  Net operating loss
     carryforwards                      2,130         3,153
  Other                                   272           244
-------------------------------------------------------------
  Gross deferred tax assets            10,490        12,583
  Valuation allowances                 (1,414)       (1,714)
-------------------------------------------------------------
Total deferred tax assets               9,076        10,869
-------------------------------------------------------------
Net deferred tax liability           $(13,392)      (12,713)
=============================================================

         Deferred taxes are classified in the accompanying consolidated balance sheets as follows:

                                    January 2,     January 3,
(In thousands)                        1999           1998
-------------------------------------------------------------
Accrued expenses and other
  current liabilities               $ (5,514)       (5,072)
Deferred and other liabilities        (7,878)       (7,641)
-------------------------------------------------------------
                                    $(13,392)      (12,713)
=============================================================

         A valuation allowance exists for the deferred tax assets related to a net operating loss carryforward (NOL) from the stock purchase of Pilliod Furniture. Approximately $834,000 of the $4,761,000 NOL carryforward deductions was utilized in 1998 and the valuation allowance was reduced accordingly. The excess of cost over the assigned value of net assets acquired decreased approximately $300,000 in recognition of the tax benefit resulting from the utilization of the NOL carryforward deductions. The remaining NOL deductions of $3,927,000 may be carried forward up to 10 more years to offset future earnings, subject to normal annual limitations prescribed by tax law. A valuation allowance of $1,414,000 remains in deferred taxes for these unexpired NOL carryforward deductions. Tax benefits recognized subsequent to 1998 relating to the valuation allowance for deferred tax assets at January 2, 1999 will be applied to reduce the excess cost over the assigned value of Pilliod's net assets acquired.

         The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

Note 12: Leases and Contingencies

The Company leases manufacturing facilities, executive offices, various warehouses, sales offices and showrooms, as well as manufacturing, transportation, data processing and office equipment under operating leases which expire at various dates through 2026. Future minimum lease payments under noncancelable operating leases as of January 2, 1999 are as follows:

Fiscal Year:                              (In thousands)
--------------------------------------------------------
1999                                         $10,711
2000                                           9,017
2001                                           5,684
2002                                           4,371
2003                                           3,320
Thereafter                                     7,111
--------------------------------------------------------
Total                                        $40,214
========================================================

         In 1996, the Company entered into a sale leaseback agreement for certain manufacturing equipment located at several of its manufacturing facilities. This transaction was recorded as an asset sale. The cash proceeds from the sale of approximately $3,538,000 were used to repay long-term debt. Under the agreement, the Company will lease the equipment over 69 months. The Company has the option to purchase the equipment at the end of the lease terms.

         In March 1997, the Company sold its Monroe, NC upholstery manufacturing facility to a private partnership for $5,300,000. At the same time, the Company entered into a seven-year agreement to lease the facility back, with options existing to renew the lease at the end of its term for up to eight additional years. The net proceeds from the sale of $5,100,000 were utilized to reduce the Company's outstanding long-term debt. A deferred gain totaling $580,000 is being amortized into operations over the life of the lease.

         Rental expense for cancelable and noncancelable operating leases charged to operations was as follows:

Fiscal Year:                              (In thousands)
--------------------------------------------------------
1998                                         $12,963
1997                                          12,183
1996                                          12,203

         Rental expense includes contingent rentals based upon usage of transportation equipment under cancelable and noncancelable operating leases which totaled approximately $695,000 in 1998, $702,000 in 1997, and $719,000 in 1996.

Note 13: Restructuring and Divestitures

In 1996, the Company recorded aggregate non-cash restructuring charges of $3,431,000 which consisted of: (a) a $1,900,000 charge due to a shortfall in anticipated proceeds on the sale of Fournier Furniture; (b) a $3,245,000 charge due to the necessity to liquidate versus sell Daystrom Furniture and for severance related to continued restructuring of the Company; and (c) $1,714,000 of aggregate credits as a result of proceeds from the liquidation of idle assets held for sale exceeding earlier estimates. The net costs charged against aggregate restructuring reserves of $1,634,000 at December 28, 1996 totaled $1,397,000 in 1997.

         The following unaudited pro forma information shows consolidated operating results for 1996 as though the Company had divested Daystrom Furniture and Fournier Furniture as of January 1, 1996, excluding the restructuring expense recorded during 1996:

(In thousands, unaudited)                            1996
-----------------------------------------------------------
Net sales                                          $481,911
Earnings before interest and income taxes            14,476

Selected Quarterly Data (Unaudited)        LADD Furniture, Inc. and Subsidiaries


                                                               Fiscal 1998                                Fiscal 1997
                                                ----------------------------------------    ---------------------------------------
Dollar and share data in thousands,              Fourth     Third     Second      First     Fourth      Third     Second     First
except per share amounts                        Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter   Quarter
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING STATEMENT DATA
Net sales                                       $145,253    142,896   135,505    147,409    146,625    129,935    125,572   123,368
Cost of sales                                    116,713    115,160   108,173    120,733    119,429    106,791    101,393   101,437
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                      28,540     27,736    27,332     26,676     27,196     23,144     24,179    21,931
Selling, general and administrative expenses      20,286     19,932    19,947     20,350     20,328     17,794     18,561    17,552
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                   8,254      7,804     7,385      6,326      6,868      5,350      5,618     4,379
-----------------------------------------------------------------------------------------------------------------------------------
Other (income) deductions:
Interest expense                                   2,123      2,220     2,371      2,584      2,817      2,701      2,719     3,005
Other, net                                            43        148       310       (126)       276       (199)       194       521
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                       6,088      5,436     4,704      3,868      3,775      2,848      2,705       853
Income tax expense                                 2,377      2,117     1,835      1,508      1,371      1,110      1,055       333
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                    $  3,711      3,319     2,869      2,360      2,404      1,738      1,650       520
===================================================================================================================================
Depreciation                                    $  2,660      2,568     2,528      2,544      2,539      2,492      2,520     2,568
Amortization                                         904        893       931      1,008        994      1,008      1,041     1,066
===================================================================================================================================
Weighted-average shares outstanding - basic        7,831      7,831     7,812      7,760      7,760      7,758      7,737     7,720
Weighted-average shares outstanding - diluted      7,922      8,034     8,165      7,940      7,872      7,867      7,795     7,814
===================================================================================================================================

PER SHARE DATA
Net sales                                       $  18.55      18.25     17.35      19.00      18.89      16.75      16.23     15.98
Net earnings - basic                                0.47       0.42      0.37       0.30       0.31       0.22       0.21      0.07
Net earnings - diluted                              0.47       0.41      0.35       0.30       0.31       0.22       0.21      0.07
Quarter-end book value                             18.45      17.97     17.54      17.18      16.87      16.56      16.34     16.12
===================================================================================================================================

BALANCE SHEET DATA
Net working capital                             $122,695    123,305   118,826    112,952    116,330    118,018    112,364   103,680
Net property, plant and equipment                 66,297     66,189    66,406     66,255     67,530     66,708     67,648    68,580
Total assets                                     336,965    345,519   337,822    338,158    329,190    330,770    323,150   318,159
Total debt                                       111,175    116,130   116,219    120,866    125,393    128,530    127,864   129,370
Shareholders' equity                             144,521    140,723   137,377    133,324    130,925    128,476    126,422   124,478
===================================================================================================================================

RATIOS
Gross profit margin                                 19.6%      19.4      20.2       18.1       18.5       17.8       19.3      17.8
Operating profit margin                              5.7        5.5       5.5        4.3        4.7        4.1        4.5       3.5
Return on sales                                      2.6        2.3       2.1        1.6        1.6        1.3        1.3       0.4
Effective income tax rate                           39.0       39.0      39.0       39.0       36.3       39.0       39.0      39.0
Total debt ratio                                    43.5       45.2      45.8       47.5       48.9       50.0       50.3      51.0
===================================================================================================================================

STOCK DATA
High                                            $  20.25      31.50     30.50      25.00      18.25      19.38      15.25     16.13
Low                                                13.38      13.63     21.00      14.63      14.50      13.63      12.25     14.38
Close                                              16.19      16.50     30.00      24.00      15.00      17.63      13.75     14.50
Trading volume (shares)                            2,310      2,549     6,193      3,269      1,090      5,217        965     1,413
===================================================================================================================================

Stock price and volume data for calendar quarters. 1997 fourth quarter contained 14 weeks; all other quarters contained 13 weeks.

LADD Furniture, Inc. and Subsidiaries  Management's Statement of Responsibility


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

         LADD has established and maintains a system of internal controls designed to provide reasonable assurance, at an appropriate cost, that the Company's assets are adequately safeguarded and that the accounting records reflect the transactions of the Company accurately, fairly and in reasonable detail. The internal control system provides for careful selection and training of personnel, the delegation of management authority and responsibility, the dissemination of management control policies and procedures, and an internal audit program.

         The Board of Directors, through its Audit Committee consisting of four directors who are not officers or employees of the Company, is responsible for reviewing and monitoring the financial statements and accounting practices of the Company. The Audit Committee meets periodically, either separately or jointly, with the independent auditors, representatives of management, and the Company's internal auditors to discuss auditing, accounting and financial statement matters. To ensure complete independence, representatives of KPMG LLP, certified public accountants retained by the Company to audit the financial statements, have full and free access to meet with the Audit Committee with or without the presence of management representatives.

Fred L. Schuermann, Jr.                     William S. Creekmuir
Chairman, President                         Executive Vice President
and Chief Executive Officer                 and Chief Financial Officer

February 5, 1999

Independent Auditors' Report               LADD Furniture, Inc. and Subsidiaries


The Board of Directors and Shareholders
LADD Furniture, Inc.:

We have audited the accompanying consolidated balance sheets of LADD Furniture, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LADD Furniture, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 1999 in conformity with generally accepted accounting principles.


                                                                  /s/ KPMG LLP

Greensboro, North Carolina
February 5, 1999

LADD Furniture, Inc. and Subsidiaries          Product Manufacturing Information


We are proud of the wide variety of residential and contract furniture LADD produces and markets. We cordially invite you to visit our Internet website at www.laddfurniture.com for a sampling of these products, as well as information for locating nearby dealers.

LADD'S MANUFACTURING FACILITIES

Residential                                        Contract
---------------------------------------------------------------------
Alabama                   Ohio                     Virginia
   Selma                     Swanton                  Chilhowie
                                                      Martinsville
Mississippi               Pennsylvania
   Myrtle                    Lewisburg
   Sherman                   White Deer

North Carolina            South Carolina
   Hickory                   Nichols
   Monroe
   North Wilkesboro       Tennessee
   Waynesville               Morristown

                          Virginia
                             Marion


                                     [MAP]

Directors and Officers


                               Board of Directors


Richard R. Allen(1)                                            Ian J. McCarthy(2)
Retired Chairman and Chief Executive Officer,                  President and Chief Executive Officer
LADD Furniture, Inc.                                           Beazer Homes USA, Inc.

J. Patrick Danahy(2)                                           Zenon S. Nie(1)(3)
Retired President and Chief Executive Officer                  Chairman and Chief Executive Officer
Cone Mills Corporation                                         Simmons Company

Charles R. Eitel(2)(3)                                         L. Glenn Orr, Jr.(2)(3)
President and Chief Operating Officer                          President and Chief Executive Officer
Interface, Inc.                                                Orr Management Company

David A. Jones(1)                                              Fred L. Schuermann, Jr.
Chairman, President and Chief Executive Officer                Chairman, President and Chief Executive Officer
Rayovac Corporation                                            LADD Furniture, Inc.
                                                               (1)Audit Committee   (2)Compensation Committee
Thomas F. Keller, Ph.D.(1)(3)                                  (3)Corporate Governance Committee
R.J. Reynolds Professor and Former Dean
Fuqua School of Business, Duke University


Corporate Executive Officers                                   Other Executives
Kenneth E. Church                                              Daryl B. Adams
Executive Vice President, LADD and                             Vice President, Corporate Controller and
President, LADD Upholstery Group                               Chief Accounting Officer, LADD

William S. Creekmuir                                           Jesse A. Brinkley
Executive Vice President, Chief Financial                      President, Lea Industries
Officer, Secretary and Treasurer, LADD
                                                               Victor D. Dyer
Michael P. Haley                                               Vice President, Human Resources, LADD
Executive Vice President, LADD and
President, LADD Contract Sales Group                           Kenneth B. Fonville
                                                               President, Pennsylvania House Casegoods
Donald L. Mitchell
Executive Vice President, LADD and                             Mark B.Gosnell
President, LADD Casegoods Group                                President, Barclay Furniture

Fred L. Schuermann, Jr.                                        Greg P. Noe
Chairman, President and                                        President, Pilliod Furniture
Chief Executive Officer
LADD                                                           David C. Ogren
                                                               Vice President, Market Development, LADD

                                                               Jeffrey R. Scheffer
                                                               President, American Drew

                                                               R. Rand Tucker
                                                               Vice President, General Counsel and
                                                               Assistant Secretary, LADD

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
   4620 Grandover Parkway
   P.O. Box 26777
   Greensboro, NC 27417-6777
   Phone: (336) 294-LADD
   U.S. Fax: (336) 315-4399
   International Fax: (336) 315-4394
   Internet: www.laddfurniture.com

American Drew (Casegoods)
   4620 Grandover Parkway
   P.O. Box 26777
   Greensboro, NC 27417-6777
   Phone: (336) 294-5233
   Fax: (336) 315-4392
   Internet: www.americandrew.com

American of Martinsville (Contract)
   128 E. Church Street
   P.O. Box 5071
   Martinsville, VA 24115-5071
   Phone: (540) 632-2061
   Fax: (540) 638-8810
   Internet: www.americanofmartinsville.com

Barclay (Upholstery)
   166 Teaguetown Rd.
   Hickory, NC 28601-8360
   Phone: (828) 495-2200
   Fax: (828) 495-2260
   Internet: www.barclayfurniture.com

Clayton Marcus (Upholstery)
   166 Teaguetown Rd.
   Hickory, NC 28601-8360
   Phone: (828) 495-2200
   Fax: (828) 495-2260
   Internet: www.claytonmarcus.com

LADD Transportation
   4620 Grandover Parkway
   P.O. Box 26777
   Greensboro, NC 27417-6777
   Phone: (336) 294-5233
   Fax: (336) 315-4382
   Internet: www.laddtransportation.com

Lea Industries (Casegoods)
   4620 Grandover Parkway
   P.O. Box 26777
   Greensboro, NC 27417-6777
   Phone: (336) 294-5233
   Fax: (336) 315-4386
   Internet: www.leaindustries.com

Pennsylvania House (Casegoods & Upholstery)
   137 N. 10th Street
   Lewisburg, PA 17837-1388
   Phone: (717) 523-1285
   Fax: (717) 523-6278
   Internet: www.pennsylvaniahouse.com

Pilliod Furniture (Casegoods)
   4620 Grandover Parkway
   P.O. Box 26777
   Greensboro, NC 27417-6777
   Phone: (336) 294-5233
   Fax: (336) 315-4377
   Internet: www.pilliodfurniture.com

Transfer Agent
Wachovia Shareholder Services
c/o Boston EquiServe
P.O. Box 8217
Boston, MA 02266-8217
Shareholder Account Information: 1-800-633-4236

Legal Counsel
Kilpatrick Stockton LLP, Winston-Salem, NC

Independent Auditors
KPMG LLP, Greensboro, NC

Common Stock Data
LADD's common stock trades on the Nasdaq Stock Market under the symbol LADF. The high and low prices of LADD common stock for the calendar quarters below, as reported by Nasdaq, were:

1998                 HIGH      LOW      1997                 HIGH      LOW
-----------------------------------     -----------------------------------
First Quarter       $25.00    14.63     First Quarter       $16.13    14.38
-----------------------------------     -----------------------------------
Second Quarter       30.50    21.00     Second Quarter       15.25    12.25
-----------------------------------     -----------------------------------
Third Quarter        31.50    13.63     Third Quarter        19.38    13.63
-----------------------------------     -----------------------------------
Fourth Quarter       20.25    13.38     Fourth Quarter       18.25    14.50
-----------------------------------     -----------------------------------

At year-end 1998, LADD had an estimated 3,500 shareholders.

Annual Meeting
Shareholders are cordially invited to attend LADD's 1999 Annual Meeting, to be held Thursday, April 29th, at 10:00 a.m. at the Grandover Resort & Conference Center in Greensboro, NC.

Investor Relations
John J. Ong, CFA
Vice President, Investor Relations
Phone: (336) 315-4049 or e-mail: jong@laddnet.com

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended January 2, 1999, as filed with the Securities and Exchange Commission, will be sent without charge to any stockholder upon request. Please direct written or e-mail requests to Investor Relations at the corporate headquarters address above.

Forward-Looking Statements
This Annual Report contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. Such statements are dependent on a number of factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such factors include the company's ability to increase its sales at a faster growth rate than that of the industry, raise its gross margins, improve its profitability at a faster rate than sales, reduce its debt levels and financing costs, and achieve Y2K compliance, in addition to those factors set forth in the company's required filings with the Securities and Exchange Commission.